03 JUL -8 AM 7:21

GUS

Ref: PGC/ltop/adr0603

27 June 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate F
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA



GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose copies of the relevant documents issued from 7 May to date. For completeness a list of these documents is attached to this letter.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

DOCUMENTS PASSED TO SEC – 27 JUNE 2003

COMPANIES HOUSE FILINGS			
•	13 May 2003	-	Forms 88(2) re allotment of shares
•	6 June 2003	-	Forms 88(2) re allotment of shares and Form 169 re purchase of own shares
•	17 June 2003	-	Forms 88(2) re allotment of shares
•	18 June 2003	-	Forms 88(2) re allotment of shares
•	20 June 2003	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)			
•	19 May 2003		Director shareholding
•	22 May 2003	-	Burberry Group plc Preliminary Results (see Annual Report issued on 22 May 2003)
•	27 May 2003	-	GUS plc disposal
•	28 May 2003	-	GUS plc Preliminary Results
•	29 May 2003	-	Director shareholding
•	30 May 2003	-	Director shareholding
•	3 June 2003	-	Director shareholding
•	4 June 2003	-	Additional Listing
•	5 June 2003	-	Additional Listing
•	6 June 2003	-	Additional Listing
•	10 June 2003	-	Additional Listing

•	11 June 2003	-	Additional Listing
•	12 June 2003	-	Burberry Group plc Annual Report
•	12 June 2003	-	Additional Listing
•	13 June 2003	-	Block Listing return
•	16 June 2003	-	OFT re disposal of Home shopping and Reality businesses
•	17 June 2003	-	Director shareholding
•	17 June 2003	-	Director shareholding
•	18 June 2003	-	Additional Listing
•	19 June 2003	-	Director shareholding
•	20 June 2003	-	Additional Listing
•	20 June 2003	-	Director shareholding
•	23 June 2003	-	Director shareholding
•	23 June 2003	-	Additional Listing
•	23 June 2003	-	GUS plc Annual Report and Financial Statement 2003; Annual Review and Summary Financial Statement 2003; Notice of Annual General Meeting 2003 and Form of Proxy
•	23 June 2003	-	Block Listing Return
•	24 June 2003	-	Director shareholding
•	25 June 2003	-	Additional Listing
•	26 June 2003	-	Director shareholding
•	27 June 2003	-	Additional Listing
•	27 June 2003	-	Director shareholding

PAUL COOPER
27 JUNE 2003

82 5017

GUS

Ref: PGC/klf

13 May 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with a recent allotment of shares, I enclose Form 88(2) duly completed.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

1 of 1

:hares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
ate or period during which ha were allotted *(f shares were allotted on one date nter that date in the "from" box.)*	7	5	2007			

:lass of shares *(rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
'umber allotted	2,931	114	
ominal value of each share	25p	25p	
mount (if any) paid or due on each hare *(including any share premium)*	384p	523p	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

› that each share is to be eated as paid up

onsideration for which e shares were allotted
(his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ontract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 3,045
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

igned David Morris Date 13 - 5 - 03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/ExC/JS/7677 Tel 0161 273 8282

DX number DX exchange

Continuation sheet 1 attachment to form 88(2) dated 13/5/03

SHARES ALLOTTED

MPANY : GUS PLC
CURITY : ORDINARY 25P SHARES

LOTMENT PERIOD : FROM 02MAY03 TO 02MAY03

OLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
AUNCH RICHARD /MR. 40 PEREGRINE PLACE NORTHAMPTON NN4 0SL	296
OLLAND LYNNETTE /MISS. 54 WESTWOOD ROAD ATHERSTONE WARWICKSHIRE CV9 2AY	473
CAULEY MARTIN J /MR. 38 KINGBURY ROAD ST JOHNS WORCESTER WR2 4JH	498
MILLER KEITH R /MR. 19 TOGSTON ROAD NORTH BROOMHILL MORPETH NORTHUMBERLAND	128
MILNER MARTIN R /MR. 5 HILLSIDE CRESCENT HORWICH BOLTON BL6 7HD	169
ROGERS JAMES E /MR. 13 CHELTENHAM ROAD BROADWAY WORCESTERSHIRE WR12 7BY	128
SAVAGE JOHN /MR. 648 MOOR ROAD BESTWOOD VILLAGE NOTTINGHAM NG6 8TE	1127
STONE ALISON J /MRS. 10 ROBOROUGH GARDENS ASHBURTON DEVON TQ13 7BJ	226
NUMBER OF ACCOUNTS : 8	3045

*****END OF REPORT *****

825017

03 JUL -8 [illegible] 7:21

Ref: PGC/klf

6 June 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

I am also taking the opportunity to enclose a stamped form 169 dated 21 October 2002 in respect of a cancellation of 190,000 Ordinary shares of the Company. The original form was lost by the Inland Revenue and they have therefore stamped (and only just returned) a certified copy. I trust that this can be accepted for filing.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Encs.



PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4586	114	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached list Address UK Postcode	Class of shares allotted Ordinary	Number allotted 4700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Dava Morris Date 5 June 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Ex-C/DJS/7784 Tel 0161 273 8282

DX number DX exchange

SHARES ALLOTTED

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 30MAY03 TO 30MAY03

Continuation sheet 1 to form 88(2) dated 5 June 2003

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
COLLINS DAVID /MR. 43 CEDAR AVENUE BRICKFIELDS WORCESTER WR4 9UD	128
DAVIES FRANCIS /MRS. 9 TOPHAM AVENUE HARLEY GOODACRE WORCESTER WR4 0PG	269
EYRE JOHN STUART /MR. 53 CHESTNUT STREET CHADDERTON LANCS OL9 8HH	1611
GOULTHORPE IRENE /MRS. 4 WESTLEA DRIVE TINGLEY WAKEFIELD WF3 1DH	282
HARRIS SUSAN /MRS. CELANDINE ROCK CROSS ROCK KIDDERMINSTER WORCESTERSHIRE DY149SD	360
JACKSON ELAINE /MRS. 53 BEECH AVENUE WHITEFIELD MANCHESTER LANCASHIRE	322
MURPHY LYNETTE MARIE /MISS. 4 DEBDALE AVE GORTON MANCHESTER M18 7LH	322
NEED DAVID J /MR. 2 HADEN CLOSE HAYSEECH CRADLEY HEATH WARLEY WEST MIDLANDS B64 7JH	88
OLIVER JOHN A /MR. 10 REAM CLOSE EYNESBURY MANOR ST NEOTS CAMBRIDGESHIRE PE19 2HE	257

SYKES ANN D /MRS. 8 CHESSWOOD COURT BURY LANE RICKMANSWORTH	148
TUNSTALL JAYNE /MISS. 17 COLTISHALL CLOSE WORCESTER WR5 3RF	398
WOOD ANN /MRS. 5 ASHBY RD HAWKLEY HALL WIGAN WN3 5NE	515
NUMBER OF ACCOUNTS : 12	4700

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS Plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	20	05	03			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	14,638	87	
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached list for details Address: UK Postcode	Class of shares allotted Ordinary	Number allotted 14,725
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed David Morris Date 21 MAY 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Ex-C/CS/7734 Tel: 0161 273 8282

DX number DX exchange

COMPANY : GUS PLC
SECURITY : ORDINARY 25P SHARES

ALLOTMENT PERIOD : FROM 16MAY03 TO 16MAY03

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ALLEN MARTIN /MR. N A/C 5 KESTON WAY RAUNDS NORTHAMPTONSHIRE	385
BAYLISS JOHN F L /MR. 4 BLAGDON CLOSE ST PETERS WORCESTER WR5 3PL	205
COLQUITT DAVID /MR. 1 COPPY ROAD STEETON KEIGHLEY WEST YORKSHIRE BD20 6PJ	134
COUCHMAN CARL /MR. 20 PLYMOUTH ROAD STIRCHLEY KINGS NORTON BIRMINGHAM	386
DAGLEY RICK J /MR. 14 CHEVIOT ROAD HAZEL GROVE STOCKPORT SK7 5BH	1611
DRAKEFORD CHARLES WILLIAM /MR. 68 BILLING ROAD BRAFIELD ON THE GREEN NORTHANTS NN7 1BL	838
FRIEND JASON /MR. 29 CEDAR DRIVE LOUGHTON ESSEX IG10 2PA	1235
GALE JULIE /MRS. 16 ASHDOWN CLOSE MALVERN ROAD WORCESTER WR2 4NP	128
HILES JULIE M /MRS. 14 RUSSETT CLOSE WORCESTER WORCESTERSHIRE WR2 6EL	402
JONES DAVID ROGER /MR. EAGLE HOUSE	1349

CONTINUATION SHEET 1 ATTACHED TO FORM 88(2) DATED 21 MAY 2003

MAIN ROAD
BARKSTON

JONES JANE LESLEY /MRS. 1364
17 BEVERE CLOSE
WORCESTER
WR3 7QH

KELSALL RUSS /MR. 335
8 SLADE AVENUE
LYPPARD HANFORD
WORCESTER
WR4 0HB

MAGRATH CAROLINE /MISS. 1676
33 GEORGE STREET
RYHILL
WAKEFIELD
WEST YORKSHIRE

OLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
CSHANE ROBERT /MR. 123 RAILWAY ROAD URMSTON MANCHESTER M41 0YD	1611
AYNE MARK /MR. 32 PILGRIMS WALK WORTHING WEST SUSSEX BN13 1RJ	115
ALKER DERRICK JOHN /MR. 34 GREAVES AVENUE MELTON MOWBRAY LEICS LE13 0LE	335
ATTS CRAIG /MR. 134 RUGBY ROAD DAGENHAM ESSEX RM9 4AP	1611
HITTAMORE ANGELA FONTAINE /MS. 27 PENROSE COURT SELSTON NOTTINGHAM NG16 6RH	1005
UMBER OF ACCOUNTS : 18	14725

****END OF REPORT *****

Continuation sheet 2 attached to form 88(2) paid 20 Aug 2003

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

£4470 –
pos.

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use | Company number 146[illegible]

Name of company

* insert full name of company

* GUS plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	190,000		
Nominal value of each share	£0.25p		
Date(s) on which the shares were delivered to the company	01.10.02		
Maximum prices paid § for each share	470.08p		
Minimum prices paid § for each share	470.08p		

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 839,152 ·00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£4,470·00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed David Morris Designation‡ SECRETARY Date 21 OCTOBER 2002

Presentor's name address and reference (if any):

CERTIFIED A TRUE COPY
[signature]
Assistant Company Secretary 21/10/02

For official Use (02/00)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

825017

03 JUL -8 AM 7:21

Ref: chcorres.pgc.roc88(2)

17 June 2003

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

US plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

:ompany Number: 146575

:ompany name in full: GUS plc

;hares allotted (including bonus shares):

)at... period during which ha... were allotted
'f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	30	05	2003			

:lass of shares *)rdinary or preference etc)*	Ordinary		
lumber allotted	392,565		
lominal value of each share	25p		
.mount (if any) paid or due on each hare *(including any share premium)*	375.70p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be eated as paid up

onsideration for which ie shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ›ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	392,565
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	392,565
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

igned David Morris Date 17 [illegible] 2003

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the ırson Companies House should ɔntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/2233 Tel: 0161 273 8282
DX number DX exchange



PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	369,852		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Ordinary	369,852
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	369,852

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 17 June 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./DW5432 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	04	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	29,176	6,936	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 12 Tokenhouse Yard	Ordinary	36,112
LONDON		
UK Postcode EC2R 7AN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	36,112
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned David Morris Date 17 June 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC./SS/2254 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

:HFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,800		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name MRS SHARON JOLLY Address THE HOLLIES, 61 CHURCH LANE, COSSALL NOTTINGHAMSHIRE UK Postcode NG1 6 2RW	Ordinary	4,800
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	4,800

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris Date 17 June 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SS/2250 Tel: 0161 273 8282
DX number DX exchange

82 5017



Ref: PGC/klf

18 June 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,752	54,744	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.1270	£3.7570	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	17,387	1,005	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

IPANY : GUS PLC
URITY : ORDINARY 25P SHARES

OTMENT PERIOD : FROM 13JUN03 TO 13JUN03

LDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
AGSHAW SUSAN LYNN /MRS. 37 DUNNISHER ROAD NEWALL GREEN MANCHESTER M23 2ZL	139
ARNES ROBERT CHARLES /MR. 7 CROFTWELL HARPENDEN HERTFORDSHIRE AL5 1JG	286
ECKWITH DEBORAH JULIE /MISS. 50 DUKE ST GLOSSOP DERBYSHIRE SK13 8DU	139
ELL TERENCE /MR. 16 ROMSEY DRIVE CHEADLE HULME CHEADLE CHESHIRE	1238
ROOKS ALAN GEORGE /MR. 37 THE STRAND ATTENBOROUGH NOTTINGHAM NG9 6AU	1047
URTON DIANE /MRS. 16 HONEYSUCKLE CLOSE WIDNES CHESHIRE WA8 9EP	698
ARROLL MICHELLE /MISS. 39 UPTON GRANGE WIDNES CHESHIRE WA8 9ZA	279
OUGH ROBERT ANDREW /MR. 8 HEAVILY HORWICH BOLTON BL6 7QG	698
OPER JAMES EDWARD /MR. 3 BEXTON LANE NUTSFORD HESHIRE A16 9BL	349
XON WILLIAM ANDREW /MR. 0 HEBBLE CLOSE URTON HEIGHTS	349

Continuation
Sheet 1
Attached to
88(2) Dated
18 June 2003

OLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
ORSTER SIMON MATTHEW /MR. 44 NEW PLATT LANE GOOSTREY CHESHIRE CW4 8NJ	1745
ARNER GWENDOLINE /MRS. 56 CRUCIAN WAY CROXTETH PARK LIVERPOOL L12 0AW	541
OLDTHORPE STEVEN JAMES /MR. 36 HILARY AVE BARDSLEY OLDHAM OL8 2TD	342
OODWIN COLLETTE JANE /MRS. 5 FAIRFIELD RD FULWOOD PRESTON PR2 8EL	349
UGHES BECKY KAM /MRS. 72 MALVERN AVENUE FRENCHWOOD PRESTON LANCASHIRE	307
ITCHING VICTORIA M /MISS. 241 STOCKPORT ROAD CHEADLE CHESHIRE SK8 2BS	148
ANCASHIRE ANNA LOUISE /MISS. 95 CARRHILL ROAD MOSSLEY ASHTON UNDER LYNE OL5 OSA	279
ORENZELLI JACQUELINE /MRS. 32 FURNESS ROAD DAVEYHULME MANCHESTER M41 0UQ	841
ILLS BERNARD HENRY JAMES /MR. 16 ST MARYS CLOSE KEMPSEY WORCESTER WR5 3JX	698

HOLDERS NAME & ADDRESS DETAILS	SHARES ALLOTTED
TOOZE ANTHONY E /MR. 16 BECKETT ROAD WORCESTER WR3 7NH	129
NUMBER OF ACCOUNTS : 28	18392

****END OF REPORT *****

CONTINUATION SHEET 3 ATTACHED TO FORM 88(2) DATED 14 JUNE 2003

82-5017

03 JUL -3 AM 7:21

GUS

Ref: PGC/klf

20 June 2003

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

Dear Sir

ALLOTMENT OF SHARES

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	17	06	2003
To			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,985		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Michael Carse Address 4 Acorn Way Silverstone, Towcester UK Postcode NN12 8DQ	Class of shares allotted Ordinary	Number allotted 7,985
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,985

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 20 June 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/LD/2377 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	112998		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	375.7p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 12 Tokenhouse Yard LONDON UK Postcode EC2R 7AN	Class of shares allotted Ordinary	Number allotted 112998
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 112998

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Dana Morris Date 20 June 2003

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/E2365 Tel: 0161 273 8282
DX number DX exchange

82 5017

03 JUL -3 AM 7:21

Ref: PGC/klf

19 May 2003

The Manager
Company Announcement Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
Email coopepa@gusco.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	844121
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

To announce that, further to the announcement made on 11 July 2002 concerning the interests of three directors in GUS shares under the GUS plc Co-Investment Plan, there are additional matching shares which will not be released to the directors until the expiry of a three year period and will be forfeited if a director resigns before then. The directors with interests in such matching shares are John Peace (187,900 Ordinary shares), David Tyler (109,608 Ordinary shares) and Terry Duddy (144,056 Ordinary shares). There has been no variation or change in the interests of those directors under the terms of that plan since 11 July 2002.

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

Exemption No. 82-5017

GUS PLC
27 May 2003

GUS plc
Disposal of Home shopping and Reality businesses

GUS plc, the retail and business services group, today announces the disposal of its Home shopping businesses in the UK, Ireland and Sweden, together with Reality, its logistics and customer care business in the UK.

The businesses will be sold for about £590m to March U.K. Limited, a company ultimately controlled by Sir David Barclay and Sir Frederick Barclay. The disposal is unconditional in the United Kingdom. GUS will receive about £450m in cash on completion of the transactions and an additional, unconditional sum of about £140m payable in May 2006. The proceeds will be used to pay down debt.

Argos Retail Group (ARG) has also entered into various commercial contracts with the buyer to cover the provision of home delivery and other services. These contracts last for up to three years.

John Peace, Chief Executive of GUS, commented:

"Since 2000, we have been streamlining GUS to focus on fewer businesses which operate in growth markets. The sale of our Home shopping and Reality operations is a natural evolution of this process and marks a further step in the transformation of the Group. It further demonstrates our commitment to focus on our chosen growth businesses.

I would like to thank each and every person in our Home shopping and Reality businesses for their tremendous efforts, particularly in the last few difficult years when agency mail order has been in decline."

Terry Duddy, Chief Executive of ARG, said:

"We believe that this transaction will better serve the long-term interests of the customers and employees of our Home shopping and Reality operations and we wish them well in the future. In the UK and Ireland, Argos Retail Group will now focus solely on general merchandise through its Argos and Homebase businesses."

Further details on transaction

GUS has entered into an agreement with March U.K. Limited to sell various home shopping and related businesses. These include the agency and direct operations and brands of Home Shopping UK and Ireland, Halens, the Swedish home shopping business, Reality and the Additions brand and business. ARG will now comprise Argos, Homebase, Wehkamp, its market-leading home shopping company in the Netherlands, and ARG Financial Services.

The disposal of the UK Home shopping business and Reality is unconditional. The disposal of the Irish and Swedish businesses is conditional on regulatory approval.

The initial consideration for the UK businesses is approximately £410m, payable today. The balance, receivable on completion following regulatory clearance in Ireland and Sweden, is £40m. Additionally, there is an unconditional consideration of about £140m payable three years from now. This is in the form of a convertible loan note from the purchaser, with interest payable at LIBOR plus 50 basis points.

Service agreements

ARG has also entered into various commercial agreements with the buyer for the continuing provision of home delivery and certain other services. These are up to three year, arms-length agreements based on current rates. In addition, ARG will provide to the buyer some central functions, such as finance and IT, for transitional periods of mostly up to twelve months.

The Argos Additions catalogue will be marketed through the Argos stores until January 2004. After that, the buyer will have the right to use the Additions brand but will not be able to use the Argos brand or distribute its catalogues via the Argos stores.

Financial impact

The businesses being sold generated sales of £1.67bn and operating profit of £35m in the year to 31 March 2003. The latter includes about £17m in ARG Financial Services and about £5m in Halens. The transaction has no material impact on earnings per share before amortisation of goodwill and exceptional items.

The businesses will be sold free of debt. The net book value of assets at the date of completion is approximately £800m. GUS therefore expects to incur a book loss of about £210m on the transaction and a provision for this amount is being taken in the year to March 2003.

In addition, there will be an exceptional charge, which will be taken in the year to March 2004, relating to the costs of the transaction and to the costs of the resulting reorganisation of the ARG shared services

infrastructure. This is currently estimated at about £30m and will be mainly cash.

Enquiries

GUS

John Peace	Group Chief Executive	020 7495 0070
Terry Duddy	Chief Executive, Argos Retail Group	
David Tyler	Finance Director	
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

GUS announcements are available on its website www.gusplc.com.

GUS will announce its preliminary results on 28 May 2003.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

28 May 2003

GUS plc
Preliminary Results For
Year Ended 31 March 2003

Highlights

- **16% increase in profit** before amortisation of goodwill, exceptional items and taxation to £642m (2002: £552m)

- **Profit before tax** increased to £409m (2002: £380m)

- **15% increase in basic earnings per share** before amortisation of goodwill and exceptional items to 47.8p (2002: 41.7p)

- **Basic earnings per share** 25.1p (2002: 25.7p)

- **7% increase in full year dividend** to 23.3p (2002: 21.7p)

- **Record profits again at Experian, Argos and Burberry**

- **Experian**: sales up 12% and profit up 20% at constant exchange rates; global momentum building with sales in North America above $1bn for the first time

- **Argos Retail Group**: sales up 11%; profit up 12%; Argos sales exceed £3bn for the first time; Homebase integration on track

- **Burberry**: sales up 21% and profit up 34% at constant exchange rates; exceeded expectations set at the time of IPO

- **Portfolio reshaping continues**: Burberry partial IPO in July 2002; acquisition of Homebase in December 2002; disposal of Home shopping and Reality in May 2003; planned partial IPO of South Africa in calendar 2004

Sir Victor Blank, Chairman of GUS, commented:

"Our priority since 2000 has been to focus GUS on fewer businesses which operate in growth markets. The partial IPO of Burberry and the disposal of Home shopping and Reality are important steps in this process. We have also been re-allocating capital to growth businesses and today's results demonstrate the real momentum within GUS."

John Peace, Chief Executive of GUS, commented:

"GUS has completed a third consecutive year of significant progress, with sales up 11% and profit up 16%. Once again, Experian, Argos and Burberry each reported record profits and the integration of Homebase is on track. We continue to look forward to the coming year with confidence, while remaining mindful of the potential impact of political and economic uncertainty."

Enquiries

GUS	John Peace	Chief Executive	020 7495 0070
	David Tyler	Finance Director	
	Fay Dodds	Director of Investor Relations	
Finsbury	Rupert Younger		020 7251 3801
	Rollo Head		

There will be a presentation today to analysts and institutions at 9.30am at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ and a press conference at 11.30am at the same location.

GUS and Burberry announcements are available on the GUS website: www.gusplc.com. The GUS slide pack and presentation to analysts and institutions will also be available there later in the day.

There will also be a conference call to discuss the results at 3.00pm today (UK time). A replay will be available later on the GUS website.

Photography is available from: www.newscast.co.uk.

GUS will hold its AGM and issue its First Quarter Trading Update on 23 July 2003.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

CHIEF EXECUTIVE'S REVIEW

GUS has completed a third consecutive successful year. In each of these years, the Group has generated a strong increase in sales and profit, while restructuring its portfolio of businesses and positioning its chosen activities as market-leaders in growth industries.

Continued sales and profit growth
Group sales increased by 11% in the twelve months to 31 March 2003. Profit before amortisation of goodwill, exceptional items and taxation grew by 16%. This is the third year of strong profit growth. All three main businesses performed well with Experian, Argos and Burberry all once again reporting record profits.

Further portfolio restructuring
GUS has continued to restructure its portfolio of businesses. The successful partial flotation of Burberry in July 2002 raised £239m for GUS as well as establishing an independent market value for Burberry. Further cash was generated by the winding down of the Finance Division (£191m) and from the property joint venture with British Land (£40m).

We announced yesterday the disposal of our Home shopping businesses in the UK, Ireland and Sweden, and of Reality, our logistics and customer care business in the UK, to March U.K. Limited for about £590m.

We are also today announcing our intention, subject to market conditions, to arrange a partial IPO for our South African Retailing business. This is expected to occur during calendar year 2004 on the Johannesburg Securities Exchange. A partial IPO will enable GUS to realise some value, while enhancing the development opportunities for our South African business.

Complementary acquisitions
While releasing capital by restructuring our portfolio, GUS has been pursuing acquisitions that complement and enhance the growth prospects of its main businesses. All of these acquisitions are expected to generate a double-digit post-tax return on capital for shareholders.

Homebase, the UK DIY and home furnishings retailer, was acquired for about £900m in December 2002. It provides Argos Retail Group with a leading brand in growing markets, as well as the potential for significant operational synergies. The acquisition of ConsumerInfo.com in the US, which supplies on-line credit information to consumers, established Experian as the leader in this fast growing direct-to-consumer market. Internationally, Experian strengthened its position with the acquisition of Nordic Info Group, the leading Scandinavian credit information business. Experian has also acquired its outstanding stakes in Scorex, in order to create a global decision solutions company.

GROUP RESULTS

In the year ended 31 March 2003, Group sales grew by 11% to £7.1bn. Profit before amortisation of goodwill, exceptional items and taxation increased to £642.4m from £552.1m, a rise of 16% on 2002. Underlying profit growth was over 20%, adjusting for unfavourable currency movements (£19m), the excess of the funding costs of Homebase over its operating profit in the short period since acquisition (£13m) and lower profits from the Finance division (£8m).

Earnings per share before amortisation of goodwill and exceptional items increased by 15% to 47.8p (2002: 41.7p). Minority interests were £17m reflecting the partial IPO of Burberry during the year. The Group's effective tax rate (based on profit before amortisation of goodwill and before profits/losses on sale of businesses) was 22.7%, compared to 23.8% last year. This is the fifth consecutive year that the effective tax rate has been below 25%.

The Group generated £618m of free cash flow in the year before acquisitions, disposals and dividends (2002: £478m). Year-end borrowings increased to £2.1bn, largely resulting from the acquisition of Homebase. An analysis of cash flow by division is given in Appendix 1.

The Board is proposing a final dividend of 16.4p (2002: 15.2p), giving 23.3p for the year (21.7p last year). Based on EPS of 47.8p, dividend cover is 2.05 times, giving cover of around two times pre-exceptional earnings for the first time since 1997.

12 months to 31 March	**Sales**		**Profit before taxation**	
	2003 £m	**2002 £m**	**2003 £m**	**2002 £m**
Experian[1]	1,201	1,115	256.4	224.2
Argos Retail Group[2]	5,234	4,703	285.1	255.2
Burberry	594	499	116.7	90.3
Other	117	140	42.3	48.9
Total	**7,146**	**6,457**	**700.5**	**618.6**
Net interest			(58.1)	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation			**642.4**	**552.1**
Amortisation of goodwill			(142.9)	(99.4)
Exceptional items			(90.1)	(72.6)
Profit before taxation			**409.4**	**380.1**
EPS before amortisation of goodwill and exceptional items			**47.8p**	**41.7p**
Reported EPS			**25.1p**	**25.7p**

The profit figures shown against each business above are operating profit, which is defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used in each table in this preliminary announcement

Following the disposal of the Home shopping and Reality businesses, the financial statements provide the split of sales and profits between continuing and discontinued businesses

1 Experian 2002 figures restated to include sales from third party call centre and related activities transferred from Reality and a loss from CreditExpert previously reported in gusco.com

2 ARG 2002 figures restated to include external logistics sales and profit previously reported by Reality

EXPERIAN

12 months to 31 March	Sales		Operating profit	
	2003 £m	2002[1] £m	2003 £m	2002[1] £m
Experian North America	718	688	171.5	154.6
Experian International	483	427	84.9	69.6
Total	1,201	1,115	256.4	224.2
Operating margin			21.4%	20.1%

1 2002 restated to reflect transfer of activities from gusco.com to Experian North America and transfer of third party call centre and related activities from Reality to Experian International

For global Experian, sales for the year increased by 12% and operating profit by 20% at constant exchange rates. Both Experian North America and Experian International delivered double-digit increases in sales and profit, driven by a combination of organic growth and targeted acquisitions.

Of the £256m of operating profit generated by Experian, 105% was converted into operating cash flow. This was a significant improvement from last year, driven by tighter control of working capital and lower capital expenditure.

In March 2003, Craig Smith, who joined as CEO of Experian North America in June 2000, was appointed Chairman of Experian worldwide. Don Robert, who was Chief Operating Officer of Experian North America, succeeded Craig Smith as CEO of that business.

John Saunders, CEO of Experian International, has taken on additional worldwide responsibility for Global Decision Solutions, Experian's first global business unit. It was formed as a result of the acquisition of the outstanding stakes in its joint ventures with Scorex, the credit decision solutions company, for £70m in March 2003. This acquisition will give Experian additional scale and accelerated growth in the credit decision solutions market. It will benefit from the expertise of a combined management team and an integrated product range.

Segmental information on Experian for this year and comparatives for last year are given in Appendix 2. Additional updated information on Experian and its markets is available on the GUS website, www.gusplc.com.

Experian North America

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales	718	688	13%
Operating profit[1]	171.5	154.6	20%
Of which:			
- Direct business[2]	139.4	123.9	22%
- FARES	32.1	30.7	13%
Operating margin	23.9%	22.5%	

1 2002 profit restated to include £4.9m loss from CreditExpert previously reported in gusco.com
2 After restructuring costs of £4.2m in 2003 (2002: £7.7m)

Experian North America delivered a strong performance in the year under review, with sales exceeding $1billion for the first time. Operating profit grew by 20% in dollars, leading to an operating margin expansion of 1.4 percentage points. The management team was further strengthened, productivity again improved and major contracts were won across the business.

Financial review
In dollars, Experian North America increased sales by 13%, with growth accelerating in the second half. ConsumerInfo.com, which was acquired in April 2002, contributed 11% of this growth. Had its sales been included in the prior year, Experian's dollar sales would have increased by 6% on a proforma basis.

Excluding ConsumerInfo.com, sales in Credit Information and Solutions rose by 8% in the year. This was helped by strong demand from clients in interest rate sensitive sectors, especially the mortgage refinancing market. Experian's own initiatives were also successful, especially in scoring and fraud solutions and an improved business information offering.

Direct-to-consumer sales in the year totalled $123m, 11% of Experian North America's revenue, up from less than 1% last year. As well as Experian's own developed products, it acquired ConsumerInfo.com, the market leader in supplying on-line credit and related information to consumers in the United States. Experian has seen significant growth in this market during the year (up 87% on a proforma basis), with over 1.4m paid members at March 2003 – up from 0.8m a year earlier.

Against a background of difficult trading conditions, Marketing Information and Solutions sales declined by 5% in the year. However, sales were on an improving trend throughout the year (-13% in H1; +4% in H2), especially in the multi-channel retail and media sectors.

In dollar terms, operating profit grew by 20% and the operating margin advanced to 23.9% (19.4% excluding FARES). The main drivers of this were:

- the benefits from strong Credit growth in the year, offset in part by a lower contribution from Marketing;
- a significant increase in the contribution from direct-to-consumer activities;
- continued tight control of costs, despite above inflation increases in areas such as legal, insurance and employee-related costs;
- significant productivity improvements, with sales per employee increasing by 18%; and
- as previously announced, a change in the data amortisation period for its consumer credit data from five to seven years, which benefited profits by $9m in the year.

With profits up $5.8m to $49.7m, FARES, the real estate information joint venture, had another excellent year, helped by continuing low interest rates.

Operational review
Experian North America remains focused on growth:

- *it is building on its core businesses.* Experian North America continues to win contracts and take share in many activities. By controlling costs, it is able to re-invest in new product areas while protecting margins.

  Experian North America is also driving growth by buying in its affiliated credit bureaux, which act principally as resellers of its data in certain regions. At 31 March 2003, 11 affiliates out of a total of 38 bureaux had been acquired at a cost of $48m. Their contribution to sales in the year to March 2003 is estimated at significantly less than 1% to sales. The complete acquisition programme is expected to cost up to $300m and to generate double-digit post-tax returns on capital;

- *it is successfully selling new solutions.* Experian's strategy of cross-selling products to clients and "bundling" products together for individual clients, both of which are done successfully in Experian International, has started to produce results in North America. Notable wins include Dell in credit and fraud solutions. In Marketing, major contracts in many sectors have recently been won, as Experian can bundle different products across many channels (mail, e-mail, in-store, etc). Previously, clients were buying these services from up to five separate suppliers; and

- *it is growing by targeted acquisitions.* The acquisition of ConsumerInfo.com gave Experian leadership in the on-line direct-to-consumer market. This is growing fast, driven by consumers' desire to manage their credit more actively and by their increasing awareness of fraud and identity theft. Experian has also been increasing its market share by introducing innovative products and through strategic alliances.

Experian International

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales			
UK[1]	298	264	13%
Rest of World	185	163	9%
Total	483	427	11%
Operating profit	84.9	69.6	21%
Operating margin	17.6%	16.3%	

1 2002 sales restated to include £23m of third party call centre and related activities transferred from Reality

Experian International, which accounts for 40% of total Experian sales, had another excellent year, continuing its long record of double-digit sales and profit growth. At constant exchange rates, sales increased by 11%, with acquisitions, net of disposals, contributing 1% of this growth. With operating profit at constant exchange rates up by 21%, the operating margin advanced by 1.3 percentage points.

Financial review
At constant exchange rates, sales in Credit Information and Solutions together grew by 15%, with strong performances from business information and account processing in particular. The latter was strong in the second half of the year as development work was undertaken on three major new projects.

Since December 2001, Experian has been the prime systems and service partner for a multi-million pound business re-engineering, systems delivery and outsourcing project for the financial services arm of Marks & Spencer. The project to support the pilot of the new Marks & Spencer joint credit and loyalty card involved delivery of account processing and related services all supported by operational and business consultancy from Experian. The project successfully delivered as planned. Experian are continuing to work closely with Marks & Spencer.

Despite difficult conditions, sales in Marketing Information and Solutions together increased by 14%, again accelerating in the second half. This was driven by strong growth in the automotive and insurance sectors. Outsourcing accounts for about 30% of Experian International's sales and showed 4% growth in the year.

Operating profit grew by 21% at constant exchange rates. This was driven by strong sales growth and by tight cost control across the business, with further productivity increases demonstrated by an 8% improvement in sales per employee.

Operational review
Experian International continues to focus on sustaining sales and profit growth:

- *it is building on its core businesses.* Experian International continues to win major contracts across its business. In the UK, it is the clear market leader in consumer credit information and continues to grow share in the financial sector and in new industries, such as telecommunications. It is also building share elsewhere in Europe, especially in Spain and Italy;

- *it is successfully selling new solutions.* Product innovation is key to Experian in driving growth and winning share. For example, during the year, Experian International launched a new service that automates decisions for banks and financial institutions for lending to businesses. This is generating early success with both existing and new clients. Another example is the completion of the UK's Motor Insurance Database, which now holds details of 28 million vehicle insurance policies. 25,000 enquiries per day are now being received from the police, showing how Experian's skills can be successfully applied to a new sector; and

- *it is growing by targeted acquisitions.* In addition to the small, targeted acquisitions made in the first half, Experian International acquired Nordic Info Group A/S in January 2003 for approximately £90m. This market-leading company provides consumer and business information in Denmark and Norway and has annual sales of about £30m.

  This acquisition brings to sixteen the number of consumer and business bureaux operated by Experian worldwide. It offers an opportunity to sell Experian's value-added products, such as application processing, fraud prevention and customer management solutions, alongside the information products in Denmark and Norway. Since acquisition, the business has met all expectations and work is well under way to enhance the current product range with value-added solutions from Experian.

As Experian International serves more clients on a pan-European basis, it is no longer appropriate to report sales separately for UK and Rest of World. From 1 April 2003, Experian International will therefore report one combined sales number.

ARGOS RETAIL GROUP

	Sales		Operating profit	
12 months to 31 March	**2003 £m**	**2002 £m**	**2003 £m**	**2002 £m**
Argos	3,192	2, 847	238.2	204.0
Homebase[1]	251	-	2.2	-
Home Shopping UK & Ireland[2]	1,482	1,607	15.4	33.6
Financial Services	34	11	4.6	(4.8)
Home Shopping Continental Europe	275	238	24.7	22.4
Total	5,234	4,703	285.1	255.2
Operating margin			5.4%	5.4%

1 Homebase sales and profit consolidated for the period from date of acquisition (20 December 2002) to 28 February 2003, Homebase's new year-end

2 2002 Home Shopping UK & Ireland restated to include £74m sales and £0.5m profit previously reported by Reality

Argos Retail Group (ARG) had another successful year, with sales up 11% and profit up by 12%. Argos again performed particularly strongly, outperforming in its market, with annual sales exceeding £3bn for the first time.

There has been significant corporate restructuring at ARG in the last twelve months:

- Homebase, a UK DIY and home furnishings retailer, was acquired for £902m in December 2002;
- Home shopping businesses in the United Kingdom, Ireland and Sweden, together with Reality, were sold for about £590m in May 2003; and
- other smaller, underperforming businesses were sold or closed during the year.

With its focus now on general merchandise, both Argos and Homebase have clear strategies and operational initiatives to deliver growth. This will be key in a period where growth in UK consumer spending is expected to be muted.

ARG generated £67m of operating cash flow, equivalent to 24% of operating profit. Investment in the year to March 2003 in supply chain, new stores and the Financial Services loan books will underpin future growth.

Argos

12 months to 31 March	2003 £m	2002 £m	Change
Sales[1]	3,192	2,847	12%
Operating profit[1]	238.2	204.0	17%
Operating margin	7.5%	7.2%	

1 Includes Argos Additions and jungle.com

For the third successive year, Argos' sales grew faster than its market and it again grew operating margin. At the same time, customers' perceptions of the choice, value and convenience it offers also continued to improve. This improvement, along with Argos' own growth initiatives, should enable it to continue to outperform its market as consumer spending growth slows further in the current year.

Financial review
Excluding Argos Additions and jungle.com, Argos' sales in the full year increased by 13%, or 7% on a like-for-like basis. For the year as a whole, it grew share in all its major markets, with particularly strong sales growth in consumer electronics, mobile phones, electricals and home furnishings.

Gross margins for the year were firm, supported by better sourcing. Excluding integration costs of £8.7m relating to jungle.com, operating margin advanced by a further 0.5%.

Operational review
As previously outlined, Argos has a clear strategy for growth and has made good progress this year against its objectives:

- *Argos plans to open about 35 new stores each year.* At 31 March 2003, Argos operated 523 stores, an increase of 33 in the year. These new stores contributed 6% to sales growth, ahead of expectations. Of the 33 stores, about two-thirds were second or third stores within a town or city. The opening of these new stores inevitably deflects some sales from existing stores and therefore had the effect of reducing like-for-like sales growth by an estimated 3%. In the current year, Argos plans to open an additional 35 stores, with potential for over 650 in four years time;

- *Argos is refurbishing its small stores.* By 31 March 2003, 340 stores had the modernised brand fit-out, with a further 100 planned for this year. Initiatives to improve customer service have also been made across the chain. For example, over 500 quick-pay kiosks have been installed in 190 stores. These enable customers to order and pay for goods without going to the till. Currently, over 4% of sales in these stores are going through the kiosks and customer usage is growing;

- *Argos is enhancing choice for customers by extending the range of products and services offered*. Range extension has been a key driver of sales growth in the year under review. Both the Autumn/Winter 2002 catalogue (11,400 lines) and the Spring/Summer catalogue (11,600 lines) have about 25% more products than the same catalogue the previous year. The additional lines are focused on areas such as textiles and bedding, furniture and homewares, with about two-thirds available in store and one-third for home delivery only. Sales of these new lines have met expectations in the year and aided gross margin. In addition, Argos' previous experience of range expansion suggests that sales of these lines should continue to increase as customer awareness of them grows.

  In January 2003, Argos initiated a test in the South West to expand its product range further. A new catalogue called Argos Extra, which added 4,500 lines to the existing range, is being tested in five of its larger stores and in five neighbouring smaller stores, where these goods are available for collection 48 hours after ordering. Although still at an early stage, the trial will be extended in July 2003 to an additional five larger stores and nine neighbouring stores in the North West;

- *Argos is investing £120m over four years in its supply chain*. The four-year programme initiated last year is on track, making improvements to IT, software systems and product sourcing. The new 560,000 square feet central distribution centre, which will handle all direct imports, opens in June 2003. Aided by the ARG Hong Kong buying office and the new IT systems, direct importing now accounts for 16% of sales (up from 12% three years ago).

  With prices on re-included lines in the current Spring/Summer catalogue 2% lower than last year, the supply chain investments made to date are already benefiting customers, while allowing Argos' margins to remain firm; and

- *Argos is growing capacity and improving customer service in Argos Direct, its delivery to home operation.* Sales via Argos Direct grew by 33% during the year and accounted for 18% of Argos' sales – up from 16% last year. Approximately £550m of sales were delivered to home. About one-quarter were products available in store and three-quarters were more bulky items such as furniture and widescreen TVs, which are only available for home delivery. The new 650,000 square feet Argos Direct warehouse in Bedfordshire has been operational since January 2003. This significantly increases Argos' capacity for two-man delivery of bulky items. Argos was the second most visited retail website over Christmas 2002, while the Internet contributed 3% of Argos' total sales in the year.

Sales at Argos Additions increased by 11% in the year to £144m. Following a slow first half, improvements were made to merchandising and the credit offer in the Spring/Summer catalogue. The Additions brand name has been sold to March U.K. Limited. The Autumn/Winter 2003 catalogue will be the last to use the Argos brand and to be distributed via Argos stores.

Homebase

	2003[1] £m	2002 £m
Sales	251	-
Operating profit	2.2	-

1 Homebase sales and profit consolidated for the period from date of acquisition (20 December 2002) to 28 February 2003, Homebase's new year-end

Homebase, a leading UK DIY and home furnishings retailer, was acquired in December 2002 for £902m. It enhances ARG's long-term competitive position as:

- it brings to ARG a leading brand in fast growing markets, with good organic growth prospects;
- it is pursuing growth in the furniture and homewares market, where ARG already has considerable presence and skills; and
- there are operational benefits from combining ARG and Homebase, in terms of supply chain and infrastructure.

Period since acquisition
The priority in the period since acquisition has been to prepare for peak trading in April and May. The management team at Homebase has been strengthened with appointments from within ARG and actions to improve retail disciplines in the short term have been implemented.

Since the start of its new financial year on 1 March 2003, Homebase has traded in line with expectations. As is GUS' established practice, a more detailed comment on first quarter trading will be made on 23 July 2003. For Homebase, it will cover sales in the four months to 30 June 2003.

Operational review
During the current financial year, the priority at Homebase will be to create a platform for growth in 2004 and beyond, while delivering on profit expectations. The key initiatives are:

- *improving retail disciplines*. This includes improving the in-store experience, particularly stock availability, ease of shopping and customer service; strengthening the price proposition, by reinvesting some of the sourcing benefits into reducing prices on key lines; and improving category management skills, particularly for core DIY and decorating ranges;

- *increasing sales of kitchens, bathrooms and home furnishings*. In the twelve months to 28 February 2003, homewares, which includes these ranges, contributed 21% of sales - up from 18% in the previous year. They showed a year-on-year growth of 20%. Several trials are planned for this year to improve the offering in these categories, particularly in furniture and furnishings, building on development work already undertaken at ARG. Homebase is also developing plans to improve significantly its two-man delivery service, building on the expertise and success of home delivery within Argos;

- *opening more mezzanine floors and increasing their productivity*. At 28 February 2003, 36 stores had mezzanine floors, which are used to showcase kitchens, bathrooms and home furnishings. Their average size is 11,600 square feet, ranging from 7,000 to 17,000 square feet. On average, sales uplifts were about 15% in the year, contributing around 1% to total sales growth. As the return on investment on these mezzanines is attractive, an additional 35-40 mezzanine floors will be installed in the current financial year, at a capital cost of about £35-40m. Several trials are planned to modify the category mix in order to optimise the sales densities on and returns from mezzanines;

- *opening more new stores*. At 28 February 2003, Homebase had 273 stores. An additional nine stores are planned to open in the current financial year. The small store trial will be accelerated. These are 20-25,000 square feet stores, offering edited ranges in catchments which will not support a full range store; and

- *delivering integration benefits*. Given the degree of overlap between ARG and Homebase in products and suppliers, there are significant gains to be achieved over time from improved sourcing. Early benefits are being achieved through terms harmonisation and should generate savings of over £5m in the current year. Beyond that, increasing the percentage of direct importing and supply chain improvements will reduce sourcing costs at Homebase. Direct importing currently accounts for 8% of sales, but has scope over time to move to about 30%.

  In addition, Homebase is working with ARG in certain areas such as e-commerce, financial services, IT and media buying to reduce costs and improve customer service.

The priority for the current financial year is to further strengthen the business and build a platform for future growth, while delivering on profit expectations. Capital expenditure at Homebase in the current financial year is expected to be about £65-70m, compared to £66m last year. As previously announced, re-organisation costs are expected to be about £10m in the current year.

Financial review

As already reported, Homebase's year-end has been moved to the end of February to avoid distortions relating to the timing of Easter and its associated promotions and trading patterns. January and February are seasonally quiet months. In its financial year to 31 March 2003, GUS has consolidated sales of £251m and operating profit of £2.2m for the period from acquisition on 20 December 2002 to 28 February 2003. This performance is in line with the same period last year.

For the twelve months to 28 February 2003, sales at Homebase were £1,444m, an increase of 4% over last year (3% like-for-like). Operating profit was £101.6m, giving an operating margin of 7.0%, compared to 5.9% in the previous year. This was driven primarily by improvements in gross margin and non-operational costs.

Home Shopping UK and Ireland

12 months to 31 March	2003 £m	2002[1] £m	Change
Sales			
Home Shopping	1,409	1,533	(8%)
Reality logistics	73	74	-
Total	1,482	1,607	(8%)
Operating profit	15.4	33.6	-
Operating margin	1.0%	2.1%	

1 2002 Home Shopping UK & Ireland restated to include £0.5m profit previously reported by Reality

The agency home shopping market deteriorated during the year under review. As a result, both sales and profit at Home Shopping UK & Ireland were below the level of last year.

Reported sales in Home Shopping were 8% below last year. During the year, management has continued to sell or close peripheral businesses, including Family Hampers, Innovations and McCord. Excluding these peripheral businesses, the sales decline was 5%.

Agency sales fell by 9% in the year (H1 -5%; H2 -13%) although GUS maintained market share. The number of active customers was further reduced to 2.5m, with a small increase in average spend per customer. Sales from continuing direct catalogues, mainly Marshall Ward and Abound, account for 15% of sales. They saw continued strong growth (up nearly 40% in the year).

Gross margins at Home Shopping were in line with last year. However, the sharp slowdown in sales in the second half more than countered the benefits of the cost reduction programme that has been underway for the past three years. An additional 250 redundancies were announced during the second half.

Reality's sales to third parties were flat year-on-year. However, this masked 7% growth in the core logistics business, offset by the withdrawal from or sale of peripheral activities such as packaging and fleet management.

Financial Services

12 months to 31 March	2003 £m	2002 £m
Sales[1]	34	11
Operating profit/(loss)	4.6	(4.8)

1 Sales represent interest income, fees and commissions relating to the Argos store card and Argos personal loans

Financial Services reported a profit in the year, with the improvement largely driven by the continued build-up of the Argos store card. This resulted in more interest income as the number of active accounts and the size of the debtor book both grew.

At 31 March 2003, there were about 630,000 active Argos store card accounts, up from 460,000 a year earlier. The gross loan book increased by £50m to £155m. Over 7% of sales at Argos were made via the store card. Argos' personal loan offer was first included in the Autumn/Winter 2002 catalogue and the gross loan book had grown to £37m at 31 March 2003.

The contribution to profits from Home Shopping customers was £17m in the year. Following the disposal to March U.K. Limited, this profit stream is no longer part of ARG Financial Services.

Home Shopping Continental Europe

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales £m	275	238	10%
Operating profit £m	24.7	22.4	5%
Operating margin	9.0%	9.4%	

At constant exchange rates, sales from European Home Shopping increased by 10% and profit by 5%. This was driven by Wehkamp, the leading home shopping brand in Holland, which accounts for over 80% of sales. It benefited from improved promotional activity, higher service levels and strong growth in branded clothing sales and electronics. 16% of Wehkamp's sales were through its website.

Halens, the Scandinavian operation, has been sold to March U.K. Limited. In the year to March 2003, its sales were £46m and its profit was about £5m. Sales grew by 4% in local currency, while profits benefited from the expansion of its financial services offering.

BURBERRY

Following the partial IPO of Burberry Group plc, GUS retains a 77% stake in Burberry. The following is an abridged version of the latter's preliminary announcement released on 22 May 2003.

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales £m	594	499	21%
Operating profit £m	116.7	90.3	34%
Operating margin	19.7%	18.1%	

Burberry acquired the operations of its primary distributors in Asia outside of Japan in January 2002 and July 2002 (the "Asia acquisitions").

The year to March 2003 saw significant progress for Burberry. It completed a partial IPO, advanced its strategic agenda and maintained its financial momentum, exceeding the expectations set at the time of the IPO.

Financial review
Total sales in the year increased by 21% at constant exchange rates, or 12% on an underlying basis (i.e. at constant exchange rates and excluding the impact of the Asia acquisitions). Operating profit increased by 34% at constant exchange rates, driven by the contribution from these Asia acquisitions and a further improvement in the gross margin. Operating margin expanded by 1.6% to 19.7%. Operating cash flow more than doubled in the year to £108m.

Operational review
Burberry continued to implement its strategic initiatives across product categories, geographic regions and channels of distribution.

By product categories
Accessories' share of sales expanded to 29%, compared to 25% in the previous year, driven by continued emphasis on product development. Womenswear maintained its momentum (up 20% year-on-year), while menswear saw solid growth (up 9%).

By geographic regions
Burberry experienced strong sales growth in the US, driven by both wholesale and retail operations. There were more moderate underlying gains in Europe, while growth in Asia was dominated by the impact of the Asia acquisitions.

By channels of distribution
Total retail sales increased by 46% in the year, or 25% on an underlying basis. During the year, Burberry opened flagship stores in New York, Barcelona and London (Knightsbridge), as well as opening nine other stores and acquiring 46 concessions in Korea. At 31 March 2003, it operated 132 retail locations. Burberry plans to increase retail selling space by approximately 10% in 2003, with the opening of eight stores, including one in Milan – Burberry's first store in Italy.

Total wholesale sales advanced 6%, or 5% on an underlying basis, with high single digit growth for the Spring/Summer merchandise, for which shipments are concentrated in the second half of the year. Based on the Autumn/Winter 2003 initial order book, Burberry expects high single digit wholesale sales growth for this season.

Licensing revenues in the year increased by 9% (14% at constant exchange rates), led by 10% volume gains in Japan and increases in certain royalty rates, as well as strong sales gains by global product licensees. As reported, licensing revenues did moderate in the second half (21% in H1; 9% in H2, both at constant exchange rates).

While acknowledging the challenging operating environment, and especially the exceptional short-term uncertainty faced by the luxury goods industry, Burberry remains confident in its long term growth strategies.

SOUTH AFRICAN RETAILING

12 months to 31 March	2003 £m	2002 £m	Change at constant FX rates
Sales	114	123	2%
Operating profit	31.8	30.9	13%
Operating margin	27.8%	25.2%	

As already stated, GUS intends, subject to market conditions, to arrange a partial IPO for its South African Retailing business on the Johannesburg Securities Exchange during calendar year 2004.

Sales in rand were 2% up for the year as a whole. The second half of the year was more difficult with increased competitive activity, three interest rate increases and the high level of food and petrol inflation impacting total consumer spending and durable goods in particular. Operating profit, however, increased by 13% in rand in the year, driven by further growth in financial services and by cost saving initiatives. The business currently operates 398 Lewis stores and 45 Best Electric stores.

The rand weakened further from an average rate of £1=R13.5 in 2002 to an average of R14.9 in 2003. This reduced reported sales by £12m and operating profit by £3.2m in the year. The closing rate at 31 March 2003 was R12.5.

Our South African Retailing business has a strong market position. This has been enhanced by recent consolidation in the industry, which has already led to the closure of a significant number of stores by competitors. Our business has a strong, experienced management team. Its initiatives to enhance merchandise, improve credit systems and reduce costs make it well placed for the expected recovery in consumer spending in South Africa.

PROPERTY

12 months to 31 March	2003 £m	2002 £m
Operating profit	25.9	24.8

The joint venture with British Land disposed of a further 27 properties in the year for £55m. GUS' 50% share of operating profit was broadly in line with the prior year as the fall in rental income from sold properties was offset by small gains on disposal and increasing rents from the remaining portfolio. The joint venture's portfolio of 121 remaining properties was valued at £796m at 31 March 2003.

GUS' investment in the joint venture at 31 March 2003, including its loans to the venture, amounted to £210m. A continuing programme of property disposals is planned in the current year.

FINANCE

12 months to 31 March	2003 £m	2002 £m
Operating profit	6.6	15.1

General Guarantee Finance largely completed the wind down of its loan book during the year. At 31 March 2003, GGF's outstanding advances, net of provisions, were £63m, a reduction of £191m. All of the securitised debt, which had been used to fund the business, has now been repaid.

gusco.com

12 months to 31 March	2003 £m	2002 £m
Operating loss[1]	(2.7)	(4.8)

1 2002 profit restated to exclude £4.9m loss from CreditExpert now reported in Experian North America

Revenue spend largely comprised the funding of MyPoints Europe, a web-based loyalty scheme.

As both the Finance Division and gusco.com are now so small, they will be included within central costs from 1 April 2003.

INTEREST COSTS

Interest costs were £8m lower than last year. This reflects the impact of lower interest rates (£6m), the previously announced change in the way GUS accounts for interest (a gain of £9m) and the interest income on proceeds from the partial IPO of Burberry (£7m). These were partly offset by the interest cost of the acquisition of Homebase (£15m).

Note 1 to the financial statements includes a more detailed explanation of the accounting change, which relates to forward sales of foreign currencies undertaken to hedge overseas assets.

EXCEPTIONAL ITEMS

12 months to 31 March	**2003 £m**	**2002 £m**
Continuing operations		
Net profit on partial IPO of Burberry	139	-
Loss on sale of businesses	-	(6)
Restructuring costs in Argos Retail Group/Reality	-	(36)
Loss on sale of e-commerce investments	-	(2)
	139	**(44)**
Discontinued operations		
Provision on disposal of Home shopping/Reality	(210)	-
Goodwill impairment	(19)	(28)
	(229)	**(28)**
Total charge	**(90)**	**(72)**

An exceptional loss of £90m was incurred during the year. This related to the sale of 23% of Burberry via an Initial Public Offering in July 2002 and a provision for the loss on disposal of the Home shopping and Reality businesses, which was announced yesterday. Impairment of goodwill on the closure of the Innovations business contributed the balance. All other restructuring costs have been charged against operating profit in the divisions in which they were incurred.

CASH FLOW AND NET DEBT

The Group's free cash flow during the year improved to £618m, compared with last year's £478m, due to profit growth and good working capital control. With the £902m purchase of Homebase, there was a net cash outflow of £802m for the year after the payment of dividends, the repayment of securitised loans and acquisitions and disposals.

Net debt was £2,086m at 31 March 2003 compared with £1,284m a year earlier. GUS has funded the increase in net debt largely by raising approximately £750m of eurobonds. This comprised of Eur600m 4.125% bonds due 2007 and £350m 5.625% bonds due 2013.

PENSIONS

The Group continues to report pension costs under SSAP 24 but makes the additional disclosures required by FRS 17. The sharp fall in equity markets during the year reduced the market value of the Group's pension schemes, whilst the fall in interest rates increased the discounted value of the liabilities. As a result the FRS 17 disclosures show a net deficit for all retirement benefit schemes of £215m net of tax relief at 31 March 2003. Although this situation is not welcome, it should be noted the deficit is less than 4% of the Group's market capitalisation and can prudently be resolved over a period of several years. It therefore has no material impact on the Group's operations or financial flexibility.

Contribution rates for the Group's principal pension schemes were increased in April 2002. The next regular actuarial valuation of these schemes will measure the position at 31 March 2004. Unless, over the next year or so, there is a material change in the long-term outlook for investment returns, that valuation is likely to lead to a further increase in the contribution rates paid to the schemes. In anticipation of this, the Group made additional special cash contributions of £20m in the year to 31 March 2003.

APPENDIX ONE
Divisional cash flow for FY 2003 and FY 2002

Year to 31 March 2003

£m	Operating profit	Depreciation	Capital spend	Change in working capital	Operating cash flow
Experian	256	118	(128)	24	270
ARG	285	89	(136)	(171)	67
Burberry	117	19	(56)	28	108
Other	42	19	(9)	320	372
Total Group	**700**	**245**	**(329)**	**201**	**817**
Net interest					(58)
Exceptional items					-
Taxation					(141)
Free cash flow					**618**
Dividends					(220)
Acquisitions and divestments					(1,037)
Net cash flow					**(639)**

Year to 31 March 2002

£m	Operating profit	Depreciation	Capital spend	Change in working capital	Operating cash flow
Experian	224	114	(177)	(48)	113
ARG	255	77	(118)	(195)	19
Burberry	90	14	(39)	(14)	51
Other	50	7	12	420	489
Total Group	**619**	**212**	**(322)**	**163**	**672**
Net interest					(67)
Exceptional items					(45)
Taxation					(82)
Free cash flow					**478**
Dividends					(213)
Acquisitions and divestments					(35)
Net cash flow					**230**

APPENDIX TWO
Additional information on Experian

Reported sales for Experian North America

12 months to 31 March	2003 $m	2002 $m	Underlying change[1]
Credit			
- Information	645	500	8%
- Solutions	93	84	10%
Total	738	584	8%
Marketing			
- Information	139	152	(8%)
- Solutions	147	149	(1%)
Total	286	301	(5%)
Outsourcing	87	100	(13%)
Reported sales[2]	**1,111**	**985**	**2%**

1 Excluding ConsumerInfo.com
2 Had the sales of ConsumerInfo.com been included for the comparative period last year, total dollar sales would have grown by 6%

Reported sales for Experian International

12 months to 31 March	2003 £m	2002 £m	Underlying change[1]
Credit			
- Information	99	84	14%
- Solutions	153	134	12%
Total	252	218	13%
Marketing			
- Information	55	48	14%
- Solutions	32	28	14%
Total	87	76	14%
Outsourcing[2]	146	135	4%
Discontinued activities/eliminations	(2)	(2)	
Reported sales	**483**	**427**	**10%**

1 Excluding acquisitions and disposals and at constant exchange rates
2 2002 sales restated to include £23m of third party call centre and related activities sales transferred from Reality

GROUP PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2003

	2003 Before Exceptional Items £m	2003 Exceptional Items (Note 2) £m	2003 Total £m	2002 £m
Turnover				
Continuing operations	5,473	-	5,473	4,678
Discontinued operations	1,673	-	1,673	1,779
Total turnover	7,146	-	7,146	6,457
Cost of sales	(4,130)	-	(4,130)	(3,869)
Gross profit	3,016	-	3,016	2,588
Net operating expenses before goodwill charge	(2,386)	(22)	(2,408)	(2,064)
Goodwill charge	(143)	(19)	(162)	(127)
Net operating expenses	(2,529)	(41)	(2,570)	(2,191)
Operating profit	487	(41)	446	397
Continuing operations	452	(22)	430	381
Discontinued operations	35	(19)	16	16
Share of operating profit of BL Universal PLC (joint venture)	26	-	26	25
Share of operating profit of associated undertakings	44	-	44	33
Loss on sale of fixed asset investments in continuing operations	-	-	-	(2)
Trading profit	557	(41)	516	453
Profit on Initial Public Offering of Burberry – continuing operations	-	161	161	-
Provision for loss on disposal of Home Shopping and Reality businesses – discontinued operations	-	(210)	(210)	-
Loss on sale of other businesses – continuing operations	-	-	-	(6)
Profit on ordinary activities before interest	557	(90)	467	447
Net interest			(58)	(67)
Profit on ordinary activities before taxation			409	380
Tax on profit on ordinary activities				
UK			(95)	(75)
Overseas			(46)	(47)
			(141)	(122)
Profit on ordinary activities after taxation			268	258
Equity minority interests			(17)	(1)
Profit for the year			251	257
Dividends			(232)	(217)
Retained profit for the year			19	40
Profit before amortisation of goodwill, exceptional items and taxation - £m			642	552
Earnings per share				
- Basic			25.1p	25.7p
- Diluted			25.0p	25.5p
Earnings per share before amortisation of goodwill and exceptional items				
- Basic			47.8p	41.7p
- Diluted			47.5p	41.4p
Dividend per share - Interim			6.9p	6.5p
Dividend per share - Final			16.4p	15.2p

GROUP BALANCE SHEET
at 31 March 2003

	2003 £m	2003 £m	2002 £m	2002 £m
Fixed assets				
Goodwill		2,436		1,422
Other intangible assets		178		192
Tangible assets		1,043		847
Investment in joint venture				
Share of gross assets	405		416	
Share of gross liabilities	(277)		(308)	
	128		108	
Loans to joint venture	82	210	87	195
Other investments		128		115
		3,995		2,771
Current assets				
Stocks		853		590
Debtors - due within one year		1,803		1,706
- due after more than one year		265		200
Securitised receivables	-		263	
Less: non-recourse borrowings	-	-	(201)	62
Investments		109		53
Bank balances and cash		243		203
		3,273		2,814
Creditors				
Amounts due within one year		(2,699)		(2,171)
Net current assets		574		643
Total assets less current liabilities		4,569		3,414
Creditors – amounts due after more than one year		(1,791)		(865)
Provisions for liabilities and charges		(138)		(126)
Net assets		2,640		2,423
Capital and reserves				
Called up share capital		252		252
Share premium account		6		3
Revaluation reserve		131		121
Profit and loss account		2,154		2,041
Shareholders' funds		2,543		2,417
Minority interests		97		6
Capital employed		2,640		2,423

GROUP CASH FLOW STATEMENT
for the year ended 31 March 2003

	2003 £m	2002 £m
Cash flow from operating activities		
Operating profit	**446**	397
Depreciation and amortisation charges	**407**	338
(Increase)/decrease in working capital	**7**	(195)
	860	540
Dividends received from associated undertakings	**24**	23
Returns on investments and servicing of finance	**(11)**	(43)
Taxation	**(141)**	(82)
Capital expenditure	**(329)**	(322)
Financial investment	**(13)**	(15)
Acquisition of subsidiaries	**(1,241)**	(34)
Disposal of subsidiaries	**239**	6
Dividends paid	**(220)**	(213)
Cash outflow before management of liquid resources and financing	**(832)**	(140)
Management of liquid resources	**(134)**	(18)
Financing - issue of shares	**3**	2
- purchase of own shares for cancellation	**(1)**	-
- change in debt and lease financing	**934**	75
Decrease in cash	**(30)**	(81)

Reconciliation of net cash flow to movement in net debt

	2003 £m	2002 £m
Decrease in cash	**(30)**	(81)
Cash inflow from movement in debt and lease financing	**(934)**	(75)
Cash outflow from movement in liquid resources	**134**	18
Movement in net debt resulting from cash flows	**(830)**	(138)
Finance leases acquired with subsidiary	**(2)**	(7)
New finance leases	**(7)**	(5)
Exchange movements	**37**	(4)
Movement in net debt	**(802)**	(154)
Net debt at beginning of year	**(1,284)**	(1,130)
Net debt at end of year	**(2,086)**	(1,284)

DIVISIONAL ANALYSIS
for the year ended 31 March 2003

	Turnover		Profit before taxation	
	2003	2002 (Restated) (Note 1)	2003	2002 (Restated) (Note 1)
	£m	£m	£m	£m
Experian				
Experian North America	718	688	171.5	154.6
Experian International	483	427	84.9	69.6
	1,201	1,115	256.4	224.2
Argos Retail Group				
Argos	3,192	2,847	238.2	204.0
Homebase	251	-	2.2	-
Home Shopping - UK & Ireland	1,482	1,607	15.4	33.6
Financial Services	34	11	4.6	(4.8)
Home Shopping - Continental Europe	275	238	24.7	22.4
	5,234	4,703	285.1	255.2
Burberry	594	499	116.7	90.3
South African Retailing	114	123	31.8	30.9
Finance Division	17	29	6.6	15.1
Property	-	-	25.9	24.8
gusco.com	1	1	(2.7)	(4.8)
	7,161	6,470	719.8	635.7
Inter-divisional turnover (principally Experian)	(15)	(13)		
	7,146	6,457		
Central costs			(19.3)	(17.1)
			700.5	618.6
Net interest			(58.1)	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation			642.4	552.1
Amortisation of goodwill			(142.9)	(99.4)
Exceptional items (Note 2)			(90.1)	(72.6)
Profit before taxation			409.4	380.1

Included within turnover and profit before taxation of Argos Retail Group shown above, £1,673m (2002 £1,779m) of turnover and £35.3m (2002 £44.0m) of profit before tax relates to discontinued activities.
The turnover and profit figures for Homebase cover the post acquisition period from 20 December 2002.
Amortisation of goodwill includes £38m (2002 £5m) relating to Experian, £99m (2002 £89m) relating to acquisitions by Argos Retail Group and £6m (2002 £5m) relating to acquisitions by Burberry.

GEOGRAPHICAL ANALYSIS
for the year ended 31 March 2003

	Turnover		Profit before taxation	
	2003 £m	2002 £m	2003 £m	2002 £m
United Kingdom & Ireland	5,476	4,976	416.8	367.9
Continental Europe	605	533	47.1	46.6
North America	853	794	185.8	161.2
Rest of World	212	154	50.8	42.9
	7,146	6,457	700.5	618.6
Net interest			(58.1)	(66.5)
Profit before amortisation of goodwill, exceptional items and taxation			642.4	552.1
Amortisation of goodwill			(142.9)	(99.4)
Exceptional items (Note 2)			(90.1)	(72.6)
Profit before taxation			409.4	380.1

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation

The financial information set out in this announcement does not constitute the Group's statutory financial statements for the year ended 31 March 2003 but is taken from those financial statements, which have received an unqualified report by the auditors and will be delivered to the Registrar of Companies.

From 1 April 2002, Reality's external logistics sales and results are reported within Home Shopping UK & Ireland with sales from third party call centre and related activities reported as part of Experian International.
Comparative figures have been restated. For the year ended 31 March 2002, £73.4m of external logistics sales are shown within Home Shopping UK & Ireland with £23.2m of sales from third party call centre and related activities included within Experian International. The profits of £0.5m have been included within Home Shopping UK & Ireland.

CreditExpert.com, a US consumer credit management business, is now managed by and reported within Experian North America. Comparative figures have been restated to remove the losses of CreditExpert.com from gusco.com and to reduce the reported profit of Experian North America by £4.9m. There is no material impact on turnover.

The Group has for several years hedged its investments in subsidiaries outside the UK by a combination of foreign currency borrowings and forward sales of relevant foreign currencies. The forward premium/discount to spot exchange rates incorporated in these forward sales contracts reflects the differential between sterling interest rates and the interest rate of the currency concerned. Until 31 March 2002 this interest rate differential has been taken directly to reserves, along with the changes in value during the year of the currency borrowings, the forward currency sales and the assets being hedged. For GUS, the most significant overseas assets are in the United States. With US short term interest rates well below sterling interest rates and the growth in the Group's forward sales of US dollars, the interest element of these forward dollar sales, whose effect is to reduce interest costs, has become more significant. Similar issues arise in connection with the Group's hedging of its Euro and South African Rand assets, with Euro interest rates slightly below sterling rates and South African interest rates significantly higher than sterling rates.

With effect from 1 April 2002, the Group is accounting for the forward premium/discount arising on forward currency sales as interest. The effect of this change has been to reduce interest expense for the year ended 31 March 2003 by £9m; this consists of a £12m gain from Dollar and Euro hedging less a £3m cost of South African hedging. There would have been no material effect if this approach had been applied in the year ended 31 March 2002.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March 2003

	2003 £m	2002 £m
Profit for the year	**251**	257
Revaluation of properties	**15**	(10)
Currency translation differences	**71**	(42)
Total recognised gains and losses for the year	**337**	205

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS
for the year ended 31 March 2003

		2003 £m	2002 £m
Profit for the year		**251**	257
Dividends	- Interim	**(68)**	(65)
	- Final	**(164)**	(152)
		19	40
Goodwill credited to reserves		**19**	4
Shares issued under option schemes		**3**	2
Shares cancelled on purchase		**(1)**	-
Revaluation of properties		**15**	(10)
Currency translation differences		**71**	(42)
		126	(6)
Opening shareholders' funds		**2,417**	2,423
Closing shareholders' funds		**2,543**	2,417

ANALYSIS OF NET BORROWINGS
at 31 March 2003

	2003 £m	2002 £m
Cash and other liquid resources	**283**	172
Debt due within one year	**(678)**	(646)
Finance leases	**(19)**	(10)
Debt due after more than one year	**(1,672)**	(800)
Net debt at end of year	**(2,086)**	(1,284)
Non-recourse borrowings	**-**	(201)
Net borrowings at end of year	**(2,086)**	(1,485)

2. Exceptional items

Exceptional items comprise:

	2003 £m	2002 £m
Continuing operations		
Profit on Initial Public Offering of Burberry	**161**	-
Cost of employee share schemes in connection with the Initial Public Offering of Burberry	**(22)**	-
	139	-
Loss on sale of businesses	-	(6)
Redundancy and other costs incurred in connection with the combination of Argos and Home Shopping operations and the formation of Reality	-	(36)
Loss on sale of fixed asset investments	-	(2)
	139	(44)
Discontinued operations		
Provision for loss on disposal of Home Shopping and Reality businesses	**(210)**	-
Impairment of goodwill	**(19)**	(28)
	(229)	(28)
Exceptional charge	**(90)**	(72)

The Initial Public Offering of 22.5% of the ordinary share capital of Burberry Group plc took place on 12 July 2002. The associated exceptional items comprise the excess of the flotation proceeds, less costs, over the related portion of net assets at that date and the cost of share schemes designed to secure the retention of employees.

The loss on the sale of fixed asset investments of £2m in 2002 related to the disposal by Experian of internet related investments in the US, after charging £4m of goodwill previously written off to reserves.

The disposal of Home Shopping and Reality businesses was announced on 27 May 2003. The provision for loss on disposal of Home Shopping and Reality represents the difference between the sale proceeds of £590m and the net assets to be disposed of which amount to £800m.

The impairment of goodwill in 2003 relates to goodwill, previously written off to reserves, on the closure of Innovations. The impairment of goodwill charged in 2002 related principally to Reality Solutions.

3. Taxation

The effective rate of tax, before amortisation of goodwill, the profit on the Initial Public Offering of Burberry and loss on sale of businesses, has reduced from 23.8% to 22.7%.

4. Basic and diluted earnings per share

	2003 pence	2002 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**47.8**	41.7
Effect of amortisation of goodwill	**(14.3)**	(9.9)
Effect of exceptional items	**(8.4)**	(6.1)
Basic earnings per share	**25.1**	25.7

The calculation of basic earnings per share is based on profit for the year of £251m (2002 £257m) divided by the weighted average number of Ordinary shares in issue of 995.9m (2002 999.8m). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group and is based on profit of £476m (2002 £417m):

	2003 £m	2002 £m
Earnings before amortisation of goodwill and exceptional items	**476**	417
Effect of amortisation of goodwill	**(142)**	(99)
Effect of exceptional items	**(83)**	(61)
Profit for the year	**251**	257

	2003 m	2002 m
Weighted average number of ordinary shares in issue during the year*	**995.9**	999.8
Dilutive effect of options outstanding	**7.3**	7.4
Diluted weighted average number of ordinary shares in issue during the year	**1,003.2**	1,007.2

* excluding those held by The GUS ESOP Trust, The GUS ESOP Trust No. 2 and The GUS ESOP Trust No. 3 upon which dividends have been waived.

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

5. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2003	2002	**2003**	2002
US dollar	**1.55**	1.43	**1.58**	1.43
South African rand	**14.89**	13.52	**12.48**	16.15
Euro	**1.55**	1.62	**1.45**	1.64

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

6. Dividend

The final dividend will be paid on 8 August 2003 to shareholders on the Register at the close of business on 11 July 2003.

82 5017

03 JUL -8 AM 7:21



Ref: PGC/04rns03

29 May 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	064601
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 7 April 2000 the Company made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The April 2000 awards included an award of 146,393 Ordinary shares to John Peace and an award of 69,204 Ordinary shares to David Tyler.

The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, after the sale of sufficient shares to satisfy the UK tax liability, the following shares have been transferred to directors of the Company today:
John Peace – 90,961 Ordinary shares
David Tyler – 43,000 Ordinary shares

Following these transfers John Peace holds 187,331 Ordinary shares in the Company and David Tyler holds 95,882 Ordinary shares in the Company.

The sale of the shares to satisfy the tax liability was made on 28 May at a price of 632.356p per share.

82 507



Ref: PGC/05rns03

30 May 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	942265
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

GUS plc has received notification that, following his exercise today of share options in respect of 146,393 Ordinary shares in the Company awarded on 7 April 2000 at a price of 375.7p per share, John Peace, a director of the Company, has sold those 146,393 shares at a price of 637.5p per share.

82 5017



Ref: PGC/05rns03

3 June 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	646393
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 7 April 2000 the Company made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The April 2000 awards included an award of 74,527 Ordinary shares to Terry Duddy, a director of the Company. The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, after the sale of sufficient shares to satisfy the UK tax liability, 46,307 shares were transferred to Mr Duddy on 2 June 2003 who then sold them on that day at a price of 642.8328p per share. This sale was notified to the Company on 2 June. The sale of the shares to satisfy the tax liability was made on 28 May at a price of 632.356p per share.

GUS plc also received notification on 2 June that, following his exercise on 2 June of options in respect of 93,159 Ordinary shares in the Company awarded on 7 April 2000 at a price of 375.7p per share, Mr Duddy sold those 93,159 shares on that day at a price of 642.8328p per share.

Exemption No. 82-5017

GUS PLC
04 June 2003

GUS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 308,404 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 77,101 shares to be issued under the 1998 Approved Share Option Scheme and 231,303 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption No. 82-5017

GUS PLC
05 June 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 314,218 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 78,554 shares to be issued under the 1998 Approved Share Option Scheme and 235,664 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption No. 82-5017

GUS PLC
06 June 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 315,955 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 78,989 shares to be issued under the 1998 Approved Share Option Scheme and 236,966 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption No. 82-5017

GUS PLC
10 June 2003

GUS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 308,404 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 77,101 shares to be issued under the 1998 Approved Share Option Scheme and 231,303 shares to be issued under the 1998 Non-Approved Share Option Scheme. Dealings are expected to commence on 12 June 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

Exemption No. 82-5017

GUS PLC
11 June 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 307,692 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 76,923 shares to be issued under the 1998 Approved Share Option Scheme and 230,769 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

GUS PLC
12 June 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 294,117 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 73,529 shares to be issued under the 1998 Approved Share Option Scheme and 220,588 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

BURBERRY

Burberry Group plc Annual Report and Accounts 2002/03

BURBERRY – A BRAND

1856

Burberry was founded in 1856 when Thomas Burberry, a former apprentice to a country draper, opened an outfitters shop in Basingstoke, Hampshire, England.

1870s/80s

Business thrived and by 1870 Burberry became known as an "emporium" with an increased focus on the development of outdoorwear for local residents and visiting sportsmen who frequented the store.

Thomas Burberry invented and took out a patent for gabardine in 1888. This fabric was not only water-resistant but also extremely durable.






1890s/1900s

1891, Thomas Burberry opened his first shop in London at the Haymarket, now the site of Burberry's corporate headquarters. The military Tielocken Coat, designed by Burberry, was the forerunner to today's trench coat.

1901, Burberry was commissioned by the War Office to design a new service uniform for British officers.

Burberry Equestrian Knight logo was developed and registered as a trademark. This decade also saw the opening of stores in Paris and New York.





1910s/20s

Norwegian explorer, Captain Roald Amundsen, was outfitted by Burberry when he became the first man to reach the South Pole in 1911. Captain Scott and Ernest Shackleton were also outfitted by Burberry on their expeditions to Antarctica.

1914, Burberry adapted the design of military coats to accommodate the needs and equipment of the time.

The Burberry check, registered as a trademark, was introduced as a lining to the trench coat in the early 1920s.

1930s/40s

Burberry also played an important part in aviation, producing specially designed garments for aviators. A.E. Clouston and Betsy Kirby Green made the fastest flying time to Cape Town from London in 1937 in a De Havilland DH88 Comet sponsored by Burberry.

1950s/60s

Burberry was awarded a Royal Warrant from Her Majesty the Queen in 1955.

The Burberry check had been primarily used as a coat lining until a presentation in 1967 saw the trademark design applied to umbrellas, luggage and scarves.

1970s/80s

Burberry opened a New York store at East 57th Street.

In 1989 Burberry was awarded a Royal Warrant from His Royal Highness The Prince of Wales.

In 1980 a licensing agreement was entered into with Mitsui and Sanyo for the Japanese market.

1990s/2000

In late 1997 a new management team set forth to reposition the business.

Burberry Touch, the new fragrance for men and women, was launched in 2000.

The Burberry Spain licencee was acquired in June 2000.

In September 2000, the Burberry worldwide flagship opened on New Bond Street, London.

2001/03

October 2001, Burberry opened a store in Beverly Hills, California.

Acquisition of Asian distribution businesses (outside Japan) in 2002.

August 2002, Burberry established a retail presence in Spain with the opening of its first store in Barcelona.

November 2002, Burberry opened a 24,000 square foot US flagship on 57th Street in New York.

A DISTINCTIVE LUXURY BRAND INTERNATIONALLY RECOGNISED WITH BROAD APPEAL

A RICH HERITAGE

A COMPELLING AND INTEGRATED MERCHANDISING AND MARKETING STRATEGY IN BOTH APPAREL AND ACCESSORIES

BURBERRY 2002/03 FINANCIAL HIGHLIGHTS

Total revenues increased by 19% (12% underlying*)
- Retail sales up 46% (25% underlying*)
- Wholesale sales increased 6%
- Licensing revenue up 9%

Gross profit margin increased from 50.3% to 56.0%

EBITA** increased by 29% to £116.7m

EBITA margin expanded from 18.1% to 19.7%

Diluted EPS before goodwill and IPO related items of 14.9p

Strong cash generation reflects profitability and working capital improvements

Total 2002/03 dividend of 3.0p per Ordinary Share



Turnover (£m)
593.6
499.2
427.8
2000/01
2001/02
2002/03
EBITA (£m)
116.7
90.3
68.7
2000/01
2001/02
2002/03
EBITA margin (%)
19.7
18.1
16.1
2000/01
2001/02
2002/03

* Underlying figures are calculated at constant exchange rates and exclude the incremental impact in the current year of the Asia acquisitions. Burberry acquired the operations of its primary distributors in Asia outside of Japan in December 2001 and July 2002 (the "Asia acquisitions").

** EBITA represents operating profit before interest, taxation, exceptional items and goodwill amortisation.

Certain statements made in this annual report are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This report does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

BURBERRY 2002/03
A REMARKABLE YEAR

THESE ACHIEVEMENTS REFLECT THE STRENGTH OF THE BURBERRY BRAND, WHICH HAS BEEN CAREFULLY RESHAPED OVER THE LAST FIVE YEARS INTO AN INTERNATIONAL LUXURY BRAND WITH ITS OWN UNIQUE POSITIONING
JOHN PEACE
CHAIRMAN

This has been a remarkable year for Burberry. We began with the successful IPO in July 2002 despite some of the most difficult stock market conditions in more than a decade. We have ended the year with an excellent set of financial results, well ahead of market expectations at the time of the IPO.

Revenues for the year increased by 19%, while operating profit before goodwill amortisation and exceptional items rose by 29% as the result of strong margin expansion.

Strategically, Burberry made significant progress during the year. We acquired our distributor in Korea and so completed the programme of taking direct control of key markets outside Japan. We continued to reposition the brand in Spain with the opening of our important Barcelona store and we opened our largest store in New York City.

These and other achievements reflect the strength of the Burberry brand, which has been carefully reshaped over the last five years into an international luxury brand with its own unique positioning. Behind this are a strong management team, a clear strategy and many further opportunities for growth.

Burberry's flotation in July saw the creation of a new Board, with an excellent blend of experience and skills.

Every successful brand is dependent on upon the enthusiasm and talent of people throughout the organisation. I would like to congratulate everyone at Burberry for an excellent performance in our first year as a public company.

The global trading environment remains challenging, but we look forward to the future with confidence as we build long term value for our shareholders.

John Peace
Chairman

- Successful IPO
- Excellent financial results
- Significant strategic progress



BURBERRY
A BUSINESS BUILT BY TEAMWORK

BURBERRY IS POISED FOR GROWTH AS WE CONTINUE TO CAPITALISE ON THE COMPANY'S STRONG FOUNDATION AND UNIQUE POSITIONING AS AN INTERNATIONAL LUXURY BRAND WITH A DISTINCTLY BRITISH SENSIBILITY

ROSE MARIE BRAVO
CHIEF EXECUTIVE

(opposite) The iconic Burberry trench coat reinterpreted for today (autumn/winter 2003 advertising campaign).

OUR TALENTED AND DEDICATED MANAGEMENT TEAM HAS DRIVEN BURBERRY'S STRONG PERFORMANCE

Turnover by channel of distribution

Wholesale
51.7%
£306.9m



Retail
38.5%
£228.4m
Licence
9.8%
£58.3m

2002/03
Total: £593.6m

Turnover by product category

Womenswear
33.3%
£197.9m

Accessories
28.6%
£169.5m

Menswear
27.4%
£162.8m

Licence
9.8%
£58.3m

Other
0.9%
£5.1m

2002/03
Total: £593.6m

Turnover by geographic destination

Europe
51.0%
£302.7m

Asia Pacific
24.8%
£147.0m

North America
23.6%
£140.5m

Other
0.6%
£3.4m

2002/03
Total: £593.6m

2002/03 was a year marked by significant milestones for Burberry. In the course of these 12 months, we have maintained our financial momentum, advanced our strategic agenda, completed an initial public offering on the London Stock Exchange and delivered on the commitments we made at the time of the IPO.

Revenues grew by 19% to £593.6m, with operating profit before goodwill amortisation and IPO related items rising 29% from £90.3m to £116.7m. Operating margin expanded from 18.1% to 19.7%.

We implemented strategic initiatives across product categories, channels of distribution and geographic regions. The results of these initiatives are demonstrated by the strong performance in both accessories and apparel, by the success of our new stores and by our enhanced control throughout all our markets.

The team and the mission Fuelling Burberry's success has been the dedication, passion and hard work of an international management team. A work ethic based on teamwork permeates the entire organisation and defines the culture of Burberry.

The team's primary mission over the last five years has been to reshape Burberry's core brand attributes, making them relevant to today. We continue to leverage Burberry's rich heritage of exploration and adventure while reinforcing the brand's reputation for enduring quality and style. Building on this foundation, we initiated an integrated programme of design, merchandising and marketing initiatives that have generated broad, multigenerational appeal and attracted a new cadre of customers.

Products With the appointment of a new Creative Director in May 2001, our collections have evolved with a singular vision that is distinctly modern yet informed by Burberry's British heritage and history of design innovation. In addition to strong consumer response, the collections have garnered significant media recognition.

Building the accessory business has been a primary objective. This financial year saw the accessories share of the Group's revenue mix expand to 29%. This was accomplished through emphasis on product development in categories where the brand is underrepresented as well as enhancing the design quotient of strong existing classifications. Further development in accessories, continues to offer an important growth opportunity.

Showcased in presentations during London Fashion Week and catwalk shows during Milan Fashion Week, the apparel collections have been key to the modernisation and have provided an added dimension to the Burberry brand. Womenswear maintained its momentum, led by growth in new sportswear and outerwear designs as well as reinterpretations of Burberry icons such as the trench coat and emerging core classics including quilted jackets and kilt-inspired skirts. Achieving solid growth, menswear results were driven by strengthening essential categories including shirts and sweaters and increased emphasis on tailored clothing and related products.

We work closely with our product licensing partners to capitalise on opportunities outside the Group's in-house expertise. Burberry's integrated design, merchandising and marketing strategy is reflected in the coherence of the image and products of our licensed collections: childrenswear, eyewear, fragrances and recently launched watches.

Channels Our initiatives focus on expansion of our network of directly operated stores while enhancing our presence within key wholesale accounts.

As a percentage of total revenue, retail sales increased from 31% in 2001/02 to 38% in 2002/03.

Our store portfolio continues to grow both in terms of design and number with the opening in 2002/03 of 12 new or refurbished locations. A milestone in our retail growth strategy was the opening in November 2002 of our 24,000 square foot New York City flagship. Located on East 57th Street between Madison and Fifth Avenues, one of the world's pre-eminent luxury crossroads, this store is the most complete expression of the Burberry brand to date and serves as the headquarters of our US expansion programme. Burberry has opened or refurbished four additional stores in the USA, six in Europe, and one in Asia.


01

02

03

04

05

Burberry also added 46 in-store concessions following the acquisition of our Korean distributor. In total we increased retail space by approximately 37% in 2002/03, or 18% excluding the Korean acquisition.

Our wholesale business continued its solid progress as we intensified our efforts with, and increased sales to, existing customers. Highlights included the additional points of distribution established by our customers in China, a new co-staffing arrangement with the leading department store group in Spain and the expansion of our shop-in-shop concept with an emphasis on the US market.

Regions With an ongoing focus on a consistent brand image and enhanced product coherence, Burberry achieved good strategic and financial progress across our targeted geographic regions.

In Japan, the most important luxury market in the world, Burberry enjoys an estimated £1bn of sales at retail value per annum. The brand achieved approximately 10% volume growth in 2002/03 driven by gains across a broad spectrum of new and traditional product categories. Through activities such as the ongoing formation of our own executive presence in Japan during 2002/03, Burberry continues to enhance coordination and to orchestrate joint activities with our licencee partners to capitalise on the opportunities in this dynamic market.

Following the acquisition of Burberry's Korean distributor in July 2002, we gained direct control of our primary markets outside Japan. During the year, we augmented the management teams in the region while continuing to achieve solid growth.

Our repositioning in Spain was led by the opening of the 12,000 square foot Barcelona store – the first Burberry store in the important Spanish market. The store has positively accelerated our strategic progress in evolving and elevating the brand in Spain in keeping with Burberry's international luxury positioning.

Initiatives in the UK and continental Europe included the opening of our third London location in Knightsbridge; the renovation of our Rue de Rennes, Paris store; and the consolidation of our wholesale showrooms in Europe into four strategically located sites in the Haymarket, London; Paris, France; Milan, Italy and Düsseldorf, Germany.

In the USA we continued to reap the benefits of expanding our presence. Experiencing a 27% increase in revenue, performance in the USA reflects increased sales across both new and existing directly operated retail stores as well as through wholesale channels. This region represents an important growth market for Burberry.

A preview of 2003/04 The year ahead will see the continuation of our growth strategies across products, channels and regions. Highlights of which include:

- the opening of an 8,000 square foot Milan store, our first in Italy
- additional retail expansion with a minimum of eight new stores together with a number of concessions and refurbished stores representing an approximate 10% increase in net selling square footage
- the launch of an iconic new fragrance for women
- a further extension of our wholesale shop-in-shop concept worldwide
- ongoing strategic evolution in Japan and Asia
- developing the brand in emerging markets

Moving forward with confidence In both strategic and financial terms, we will continue to leverage our core assets to foster Burberry's further development and growth. The dedication of our management and employees, the efforts of our licencees and the support of our wholesale customers underscore these achievements.

As we begin the new financial year, we remain confident in our strategies while approaching the uncertain trading environment with appropriate caution. Over the long term, we look forward with our shareholders to the continued growth and development of Burberry.

Rose Marie Bravo

Rose Marie Bravo
Chief Executive

01 Burberry Prorsum autumn/winter 2003 catwalk presentation.
02 New York flagship opened November 2002.
03 Marrakesh handbag from the spring/summer 2003 collection.
04 Barcelona flagship opened August 2002.
05 Made-to-measure suit from the autumn/winter 2003 Burberry London collection.




BURBERR SONS

OUR MARKETING STRATEGY COMMUNICATES THE BRAND'S UNIQUE MIX OF MODERN DESIGN AND BRITISH HERITAGE

Heritage Thomas Burberry founded the business in 1856 with the opening of a store in Basingstoke, England. With Burberry's invention of gabardine, the first waterproof and breathable fabric, the Company established itself as an innovative outfitter against inclement conditions. Early explorers and adventurers, including Shackleton and Perry, came to rely on Burberry's creations. In the early 20th Century, a coat which Burberry had designed for military officers was adapted to include functional epaulettes, straps and D-rings, and the trench coat was born. The introduction of the trademark Burberry check as a lining to the trench in the early 1920s created another icon. Through the decades, these icons developed their status as symbols of enduring quality and style, representing a valuable legacy with which to revitalise the brand.

Repositioning Toward this end, a new management team was formed in 1997 and undertook a series of initiatives to reposition Burberry as an international luxury brand. From a business overly dependent on a small base of historical products, the team developed, updated and expanded collections of women's, men's and accessory product ranges. A marketing strategy was established to communicate the brand's new and unique mix of modern design and British heritage. The store portfolio was re-engineered by the closing of non-strategic locations, as well as comprehensive redesign and targeted openings in key luxury destinations. Wholesale distribution was redirected toward brand-appropriate accounts.

In our licensing operations, we eliminated non-enhancing licences and restructured others. To ensure greater coherence and control, Burberry acquired direct operating control in key geographic markets in Spain and Asia.

Today Burberry designs, sources, manufactures and distributes quality apparel and accessories through wholesale, retail and licensing channels worldwide. Our products include apparel for women, men and children together with accessories such as handbags, scarves, small leather goods and silks. We sell our products globally through our own retail stores and via our wholesale customers, which include many of the world's leading prestige retailers. In selected product categories and geographic markets, we combine our expertise with that of licensing partners by granting licences for the design, manufacture and distribution of products under the Burberry brand which complement our own offerings. We estimate that the total global retail value of products sold under the Burberry name was in excess of £2bn in 2002/03.

Looking ahead Our strategy has established a unique position for Burberry in the market place as a luxury brand with international recognition, broad appeal and a distinct British sensibility. At the same time, these initiatives have produced excellent financial results and provided a strong base from which to pursue our disciplined approach to long term growth and development.

We estimate that the total global retail value of products sold under the Burberry name was in excess of £2 billion in 2002/03

(opposite) Burberry Prorsum collection (autumn/winter 2003 advertising campaign).
01 The first Burberry store in Basingstoke, Hampshire, England.
02 The Burberry trench coat is synonymous with enduring quality and style.
03 The trademark Burberry check enjoys global recognition.



01



02



03



04



05

WE CONTINUE TO IMPLEMENT STRATEGIC GROWTH INITIATIVES ACROSS PRODUCTS, CHANNELS AND REGIONS

A compelling product portfolio Burberry's founding principle was premised on creating products defined by function rather than a narrow class of consumer. The brand's appeal to a broad customer base continues today. This is reflected in our products. We create products for women, men and children: the cashmere scarf for example, is appropriate to all three groups across the age spectrum. Our price positioning incorporates more accessible points relative to many other luxury brands.

Core classics For decades, Burberry has been synonymous with its iconic trench coat and trademark check cashmere scarf. These products have served as a cornerstone of our merchandising and provided a meaningful portion of our sales. Over the past five years, by capitalising on the key themes and imagery associated with the Burberry brand, our design and merchandising teams have developed additional products, while updating and evolving the originals. These products, along with the trench and scarf, are our core classics. They include quilted coats, duffle coats, rubber-backed raincoats, kilt skirts and modern variations on the classic cashmere scarf. Burberry is a clear authority with respect to these products in the minds of consumers. Core classics are key elements of our identity and the source of an important revenue stream.

Core competencies Our core outerwear collections are produced primarily in our own facilities, which ensures strict adherence to our uncompromising quality standards. This in-house production capability also allows us to constantly refine these products. The balance of our collections are primarily sourced in Europe, taking advantage of the highest quality materials and best-of-class production facilities worldwide. We are actively involved in the manufacturing and sourcing of all products and continually look to reduce costs while maintaining the highest standard of quality.

Brand expressions We take a targeted approach to the design philosophy of each of our brand labels. This segmentation enhances our reach to a cross-generational audience whose style preferences span the range from classic to fashion forward.

Burberry Prorsum is our runway collection shown to the international fashion community in Milan four times a year. Prorsum, an integral part of Burberry's luxury positioning, serves as a platform for the brand's most advanced design statements and provides inspiration for our other collections. The Prorsum collection provides a focal point of editorial coverage for the Burberry brand.

Burberry London is our core international collection and reflects our lifestyle positioning and multi-generational appeal in contemporary classic products. Localised collections exist in Spain and Japan.

Thomas Burberry, a more casual line targeted at younger customers, is distributed only in Spain and Portugal. Autumn 2003 will see a limited extension of distribution of the line through wholesale channels in the UK. Similarly, in Japan, Burberry Blue and Black Labels are collections designed to address a younger audience.

01 The quilted jacket has become a Burberry core classic.
02 Burberry Prorsum is showcased during Milan Fashion Week.
03 The Burberry London collection is our core international collection.
04 The Thomas Burberry range is targeted at a younger audience.
05 Accessories are an important driver of sales and margin.

Womenswear Our initiatives in womenswear have been an important vehicle for repositioning the brand, broadening its appeal to a younger and more fashion-conscious market. Accounting for 33% of revenue in 2002/03, the Burberry womenswear collections include both casual and tailored sportswear and outerwear. Womenswear sales increased by 20% in 2002/03, driven by gains across all product categories. Going forward, we will continue to evolve our classics and enhance the design content of the core collection while recognising the specific needs of our diverse geographic markets.

Menswear Accounting for 27% of revenue in 2002/03, our menswear collections include a full range of casual apparel and outerwear as well as more formal components such as tailored clothing and furnishings. Menswear sales increased by 9% in 2002/03. Growth was driven by product development efforts with respect to important classifications, including sweaters and woven shirts. New designs and marketing initiatives in our tailored clothing collections have enabled Burberry to take advantage of the market trend toward more formal dressing. Burberry plans to continue to capitalise on the brand heritage of functionality, craftsmanship and design innovation by broadening and intensifying its menswear product ranges.

Accessories Through new products, silhouettes, colours and materials, the accessories collections reflect a modern fashion dimension, while maintaining a link with the brand's classic heritage and sense of enduring style. With their attractive financial characteristics, accessories continue to be an important driver of sales and margin growth. Accessories' share of total revenue grew to 29% in 2002/03 from 25% in the previous financial year. Products include handbags, scarves, small leather goods and silks. Accessory sales increased by 35% in 2002/03. During the year, we introduced enhanced collections of iconic and newly developed handbags and leather goods to complement our classic product range. Strong consumer response to an enlarged range of cashmere and textile-based products also contributed to the increase. Burberry continues to see important opportunities in many accessory categories. At the same time, we continue to develop our sourcing and logistics infrastructure to support future growth.

Childrenswear In conjunction with our licensing partner, Burberry offers apparel collections for girls and boys. Still at an early stage of development, childrenswear distribution expanded in 2002/03 from Europe to the US market on a limited basis. During 2003/04, Burberry will selectively broaden distribution in these markets and expand sales into certain markets in Asia.

Home Autumn 2002 saw the introduction in our Barcelona, New York and London flagship stores of Burberry House, a capsule collection of gifts and items for the home. The collection which includes vases, crystal, silver picture frames, leather desk accessories, pillows and throws draws its design inspiration from the Burberry ready-to-wear and accessories collections.

Product licences Products under licence continued to add important dimensions to the business this year. The eyewear collection continued to evolve with strong influences from the seasonal colour palettes and collections. Burberry Tender Touch, an extension of Burberry's Touch fragrance line, was launched in the US in March 2003. We are looking forward to the Autumn 2003 global launch of our new women's fragrance, Burberry Brit, which has already enjoyed enthusiastic response from the trade. 2002/03 also saw the introduction of a new timepiece collection. Initially sold exclusively in our own stores last autumn, the timepiece collection is currently being extended to markets throughout the world.


06


07


08


09


10

06 Burberry Timepieces introduced in 2002/03.
07 Burberry Touch fragrances for men and women.
08 Childrenswear takes inspiration from the seasonal collections.
09 Burberry House is a capsule gift collection of home items.
10 Eyewear continues to evolve with influences from our catwalk collections.





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05

A multi-channel distribution strategy Burberry's global distribution is comprised of retail, wholesale and licensing channels. At 31 March 2003, the retail channel consisted of 47 directly operated Burberry stores, 62 concessions and 23 outlet stores. Our wholesale channel includes leading department and specialty stores, duty-free retailers and, in selected markets, Burberry stores operated by third parties. Burberry licensing relates in large part to operations in Japan.

Retail Expansion of our network of directly operated stores and concessions is a key component of our ongoing strategy. Retail sales increased by 46% (25% underlying) in 2002/03. As a percentage of total revenue, this increased from 31% in 2001/02 to 38% in 2002/03.

This was a year of important store openings in key markets, led by our New York City store. At 24,000 square feet this store is the most complete expression of the Burberry brand to date. We opened three additional Burberry stores in the USA, including our first stores in Florida. Retail highlights in Europe included store openings in Barcelona and Knightsbridge in London. In Asia, we acquired control of our distribution in Korea, adding 46 concessions, and opened a new Burberry store in Pacific Place, Hong Kong.

2003/04 will be led by the opening of our Milan store, Burberry's first in Italy. In total, we plan to open a minimum of eight stores and a small number of concessions in the year, increasing retail selling space by approximately 10%.

Wholesale Burberry's wholesale business grew by 6% (5% underlying) during the year. Double-digit growth for spring/summer 2003 offset a flat autumn/winter 2002 season. We continue to refine our distribution by restricting distribution to brand-appropriate accounts and targeting growth with these customers, rather than broadening distribution. We work with these accounts to enhance in-store positioning, add product categories and improve presentation. Growth was driven primarily by volume increases with the majority of our largest customers.

Licensing In selected geographic markets and product categories, we combine our expertise with that of licensing partners for the design, manufacture and distribution of products under the Burberry name. Licensing allows us to capitalise on opportunities outside of the Group's in-house capabilities.

The large majority of licensing revenues is derived from licencees in Japan. At retail value, sales of Burberry products exceeded an estimated £1bn in the Japanese market in 2002/03. We see a substantial opportunity to continue to develop the Burberry brand in Japan and are working increasingly closely with our licensing partners to capitalise on this potential. Our design and merchandising teams have substantially increased co-ordination with their counterparts in Japan. We will establish more of a local management presence to assist with distribution-related issues. Going forward, we are formulating in conjunction with our partners, plans to capture a larger share of the under-penetrated accessory market for Burberry.

Burberry's worldwide recognition and unique positioning in the international market place provide us with a strong platform for growth across various geographic regions.

United States Accounting for 24% of revenues, the US market experienced the fastest underlying growth of any of our regions in 2002/03. Growth was driven by strong revenue gains in both our retail and wholesale businesses. Going forward, this market represents a substantial opportunity.

Europe Progress achieved toward Burberry's repositioning in the important Spanish market highlighted the European regions' developments in the year. In addition to the opening of our first store in Spain, we implemented key design, marketing, merchandising and distribution initiatives. These efforts are complemented by joint endeavours with our primary wholesale customer to enhance Burberry's presentation within its stores.

Asia In July 2002 we acquired our distributor in Korea. Combined with the December 2001 acquisitions in Hong Kong, Singapore and Australia, Burberry concluded the consolidation of direct operating control in its primary Asian markets outside of Japan. Accounting for approximately 16% of revenue for the year, these markets present substantial opportunity for the future. We began to address that potential during the year by opening a new store in Hong Kong and working with wholesale partners to open additional points of distribution in China, bringing the total in that market to 22 at year end. At the same time, we established a local management structure and team and improved necessary infrastructure.

(opposite) Advertising image for the launch of Burberry Brit fragrance (autumn/winter 2003).
01 Burberry shop-in-shop in Hong Kong.
02 The "Art of the Trench" made to order trench coat service in our New York flagship.
03 In Japan at retail value, sales of Burberry product exceeded an estimated £1bn in 2002/03.
04 The Knightsbridge store in London opened in autumn 2002.
05 Barcelona, our first store in Spain, opened in August 2002.



BURBERRY 2002/03 FINANCIAL REVIEW

STRONG PROFIT AND CASH FLOW PERFORMANCE DEMONSTRATE THE RESILIENCE AND POTENTIAL OF THE BURBERRY BRAND

MICHAEL METCALF
CHIEF OPERATING AND FINANCIAL OFFICER

(opposite) Burberry is synonymous with British style, superior quality and fine tailoring (autumn/winter 2003 advertising campaign).

Group results

	Year ended 31 March 2003					
	Results before IPO related items £m	Percent of turnover	IPO related items £m	Total £m	Year ended 31 March 2002 £m	Percent of turnover
Turnover						
Wholesale	306.9	51.7%	–	306.9	288.8	57.9%
Retail	228.4	38.5%	–	228.4	156.9	31.4%
Licence	58.3	9.8%	–	58.3	53.5	10.7%
Total turnover	**593.6**	**100.0%**	**–**	**593.6**	**499.2**	**100.0%**
Cost of sales	(261.3)	(44.0%)	–	(261.3)	(248.1)	(49.7%)
Gross profit	**332.3**	**56.0%**	**–**	**332.3**	**251.1**	**50.3%**
Net operating expenses	(215.6)	(36.3%)	–	(215.6)	(160.8)	(32.2%)
EBITA	**116.7**	**19.7%**	**–**	**116.7**	**90.3**	**18.1%**
Goodwill amortisation	(6.4)	(1.1%)	–	(6.4)	(4.9)	(1.0%)
Employee share ownership plans	–	–	(22.0)	(22.0)	–	–
Profit before interest and tax	**110.3**	**18.6%**	**(22.0)**	**88.3**	**85.4**	**17.1%**
Net interest and similar expense	(0.9)	(0.2%)	–	(0.9)	(0.5)	(0.1%)
Currency loss on GUS loans (pre-flotation)	–	–	(2.3)	(2.3)	(0.1)	–
Profit on ordinary activities before taxation	**109.4**	**18.4%**	**(24.3)**	**85.1**	**84.8**	**17.0%**
Tax on profit on ordinary activities	(39.9)	–	7.0	(32.9)	(28.3)	–
Profit on ordinary activities after taxation	**69.5**	**11.7%**	**(17.3)**	**52.2**	**56.5**	**11.3%**
Diluted EPS before goodwill amortisation	**14.9**	**–**	**(3.4)**	**11.5**	**12.1**	**–**
Diluted EPS	13.7	–	(3.4)	10.3	11.1	–

Reconciliation to statutory results

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Turnover	593.6	499.2
As reported		
Operating profit	88.3	85.4
Profit before tax	85.1	84.8
Basic earnings per share (p)	10.5p	11.3p
Diluted earnings per share (p)	10.3p	11.1p
Before IPO related items		
EBITA	116.7	90.3
Profit before interest and tax	110.3	85.4
Profit before tax	109.4	84.8
Diluted earnings per share (p)	13.7p	11.1p
Diluted earnings per share before goodwill amortisation (p)	14.9p	12.1p

IPO related items include a £22.0m exceptional charge related to employee share ownership plans and a £2.3m pre-IPO foreign exchange loss before attributable tax relief of £7.0m.

Certain statements made in this annual report are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This report does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 31 March 2003, the Group operated 132 retail locations consisting of 47 Burberry stores, 62 concessions (including the 46 concessions added in July 2002 as part of the acquisition of the operations of Burberry's Korean distributor) and 23 outlet stores. Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Comparison of the year ended 31 March 2003 to the year ended 31 March 2002

The Group recently completed three significant transactions which affect the comparability of results for the year ended 31 March 2003 relative to the year ended 31 March 2002. On 17 July 2002, the Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange (the "IPO"). On 31 December 2001, the Group purchased the operations and certain assets of its distributors in Asia, which largely operated as wholesale businesses. On 1 July 2002, the Group purchased the operations and certain net assets of its distributor in Korea, which largely operated as a retail business consisting of 46 concessions and an outlet store as at the acquisition date. These acquisitions are together referred to as the "Asia acquisitions". In determining "underlying" performance, current year financial results are adjusted to reflect the business configuration of the previous year (i.e. excluding the incremental impact in the current year of the Asia acquisitions), and applicable exchange rates across the business are adjusted to reflect prior financial year rates.

Turnover

Total turnover advanced to £593.6m from £499.2m in the comparative period, representing an increase of 19% (21% at constant exchange rates), or 12% on an underlying basis (i.e. excluding a £11.4m reduction attributable to exchange rate and other factors and excluding the £43.4m incremental contribution from the Asia acquisitions).

Total retail sales increased by 46% in the year to £228.4m, boosted by the contribution from four Burberry stores, 49 concessions and one outlet added as part of the Asia acquisitions. On an underlying basis, retail sales increased by 25%, driven by sales from newly opened stores and by gains at existing stores. During the year, the Group opened 12 new and refurbished stores, including Burberry stores in the USA (four), Europe (three) and Asia (one), as well as four outlet stores. Total retail selling space expanded approximately 37% (including the 19% attributable to the Korea acquisition) to approximately 360,000 square feet at year end.

Total wholesale sales advanced 6% (5% underlying) to £306.9m during the year. On an underlying basis, autumn/winter wholesale sales, which are predominantly shipped in the first half of the financial year, were largely unchanged from the prior year. The Group achieved high single digit volume growth for spring/summer merchandise, for which shipments are concentrated in the second half of the year.

Licensing revenues in the year increased by 9% (14% at constant exchange rates), primarily driven by strong growth in Japanese royalties reflecting volume gains of approximately 10% and increases in certain royalty rates. In this market, volume gains moderated in the second half of the year reflecting both the strong performance in the comparable period of the prior year and a generally softer economic environment. Licensing revenue during the year also benefited from strong sales gains by global product licencees.

On a regional basis, the Group experienced strong revenue growth in the USA, driven by both wholesale and retail operations, accompanied by more moderate underlying gains in Europe. Reported growth in Asia was dominated by the impact of the Asia acquisitions.

Operating profit

Gross profit as a percentage of turnover expanded to 56.0% in the year from 50.3% in the comparative period. This increase was driven by two primary factors: the impact of the Asia acquisitions and an overall improvement in gross margin driven by the increased proportion of accessories in the product mix, the strong growth of retail operations and other factors.

Operating expenses as a percentage of turnover rose to 36.3% from 32.2% in the comparative period, reflecting expansion and investment across the business. The Asia acquisitions were the primary factor contributing to the increase in the expense ratio. The underlying growth of retail operations, including pre-trading costs associated with store development, also contributed to the increase. A number of additional factors, including a £2.1m impairment charge arising with respect to specific retail assets and the Group's continued investment in infrastructure, are also reflected in the increase.

Overall EBITA increased by 29% to £116.7m, or 19.7% of turnover relative to 18.1% in the earlier period. On an underlying basis, EBITA increased by £15.2m; the Asia acquisitions contributed an incremental £15.6m in the year, while exchange rate movements reduced reported results by £4.4m. Profit before interest and tax and IPO related items and after goodwill amortisation increased 29% to £110.3m, or 18.6% of turnover.

Goodwill amortisation increased to £6.4m from £4.9m in the comparative period primarily as a result of additional goodwill arising from the Asia acquisitions.

Net interest expense

Net interest and similar expense (excluding IPO related charges) was £0.9m in the year to 31 March 2003. Although the Group has maintained net cash deposits in the period since the IPO, net interest expense was incurred as a result of differential interest rates on borrowings and cash balances. These borrowings were repaid during the second half of the year such that modest net interest income was generated towards the year end.

IPO related items

In connection with the IPO, the Group incurred a £22.0m exceptional charge in the first half of the year largely related to its employee share ownership plans. This included £18.5m arising in respect of the Senior Executive Restricted Share Plan (the "RSP"). This charge does not represent a cash outflow to Burberry Group since the RSP will be satisfied through the issue of new shares; it does not give rise to a reduction in net assets as there is a compensating increase in the capital reserve account within Shareholders' Funds. As no further awards will be made under the RSP, the consolidated profit and loss account will not be affected in future periods (except in respect of reserve movements and the number of shares in issue for the purpose of calculating earnings per share).

During the first half of the year, the Group also incurred a £2.3m foreign exchange loss on borrowings held on behalf of the GUS group. These borrowings were eliminated as part of the reorganisation prior to the IPO.

Profit before taxation

The Group reported profit before taxation (after IPO related charges) of £85.1m for the year ended 31 March 2003 (2002: £84.8m).

Profit after taxation

The Group incurred a 34.7% tax rate on profit before goodwill amortisation and exceptional items for the full financial year. The rate is greater than that indicated at the interim announcement due to the higher than anticipated value of items not deductible for tax purposes and, less significantly, an adverse prior year adjustment.

The Group continues to anticipate an effective tax rate on the order of 33% in future periods. The tax charge of £32.9m is net of £7.0m of tax relief attributable to IPO related items.

Excluding IPO related items, profit after taxation would have been £69.5m during the period.

Diluted earnings per Ordinary Share excluding goodwill amortisation and IPO related items were 14.9p for the year (2002: 12.1p). The Company had 498.1m and 506.2m Ordinary Shares in issue on average for the purposes of calculating basic and diluted earnings per share respectively. An average of 1.9m Ordinary Shares held by the Company's Employee Share Ownership Trusts are excluded for the purposes of the earnings per share calculations.

Liquidity and capital resources

Historically, the Company's principal uses of funds have been to support acquisitions, capital expenditures and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flow from operations and financing from the GUS group, the former 100% shareholder. In the future, the Group expects to finance operations and capital expenditure with cash generated from operating activities and, as necessary, the use of its credit facility.

The table below sets out the principal components of cash flow for the financial years ended 31 March 2003 and 31 March 2002 and net funds at year end:

Cash flow and net funds

	Year ended 31 March 2003 £m	Year ended 31 March 2002 £m
Operating profit before interest, taxation, goodwill amortisation and IPO related items	116.7	90.3
Depreciation and related charges	19.0	14.0
Loss on disposal of fixed assets and similar items	1.5	0.2
Decrease/(increase) in stocks	5.2	(7.0)
Increase in debtors	(2.4)	(5.2)
Increase/(decrease) in creditors	25.0	(2.2)
Net cash inflow from operating activities	**165.0**	**90.1**
Returns on investments and servicing of finance	(0.5)	(0.4)
Taxation paid	(30.6)	(17.6)
Net purchases of fixed assets	(55.5)	(38.9)
Acquisition related payments	(26.8)	(4.5)
Purchase of own shares	(4.5)	–
Net cash inflow before dividends, IPO related and financing activities	**47.1**	**28.7**
Net funds at year end	**79.6**	**n/a**

Net cash inflow from operating activities increased to £165.0m in the year ended 31 March 2003 from £90.1m in the comparative period. The increase in depreciation charges reflects the larger fixed asset base associated with expansion of the business and the £2.1m non-cash impairment charge related to certain retail assets. The 29% increase in operating profit before interest, taxation, goodwill amortisation and IPO related items was augmented by greater working capital efficiency. Underlying stock levels declined moderately despite the turnover gain in 2002/03. This improvement was a result of strong trading performance, improved stock management, as well as the reduction of certain stockholdings acquired prior to the financial year in order to secure costing objectives. The relatively small increase in trade debtors partially reflects earlier shipments to wholesale customers within the final quarter relative to the previous year. The increase in creditors in 2002/03 reflects most importantly the growth in revenues; in addition, certain trading accruals have accumulated where payment will occur in 2003/04.

Net cash outflow from purchases of fixed assets included £55.5m cash spent on fixed assets, primarily related to investment in the Group's retail operations. The increase over 2001/02 largely reflected increased levels of investment in the store portfolio relative to the earlier period.

Net cash outflow for acquisition purposes was £26.8m in 2002/03, of which £24.3m was attributable to the initial purchase cost of the operations and certain assets of the Group's distributor in Korea. The balance relates to deferred payments with respect to previous transactions.

During 2002/03 the Company invested £4.5m in its own shares as a contribution to funding the Group's employee share ownership trusts.

IPO related activities prior to the flotation also affected the Group's net cash flow for the year to 31 March 2003. Their net effect was to leave the Group with net funds of approximately £10m immediately following the flotation. At 31 March 2003 the Group had net funds of £79.6m.

The Company paid an interim dividend of 1.0p per share on 5 February 2003. A final dividend of 2.0p per share (£10.0m in total) is proposed and would be payable in August 2003. The total dividend for 2002/03 would be 3.0p per share.

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures, arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales. On the basis of forward foreign exchange contract rates secured with respect to the year to 31 March 2004, Burberry expects that the average Yen/Sterling exchange rate applicable to its licence revenue for that financial year will be approximately 5% below that of 2002/03.

In May 2003, the Company amended the terms of its credit facility provided by GUS plc. Under the amended agreement, the amount available under the facility has been reduced to £75m and the maturity has been extended to July 2006. Certain other terms have also been amended, all of which the Company believes to be consistent with standard commercial arrangements.



BURBERRY ACCOUNTS

2002/03

Contents

The Board of Directors

Chairman

John Peace
John Peace was appointed non-executive Chairman of Burberry on 21 June 2002. Mr Peace was appointed to the board of GUS plc in 1997 and became Group Chief Executive in January 2000. He served as Chief Executive of Experian from 1996 to 2000 and currently serves as Chairman of the Board of Governors of Nottingham Trent University.

Executive Directors

Rose Marie Bravo, Chief Executive
Rose Marie Bravo was appointed Chief Executive of Burberry in 1997. Prior to her appointment at Burberry, Ms Bravo served as President of Saks Fifth Avenue from 1992 to 1997, with responsibility for merchandising, marketing and product development. She also served as a member of the board of Saks Holding Inc. From 1974 to 1992, Ms Bravo held positions of increasing responsibility at RH Macy & Co, culminating with her 1987 to 1992 tenure as Chairman and Chief Executive Officer of the I Magnin Specialty Division. Ms Bravo serves on the boards of both Tiffany & Co and Estée Lauder as a non-executive director.

Michael Metcalf, Chief Operating and Financial Officer
Michael Metcalf was appointed Chief Operating and Financial Officer of Burberry in 1998. Prior to this appointment, he held the position of Chief Executive Officer of Thorn plc from 1996 to 1998. He previously served as Finance Director of Thorn EMI Home Electronics Division, Deputy Finance Director and Group Finance Director of Thorn EMI plc and Chief Executive Officer of Thorn EMI Rentals Division, between 1985 and 1996.

Thomas O'Neill, President Worldwide
Thomas O'Neill was appointed President Worldwide of Burberry in November 2001. Prior to this, he had served as President and Chief Executive Officer of LVMH's Jewellery Division, based in Paris, since August 2000. He served as President and Chief Executive Officer of LVMH Fashion Group, Americas, from June 1997 to August 2000 and as Chief Executive Officer of Marc Jacobs International from June 1997 to February 2001. From 1984 to 1997, he held various positions at Tiffany & Co, ultimately serving as Executive Vice President, International Division. Mr O'Neill serves on the board of Aber Diamond Corporation as a non-executive director.

Non-Executive Directors

Philip Bowman
Philip Bowman was appointed on 21 June 2002. Mr Bowman was appointed Chief Executive of Allied Domecq in 1999 and between 1998 and 2000 he served as Chairman of Liberty plc. He also serves as a non-executive director of British Sky Broadcasting Group plc.

Caroline Marland
Caroline Marland was appointed on 21 January 2003. She is a former Managing Director of Guardian Newspapers (1994–2000). She currently holds non-executive directorships at Bank of Ireland and its UK subsidiary, Bristol & West plc.

Guy Peyrelongue
Guy Peyrelongue was appointed on 21 June 2002. Between 1987 and 2001 he served as President and Chief Executive Officer at L'Oreal United States. From 1973 to 1987 he held various positions at L'Oreal including President, Latin America.

David Tyler
David Tyler was appointed on 7 June 2002, having been a director since 1997. He is currently Group Finance Director of GUS plc, a position he has held since 1997. He served as Group Finance Director of Christie's International plc from 1989 to 1996.

Directors' report

The directors present their annual report together with the audited financial statements for the year ended 31 March 2003.

Principal activities and business review

The Company designs, sources, manufactures and distributes high-quality apparel and accessories through its own retail stores and via its wholesale customers. The Company also licenses third parties to manufacture and distribute products using the "Burberry" brand. The Chairman's Statement on page 3, the Chief Executive's Review on pages 6 and 7 and the Operating and Financial Reviews on pages 9 to 19 report on the results for the year and give an indication of the Company's future developments.

Results and dividends

The profit after taxation for the year amounted to £52.2m (2002: £56.5m).

An interim dividend of 1.0p per Ordinary Share was paid to the ordinary shareholders of the Company on 5 February 2003. The directors recommend that a final dividend of 2.0p per Ordinary Share in respect of the year ended 31 March 2003 be paid to those persons on the Register of Members at the close of business on 25 July 2003. This will make a total dividend of 3.0p per Ordinary Share. The dividends paid and proposed in respect of the year ended 31 March 2003 including a pre-IPO dividend were £234.0m.

On 31 March 2003, the Company paid a total dividend of £18,454 to GUS Holdings Limited as the holder of the Company's Redeemable Participating Preference Shares of 0.05p each.

The retained loss for the year ended 31 March 2003 of £181.8m (2002: profit £56.5m) has been transferred to reserves.

Abacus Corporate Trustee Limited, as trustee of the Burberry Group plc ESOP Trust ("the Trust"), has waived all dividends payable by the Company in respect of the Ordinary Shares from time to time held by it as trustee of the Trust. The dividends waived were in aggregate £16,741.

Directors

At the beginning of the year under review, David Tyler, David Morris and Paul Atkinson were directors of the Company, which at that time was a wholly owned subsidiary of the GUS group. In preparation for the Company's IPO in July 2002, David Morris and Paul Atkinson resigned as directors on 7 June 2002 and David Tyler became a non-executive director with effect from the same date. The names and biographical details of the directors holding office at the date of this report are shown on page 22.

Rose Marie Bravo, Michael Metcalf and Thomas O'Neill were appointed as directors of the Company on 7 June 2002. John Peace was appointed as Chairman and Philip Bowman and Guy Peyrelongue were appointed as non-executive directors on 21 June 2002. Caroline Marland was appointed as a non-executive director on 21 January 2003.

As Caroline Marland was appointed after the Company's previous Annual General Meeting, she will retire in accordance with the Company's Articles of Association and a resolution proposing her election will be proposed at the forthcoming Annual General Meeting.

The directors retiring by rotation at this year's Annual General Meeting are Michael Metcalf and David Tyler who, being eligible, offer themselves for re-election.

Details of the directors' service agreements are given in the Report on directors' remuneration and related matters on pages 32 and 33.

Directors' interests

Interests of the directors holding office at 31 March 2003, in the shares of the Company, its subsidiaries and its ultimate parent company, GUS plc, are shown within the Report on directors' remuneration and related matters on pages 38 and 39. There were no changes to these interests between the period 31 March and 12 May 2003. No director had a material interest in any contract other than a service agreement with a member of the Group at any time in the year.

Corporate governance

The Company's statement on corporate governance is set out on pages 26 to 29.

Major corporate activity

On 12 July 2002, the Company's Ordinary Shares of 0.05p each were admitted to the Official List of the UK Listing Authority and to trading by the London Stock Exchange. Immediately prior to admission, a reorganisation of the Group took place resulting in the Company owning, directly or indirectly, all Burberry Group companies.

Substantial shareholdings

As at 21 May 2003, the Company had been notified of the following interests in the Company's Ordinary Shares in accordance with sections 198 to 208 of the Companies Act 1985:

	% of issued share capital	Number of Ordinary Shares
GUS Holdings Limited	77.53	387,640,400
Wellington Management Company, LLP	4.54	22,690,315
FMR Corporation, Fidelity International Limited and their subsidiary companies	4.15	20,751,408

Interests in own shares

Details of the Company's interests in its own shares are set out on page 67 of this Annual Report.

Charitable and political donations

During the year ended 31 March 2003, the Group donated a total of £166,000 (2002: £101,000) to charitable causes. Such donations were made through a variety of means including the involvement of individual employees and through organised events.

The Company made no political donations during the year, in line with its policy.

To comply with recent changes in the law and in keeping with the approach taken by a number of companies, shareholder approval is being sought at the forthcoming Annual General Meeting to permit the Company and its wholly owned subsidiary, Burberry Limited, to make donations and/or incur expenditure which may be construed as political. Further details on these resolutions can be found in a separate circular to shareholders.

Employment policies

The Company is committed to ensuring the consistent profitable growth of its business and a policy of equal opportunity in employment is integral to this commitment. Further details on the Group's Equal Opportunities Policy are set out on page 41 – Corporate social responsibility.

Health and safety

The Company is developing a comprehensive Health and Safety Policy detailing the responsibility of managers at all levels in the Group to ensure the health and safety of employees, contractors and customers. Health and safety support in the UK is provided by the Health and Safety Officer and retained external safety consultants. Risk assessments are performed as required, supported by measurement systems for accident and near miss recording.

In the year to 31 March 2003, there were 10 accidents in the United Kingdom reportable under the UK RIDDOR legislation (the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995). Broadly, this covers those accidents resulting in more than three days absence from work: the RIDDOR accident rate for our UK business was 0.33 per 100,000 hours worked, the principal cause of these being trips and falls. During the year the Group also recorded four accidents to customers at our UK retail premises.

Employee involvement

⚡ Employee communication
Burberry believes that employee communication is important in building a strong relationship with and in motivating employees. Burberry makes use of various methods – face to face briefings, direct mail, email, intranet, etc – to ensure that matters of interest and importance are conveyed quickly and effectively.

⚡ Employee share ownership
As part of the IPO in July 2002, it was decided to extend employees' interest and participation in the Group's overall performance. This was achieved following the IPO by the allocation of free shares in the Company to approximately 3,300 employees worldwide.

Employees also participate in the GUS SAYE share option schemes in Spain, France, the USA, Germany and the UK.

Creditor payment
For all trade creditors, it is Group policy to:

⚡ Agree and confirm the terms of payment at the commencement of business with that supplier;

⚡ Pay in accordance with contractual and other legal obligations; and

⚡ Continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditor days of the Group at 31 March 2003 were 38 days (2002: 40 days) based on the ratio of Group trade creditors at the end of the year to the amounts recorded as expense during the year attributable to trade creditors. The Company has no trade creditors.

Annual General Meeting
The Annual General Meeting of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A 3ED at 11.00 am on Tuesday 15 July 2003. The Notice of Meeting is included in a separate circular to shareholders which accompanies this Annual Report. It is also available on the Company's website (www.burberry.com).

Auditors
Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 13 May 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

By order of the Board

Michael Mahony
General Counsel and Secretary
21 May 2003

Registered Office:
18-22 Haymarket
London SW1Y 4DQ

Corporate governance

The Board supports the principles of corporate governance advocated by the Combined Code ("the Code") and details are given below on the Company's approach to the application of the principles set out in Section 1 of the Code for the year under review.

Directors

The Board is responsible to shareholders for the management of the Group and has adopted a committee structure which enables it to concentrate its efforts on strategy, management performance, governance and internal control. The Board consists of a Chairman, a Chief Executive plus two other executive directors and four non-executive directors. John Peace was appointed as Chairman and David Tyler as a non-executive director by GUS plc under the Relationship Agreement between the Company and GUS which was entered into at the time of the IPO.

The roles of the Chairman and Chief Executive are clearly defined. The Chairman leads the Board in determining the Group's strategy and monitoring high level progress. The Chairman does not have any involvement at an operational level. The day-to-day business of the Group is the responsibility of the Chief Executive, Rose Marie Bravo, who is supported by the two executive directors, Michael Metcalf and Thomas O'Neill.

During the year under review the Board held four scheduled meetings. Three further meetings were held in preparation for the IPO.

The Board has a formal schedule of matters reserved to it for decision.

The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. In addition to the papers for each Board meeting, directors are also supplied with an extensive monthly report, which details progress of the Group's activities. There is also a procedure whereby directors, in the furtherance of their duties, are able to take independent advice, if necessary, at the Company's expense. In addition, all directors have direct access to the advice and services of the company secretary.

Philip Bowman, Guy Peyrelongue and Caroline Marland are for all purposes, in the opinion of the Board, independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement.

The non-executive directors are appointed for specified terms.

Philip Bowman was appointed as the senior independent non-executive director on 19 March 2003.

On appointment, directors are furnished with relevant information to discharge their duties effectively. The Company has introduced a structured induction process whereby a director will meet key members of the management team following his/her appointment. As an ongoing process, directors are briefed and provided with information concerning major developments affecting their roles and responsibilities.

All directors are subject to election by shareholders at the first opportunity after their appointment and thereafter in accordance with Article 82 of the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least once every three years.

Committees

The Board is supported by the Audit, Remuneration and Nomination Committees. GUS is entitled to appoint one member of each of these committees under the Relationship Agreement.

Audit Committee

The Audit Committee consists of three non-executive directors: Philip Bowman (Chairman), Caroline Marland and David Tyler. Guy Peyrelongue served as a member until, and Caroline Marland was appointed as a member on, 13 May 2003. The committee normally meets at least twice a year, with both the external auditors and the group internal auditor present.

The Board acknowledges that the independence of auditors is a subject that has become increasingly prominent. It is the role of the Audit Committee to ensure that the auditors' objectivity and independence are maintained. It has adopted a policy in this respect and monitors the level of fees for non-audit services.

- Audit related services – The external auditors are preferred providers of audit related services given their understanding of the Group and the synergistic relationship between such work and the aims of the annual audit. Such work extends to, but is not restricted to, shareholder and other circulars and regulatory and other compliance reports.

- Taxation services – Generally, if the external auditors' knowledge of the Group's tax affairs provides significant advantage which another third party would not have, they will be retained for both tax planning and compliance matters.

- General services – Other proposed assignments are put out to competitive tender and decisions to award work are taken on the basis of demonstrable competence and cost effectiveness.

Remuneration Committee
Details of the Remuneration Committee and its application of corporate governance principles in relation to directors' remuneration is described in the Report on directors' remuneration and related matters on pages 30 to 40.

Nomination Committee
The members of the Nomination Committee are John Peace (Chairman), Rose Marie Bravo, Philip Bowman, Caroline Marland and Guy Peyrelongue. Rose Marie Bravo and Caroline Marland were appointed as members on 13 May 2003. It is intended that the Committee will meet at least twice a year but it did not meet between the IPO and 31 March 2003.

Relations with shareholders
The Company recognises the importance of communicating with its shareholders and does this through its Annual and Interim Reports, quarterly trading updates and at the Annual General Meeting. Although it does not have a fixed procedure covering meetings with its institutional shareholders, it is always ready to enter into a dialogue with investors, and in practice meetings take place frequently.

It is the intention that all directors will attend the Annual General Meeting and will be available to answer shareholders' questions. Voting at the Annual General Meeting is by way of a show of hands by members present at the meeting, unless a poll is validly called. Following each vote on a show of hands, the level of proxies lodged on each resolution and the number of proxy votes for and against the resolution will be announced.

Corporate social responsibility ("CSR")
Details on the Company's approach to CSR are given on pages 41 to 43.

Accountability and audit
It is a requirement of the Code that the Board should present a balanced and understandable assessment of the Company's position and prospects. In this context, reference should be made to the Statement of directors' responsibilities on page 44, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the auditors on page 45, which includes a statement by the auditors about their reporting responsibilities.

The Board recognises that its responsibility to present a balanced and understandable assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

Internal control
The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. The Audit Committee has reviewed the effectiveness of the key procedures which have been established to provide internal control and has used external consultants to assist in this review. It believes that adequate risk management procedures are in place within the Group and will be implementing a number of improvements to strengthen these procedures.

Following publication of guidance for directors on internal control ("The Turnbull Guidance"), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place in respect of the Burberry business throughout the year under review and up to the date of approval of the Annual Report and Accounts. The process will be regularly reviewed by the Audit Committee which reports its findings for consideration by the Board, and is in accordance with The Turnbull Guidance.

The key procedures operating within the Group are as follows:

Risk assessment
The Group's business objectives are incorporated into the annual budgeting and planning cycle. Progress towards the achievement of such objectives is monitored by a variety of financial measures and non-financial performance indicators.

The Audit Committee has delegated responsibility for considering operational, financial, compliance and other risks.

Specific consideration is given to the identification of risk factors, and the appropriate control measures for such factors, as part of the Group's annual budgeting cycle. The executive directors formally meet on a quarterly basis to re-evaluate these risk factors in the context of the then current environment and business activity. A risk register is updated as necessary and at least twice every year.

Control environment and control activities
The Group consists of a number of trading units, each with its own management and control structure. These units report to the executive directors.

The Group has established procedures for the delegation of authorities that are significant, either because of their value or the impact on other parts of the Group, to ensure that approval is considered at an appropriate level.

The Group's trading units operate within a framework of policies and procedures which are either already laid down or are currently being established in organisation or authority manuals. Policies and procedures cover key issues such as authorisation levels, segregation of duties, compliance with legislation and physical and data security.

The Group has implemented various strategies to deal with the risk factors that have been identified. Such strategies include internal control and the use of third party services to assist in monitoring specific issues. In addition, other approaches are used, such as the use of insurance, and treasury instruments to hedge specific foreign currency exposures.

Information and communication
The Group has a comprehensive system of budgetary control, focused on monthly performance reporting which is at an appropriately detailed level. A summary of results supported by commentary and performance measures is provided to the Board each month. The performance measures are subject to review to ensure that they provide relevant and reliable indications of business performance.

A summary of risk factors and relevant control measures (identified as part of the budgeting cycle) is submitted by the executive directors to the Audit Committee at the beginning of each year. This report is updated at the half-year, and re-submitted to the Audit Committee.

The Audit Committee meets with both external and internal auditors, and can do so without the presence of executive directors, if it so chooses.

Monitoring
A range of procedures is used to monitor the effective application of internal control within the Group. These include management review, management confirmations of compliance with standards and procedures as well as internal audit and other specialist reviews.

The Internal Audit department is responsible for reporting to the Audit Committee on the effectiveness of internal control systems, particularly those relating to the areas of greater financial risk or opportunity.

Compliance with the Combined Code

The Company has complied with the Combined Code throughout the accounting period under review with the following exceptions:

- The Company had not appointed a senior independent non-executive director until 19 March 2003 when Philip Bowman was appointed to that role.
- At the time of the IPO the Board comprised four non-executive directors including John Peace, the Chairman. John Peace and David Tyler were appointed by GUS in accordance with the Relationship Agreement and they were not regarded for all purposes as being independent of management and free from any business or other relationship which could materially interfere with their independent judgement. As a result, a majority of the non-executive directors was not independent for all purposes. Therefore at the time of the IPO the Company indicated that it would appoint a further non-executive director and on 21 January 2003 Caroline Marland was appointed as a non-executive director.
- The Combined Code states that there is a strong case for setting directors' notice or contract termination periods at, or reducing them to, one year or less. The service agreement of Rose Marie Bravo dated 28 May 2002 has an initial fixed period until 30 June 2005. She may terminate the agreement on six months' notice to expire on or after 30 June 2005. Burberry Limited (US) can terminate the agreement in certain circumstances as described on page 32.
- Burberry adopted at the time of the IPO various share incentive schemes, which are not compliant with the Combined Code in certain respects. In particular there are no performance conditions attached to these schemes.

Higgs and Smith Reports

Following the publication of the report "Review of the role and effectiveness of non-executive directors", prepared by Derek Higgs and "Audit committees: combined code guidance", prepared by Sir Robert Smith, the Board has been actively considering their respective recommendations. As these recommendations have yet to be adopted by the relevant regulatory authorities, the Board has decided to await the final outcome in respect of these recommendations before making any final decisions on these matters.

Report on directors' remuneration and related matters

The Board presents its Report on directors' remuneration and related matters, including pay and benefits, which provides details of the Remuneration Committee, Total Shareholder Return, Remuneration Policy and Directors' Remuneration.

Remuneration Committee

The Remuneration Committee is a Board committee consisting of non-executive directors, John Peace and Philip Bowman, under the chairmanship of Guy Peyrelongue. Caroline Marland was appointed as a member of the committee on 13 May 2003.

The Remuneration Committee decides both the level and structure of executive directors' pay. The remuneration of the Chairman and non-executive directors is a matter reserved for the Board as a whole.

The committee meets at least twice a year and holds additional meetings where necessary. During the year under review and following the IPO, the committee met twice. Pay decisions are made on the basis of advice or proposals prepared by the Chairman, the Chief Executive and the Director of Human Resources as appropriate.

In making its decisions, the Remuneration Committee has direct access to any relevant external adviser appointed on behalf of the Company. For the year ended 31 March 2003, the Company's principal remuneration advisers were Kepler Associates and Towers Perrin. Towers Perrin provided advice on remuneration prior to the IPO. Kepler Associates were appointed by the committee following the IPO. Towers Perrin provide administration services to GUS in respect of GUS share schemes. No other services were provided to the Company by these organisations.

Where necessary or appropriate, the Remuneration Committee will instigate consultation with major institutional shareholders on remuneration matters.

The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice set out in the Listing Rules of the Financial Services Authority.

Total Shareholder Return

For the year under review the total shareholder return is measured from the date of the IPO, 12 July 2002, and is shown on the graph below.

The graph shows the total shareholder return for Burberry Group plc compared to the companies in the FTSE 100 Index assuming £100 was invested on the date of the IPO. The FTSE 100 Index was selected because Burberry's market capitalisation is close to that of companies at the lower end of the FTSE 100 Index.

Value of £100 invested on Burberry flotation date


Burberry
FTSE 100
£110
£100
£90
£80
£70
July 2002
September 2002
December 2002
March 2003

Remuneration Policy

The current structure of executive remuneration was determined in preparation for the IPO and details of the remuneration were disclosed in the Listing Particulars.

As is evidenced by the current management team, the market for executive talent is a global one, particularly in the luxury goods business, and this is reflected in pay levels. In particular, the USA leads the global pay market and provides higher pay for executive directors than the UK. In the long term interests of its shareholders, Burberry must continue to compete effectively in this global market. Therefore Burberry will provide remuneration which is required to attract, incentivise and retain high calibre executives.

The four tenets on which Burberry's remuneration structure is founded are as follows:

1 Base pay levels are established on a market competitive basis.

2 Benefits (for example, pensions and cars) are provided on a basis that is appropriate to the director given the international nature of the executive team.

3 Performance-related incentives provide the opportunity to deliver substantial rewards for high performance.

4 Pay is closely aligned to shareholders' interests and a substantial proportion of remuneration is delivered in Burberry Group plc shares.

Relative importance of elements of remuneration
The relative importance of the elements of each of the executive directors' remuneration is shown below based on base salaries, on target annual bonuses and present fair values of long term incentives for the year ended 31 March 2003.

Proportion of total compensation


Rose Marie Bravo*
Base salary
Annual bonus
Long term incentives
Michael Metcalf
Base salary
Annual bonus
Long term incentives
Thomas O'Neill
Base salary
Annual bonus
Long term incentives

*Note: Long term incentives illustrated for Rose Marie Bravo do not reflect the notional restricted stock right which she may receive in lieu of her share awards and options. This is described in further detail on page 32.

Implementation of policy
Burberry implements its remuneration policy as follows:

(a) Base salary
To ascertain the job's market value, external remuneration consultants will annually review and provide data about market salary levels, and advise the Remuneration Committee accordingly. These market rates are based on peer group data. Before making a final decision on individual salary awards, the Remuneration Committee assesses each director's contribution to the business, and takes this into account.

(b) Annual bonus
To reward current performance, executive directors are eligible for an annual incentive of 50% of base salary for achieving targets and a maximum of 100% of base salary for substantially exceeding targets. The Remuneration Committee sets bonus targets by reference to agreed budgets and external expectations for delivery of operational results.

Bonuses are currently based on growth in operating profit before goodwill amortisation and exceptional items but adjusted to include a notional charge for capital employed.

(c) Share options
The current option awards to the executive directors were determined prior to the IPO and reflected the requirements with regard to the incentivisation and retention of the executive team in the context of the IPO. These awards are set for the period up to and including the year ending 31 March 2005. The Remuneration Committee will be determining the policy for the granting of options for subsequent years.

(d) Proposed co-investment scheme
Burberry proposes to introduce a co-investment scheme which will further align the executive directors' remuneration with shareholder interests and strengthen the retention effect within the current remuneration packages. Under this scheme directors will be given the opportunity to defer receipt of their bonus and have it invested in Burberry shares. The number of shares acquired on behalf of the director will be matched on a sliding scale depending on achievement against the performance targets for the relevant financial year. The number of matching shares will vary from zero to one (0:1), to a maximum of one to one (1:1) where targets are substantially exceeded. The release of these shares and the invested shares is deferred for three years. Thus the ultimate value to directors will depend on share price performance over that period. If a director resigns during the three-year period he/she will forfeit his/her rights in respect of the matching shares.

(e) Service agreements
The duration of service agreements and notice periods and associated termination payments are consistent with Burberry's policy on executive remuneration. To retain and attract executive talent in the international market in which Burberry competes may require fixed term contracts and notice periods in excess of one year. Burberry will only grant notice periods of more than one year where it is necessary to retain and attract executive talent and on the basis of advice provided by external advisers. Burberry decides on the level of termination payments based upon the circumstances of termination. Where a director is dismissed without cause the director will be fully protected against the financial consequences of such dismissal. Where the director voluntarily resigns the director will be entitled to his/her base salary and bonus to the extent earned but incentive awards which have not vested relating to the period after the termination date will lapse. In circumstances where the Company dismisses the director for cause no further payments will be made whether of salary or otherwise.

Save as described below, there are no service contracts with any of the directors with a notice or contract period of one year or more with provisions for pre-determining compensation on termination of any amount which equals or exceeds one year's salary and benefits in kind.

The main terms on which each of the directors is employed by a member of the Group are set out below.

Rose Marie Bravo
Rose Marie Bravo is employed by Burberry Limited (US) as Chief Executive under a service agreement dated 28 May 2002 for an initial fixed period until 30 June 2005. She may terminate the service agreement on six months' notice to expire on or after 30 June 2005. Burberry Limited (US) may terminate the service agreement with or without cause on notice during or after the fixed period.

If the service agreement is terminated by Burberry Limited (US) without cause (an example of cause is gross misconduct) then it will continue to pay to Ms Bravo her base salary for the balance of the fixed period (or one year if longer); in lieu of an annual bonus, it will pay 50 percent of base salary for each full year and a pro rata portion thereof for each part year payable when such bonus would otherwise be paid. If Ms Bravo terminates the service agreement with good reason the termination is deemed to be termination by Burberry Limited (US) without cause. On termination of Ms Bravo's employment she will be reimbursed for her reasonable relocation costs to the USA.

If any party acquires directly or indirectly 25 percent or more of the voting rights in Burberry Group plc or the right to appoint or remove the majority of the directors of Burberry Group plc, or any member of the Group transfers to another owner (other than another member of the Group) business or assets constituting 25 percent or more of the total business or assets of the Group ("Change in Control"), Ms Bravo can within 60 days terminate her employment by 30 days' notice in writing. Such termination is deemed to be by Burberry Limited (US) without cause and the payments for such termination must be made within 70 days of the Change in Control.

If payments due to Ms Bravo are deemed to constitute parachute payments as defined in Section 280 G(b)(2) of the US Internal Revenue Code 1986, Burberry Limited (US) shall pay Ms Bravo an additional amount equivalent to the tax on these payments.

Pursuant to the service agreement, Ms Bravo has been granted an award and an option over Ordinary Shares in the Company as set out on pages 35 and 36. Ms Bravo is also entitled to be granted three options, each over 833,333 Ordinary Shares, under the Burberry Non-Approved Executive Share Option Scheme 2002, in 2003, 2004 and 2005. The exercise price of each option will be the market value of an Ordinary Share at the time of grant. If the service agreement is terminated, Ms Bravo's rights in respect of her award and options will be determined by the rules of the relevant share scheme except that her award and options will vest or become exercisable if the service agreement is terminated on or after 30 June 2005 in any circumstances, unless for cause.

Under the service agreement, and as described in the Listing Particulars, Ms Bravo has been granted a Notional Restricted Stock Right. Broadly, the effect of this is that, in lieu of her above award and options, Ms Bravo can receive a cash payment of US$15m (less any value already received in respect of such award or options). Ms Bravo can exercise the Right on or after 30 June 2005. In addition, she can exercise the Right before 30 June 2005 if either her employment is terminated by Burberry Limited (US) without cause or by Ms Bravo for "good reason" or there is a Change in Control and she elects to terminate her employment. If there is a Change in Control and Ms Bravo does not elect to terminate her employment, the Right will not be affected by the Change in Control and will continue.

Michael Metcalf

Michael Metcalf is employed by Burberry Limited (UK) as Chief Operating and Financial Officer under a service agreement dated 14 August 1998. His term of appointment commenced on 1 September 1998.

Mr Metcalf has been granted an award over Ordinary Shares in the Company and options over Ordinary Shares as set out on pages 35 and 36. Mr Metcalf is entitled to membership of any long term incentive plan or share option scheme to the same extent as executives of equivalent seniority and status to Mr Metcalf. If his service contract is terminated, Mr Metcalf's rights in respect of his share awards and options will be determined by the rules of the relevant share scheme.

Burberry Limited (UK) may terminate Mr Metcalf's employment by giving not less than 12 months' written notice. Mr Metcalf may terminate his employment by giving not less than six months' written notice.

Thomas O'Neill

Thomas O'Neill is employed as President Worldwide under dual contracts. He is employed by Burberry Limited (UK) and by Burberry Limited (US) under service agreements dated 20 June 2002. Burberry may terminate the agreements with or without cause on notice.

If the service agreements are terminated by Burberry Limited (UK or US as appropriate) without cause, Mr O'Neill is entitled to all accrued but unpaid base salaries to the date of termination of the employment, unpaid bonuses and certain pre-termination obligations, which have accrued; base salaries for 12 months after the date of termination; annual bonuses for the year in which the termination occurs and pro rata bonuses for 12 months after termination provided performance targets are achieved; continuation of benefits and reasonable repatriation costs. If Mr O'Neill terminates the service agreements with good reason, the termination is deemed to be termination by Burberry Limited (UK or US as appropriate) without cause. Good reason includes an LVMH Change in Control (see below).

If a person acquires directly or indirectly 25 percent or more of the voting rights in Burberry Group plc or the right to appoint or remove the majority of the directors of Burberry Group plc, or any member of the Group transfers to another owner (other than another member of the Group) business or assets constituting 25 percent or more of the total business or assets of the Group ("Change in Control"). Under his US service agreement Mr O'Neill is entitled to a retention bonus of six times his base salary and two times his maximum annual bonus for the year in which the Change in Control occurs, which represents three times his overall annual base salary and one times his overall annual bonus. Half of the bonus is payable on the date of the Change in Control, and the second half is payable on the first anniversary of that date. If LVMH or any associated company of LVMH is the person responsible for a Change in Control and within 394 days of the Change in Control there is a termination without cause by the Company or by the executive for good reason, Mr O'Neill is entitled to base salaries and other benefits for a 24 month period at the highest salaries in effect prior to the Change in Control and in determining bonuses all performance targets will be deemed to have been attained.

If payments due to Mr O'Neill are deemed to constitute parachute payments as defined in Section 280 G(b)(2) of the US Internal Revenue Code 1986, Burberry Limited (US) will pay Mr O'Neill an additional amount equivalent to the tax on these payments.

Pursuant to his service agreements, Mr O'Neill has been granted an award and an option over Ordinary Shares in the Company as set out on pages 35 and 36. Mr O'Neill is also entitled to be granted three options under the Burberry Non-Approved Executive Share Option Scheme 2002, in 2003, 2004 and 2005. The exercise price of each option will be the market value of an Ordinary Share at the time of the grant. Each option will be over such number of Ordinary Shares as is, at the prevailing market value, equivalent to two-thirds of Mr O'Neill's base salary at the time of grant. If his service agreements are terminated, Mr O'Neill's rights in respect of his award and options will be determined by the rules of the relevant share scheme.

Non-executive directors

Guy Peyrelongue and Philip Bowman were each appointed as non-executive directors of the Company on 21 June 2002. Caroline Marland was appointed as a non-executive director of the Company on 21 January 2003. Each is paid a basic fee of £40,000 per annum. An additional fee of £7,500 per annum is paid to the chairman of the remuneration and audit committees.

John Peace, Group Chief Executive of GUS, was appointed to the Board of the Company on 7 June 2002. He is the non-executive Chairman of the Company. David Tyler, Group Finance Director of GUS, was formally appointed as a non-executive director of the Company on 7 June 2002 having been a director since late 1997. Messrs Peace and Tyler have been appointed for an initial three year term subject to six months' notice by either party. Neither John Peace nor David Tyler receives fees in respect of their appointments. Instead, in accordance with the Relationship Agreement, the Remuneration Committee has agreed that the Company will pay annual fees of £100,000 in the case of John Peace, and £40,000 in the case of David Tyler, to GUS.

As part of the shareholding policy of the Company, non-executive directors are expected to acquire £6,000 in Ordinary Shares in the Company for each year of their appointment. The Ordinary Shares must be held for three years from purchase, or, if longer, for the duration of a director's time on the Board. Messrs Peyrelongue and Bowman and Ms Marland have been appointed for an initial three-year term subject to six months' notice by either party.

Directors' Remuneration

Prior to the IPO, Burberry Group plc (formerly Burberry Group Limited) was an intermediate holding company of the GUS group and held a number of investments in GUS and Burberry Group companies. None of the previous directors of Burberry Group Limited have become executive directors of Burberry Group plc and no directors' fees were charged to the Company during the period prior to the IPO, as the amount of time spent on Burberry Group Limited matters by the appointed individuals was not significant.

The remuneration of the directors of Burberry Group plc in the period 1 April 2002 to 31 March 2003 is described below:

(a) Total remuneration

The table below summarises the total remuneration of the directors of Burberry Group plc in the period 1 April 2002 to 31 March 2003:

	Total aggregate emoluments £'000	Total contribution to defined contribution pension schemes £'000	Total amounts received under long term incentive plans £'000	Total £'000
Executive remuneration	4,150	53*	4,110	8,313
Non-executive remuneration/fees	197	–	–	197
Year ended 31 March 2003	**4,347**	**53***	**4,110**	**8,510**
Year ended 31 March 2002	3,173	43*	3,006	6,222

*These figures do not include deemed contributions under UURBS – see page 40.

The total amount received under long term incentive plans relates to the termination of plans that were in operation for Rose Marie Bravo and Michael Metcalf as described in note (e) below.

(b) Aggregate emoluments by director

Executive directors

	Salary	Allowances paid in cash	Total allowances and salary	Bonus	Deferred bonus	Benefits	Aggregate emoluments	
Rose Marie Bravo	$'000	$'000	$'000	$'000	$'000	$'000	$'000	£'000
31 March 2003	1,500	–	1,500	1,294	–	446	3,240	2,095
31 March 2002	1,500	–	1,500	1,000	–	339	2,839	1,985
Michael Metcalf	£'000	£'000	£'000	£'000	£'000	£'000		
31 March 2003	330	10	340	453	168	1		962
31 March 2002	315	4	319	225	–	16		560
Thomas O'Neill	$'000	$'000	$'000	$'000	$'000	$'000		
31 March 2003	550	166	716	649	275	49	1,689	1,093
31 March 2002	229	63	292	338	180	87	897	628
Total	£'000	£'000	£'000	£'000	£'000	£'000		
31 March 2003	**1,656**	**118**	**1,774**	**1,710**	**345**	**321**		**4,150**
31 March 2002	1,524	48	1,572	1,161	126	314		3,173

Non-executive directors

	Fees 2003 £'000	Fees 2002 £'000
John Peace*	82	–
Philip Bowman	37	–
Guy Peyrelongue	37	–
Caroline Marland	8	–
David Tyler*	33	–
Total	**197**	**–**

*The fees for John Peace (Chairman) and David Tyler are paid to GUS plc.

i) Salaries, allowances and fees
Salaries include base salary.

In addition, Thomas O'Neill is paid an overseas allowance and Michael Metcalf receives the cash equivalent of a company car.

ii) Bonuses and deferred bonuses
Thomas O'Neill was provided compensation in relation to bonus schemes in existence with his previous employers totalling $380,000 (£265,700). On 1 November 2001 $200,000 (£139,800) of this compensation was paid. A further payment was made on 1 November 2002 totalling $100,000 (£64,675). A final payment of $80,000 (£51,740) is due on 1 November 2003, subject to Thomas O'Neill remaining employed by the Group.

On completion of the IPO, Michael Metcalf and Thomas O'Neill became entitled to receive an IPO retention bonus of 100 percent of their gross base salary. Half of the bonus was paid during the year ended 31 March 2003 to Michael Metcalf (£167,500) and Thomas O'Neill ($275,000) (£177,900) and has been disclosed as part of bonus payments. The remaining amount is payable on the first anniversary of the IPO and has been disclosed within deferred bonuses.

iii) Benefits
Benefits for executive directors include a company car, fuel allowance and private medical insurance.

Rose Marie Bravo has also been provided with an expatriate package commensurate with her position as Chief Executive. This includes accommodation whilst in London and appropriate travel costs. In addition, legal expenses in relation to service agreement negotiations are paid for and certain other benefits are also provided.

Thomas O'Neill is also reimbursed for legal expenses incurred in relation to service agreement negotiations and certain other benefits are also provided.

(c) Share schemes
During the year ended 31 March 2003 the executive directors of Burberry Group plc were granted awards and options under two schemes in respect of Ordinary Shares of 0.05p each of Burberry Group plc, as follows:

The Burberry Senior Executive Restricted Share Plan ("the RSP")
On 11 July 2002 awards were made to executive directors under the RSP in respect of services provided prior to the IPO. No previous awards have been made and no further awards will be made. As the awards were made in respect of services provided prior to the IPO, no performance criteria have been attached to the awards.

Details of the market price of the Company's Ordinary Shares from the date of the IPO to 31 March 2003 are shown in the table below:

At the year end	236p
Highest price during the period	256p
Lowest price during the period	150p
Offer price at IPO	230p

The interests of the executive directors of Burberry Group plc in shares held under the RSP are as follows:

	Number of shares awarded				
	At 31 March 2002	Granted during the year and at 31 March 2003	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	–	2,500,000	nil	11/07/2005	11/07/2012
	–	1,250,000	nil	11/07/2006	11/07/2012
	–	1,250,000	nil	11/07/2007	11/07/2012
Michael Metcalf	–	145,652	nil	11/07/2005	11/07/2012
	–	72,826	nil	11/07/2006	11/07/2012
	–	72,826	nil	11/07/2007	11/07/2012
Thomas O'Neill	–	154,447	nil	11/07/2005	11/07/2012
	–	77,224	nil	11/07/2006	11/07/2012
	–	77,224	nil	11/07/2007	11/07/2012

The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")

On 11 July 2002 options were granted to executive directors under the IPO Option Scheme in respect of services provided prior to the IPO. No previous grants have been made and no further grants will be made. As the grants were made in respect of services provided prior to the IPO, no performance criteria have been attached to the grants.

These options were granted with an exercise price equal to the IPO price, 230p per share.

	Number of shares under option				
	At 31 March 2002	Granted during the year and at 31 March 2003	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	–	833,333	230p	11/07/2003	11/07/2012
	–	833,333	230p	11/07/2004	11/07/2012
	–	833,333	230p	11/07/2005	11/07/2012
Michael Metcalf	–	97,101	230p	11/07/2003	11/07/2012
	–	97,101	230p	11/07/2004	11/07/2012
	–	97,101	230p	11/07/2005	11/07/2012
Thomas O'Neill	–	102,965	230p	11/07/2003	11/07/2012
	–	102,965	230p	11/07/2004	11/07/2012
	–	102,965	230p	11/07/2005	11/07/2012

GUS share option schemes

During the year ended 31 March 2002 for all the executive directors of Burberry Group plc, and during the year ended 31 March 2001 for Michael Metcalf, the opportunity was given to participate in the GUS plc Approved and Non-Approved Executive Share Option schemes under which options in respect of GUS plc ordinary shares of 25p each were granted.

The options were granted in accordance with the scheme rule that annual option grants to any individual should not be in respect of shares with a value in excess of basic annual salary, or twice basic annual salary in exceptional circumstances.

The options may not be exercised unless, during a period of three consecutive financial years, GUS plc's adjusted earnings per share have increased by an average of at least 4 per cent per annum more than the growth in the Retail Prices Index.

The exercise price represents the average of the middle market quotations of a GUS plc share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of GUS plc ordinary shares during the period is shown in the table below:

Year ended 31 March	2003	2002
At the year end	487p	700p
Highest price during the year	700p	704p
Lowest price during the year	440p	442p

The interests of the executive directors of Burberry Group plc in GUS plc ordinary share options held under the GUS plc 1998 Approved and Non-Approved Executive Share Option schemes were as follows:

	Number of shares under option					
	At 31 March 2002	Granted during the year ended 31 March 2003	At 31 March 2003	Exercise price	Date from which exercisable	Expiry date
Rose Marie Bravo	356,747	–	356,747	612.7p	11/06/2004	11/06/2011
Michael Metcalf	73,197	–	73,197	375.7p	07/04/2003	07/04/2010
Michael Metcalf	51,411	–	51,411	612.7p	11/06/2004	11/06/2011
Thomas O'Neill	119,624	–	119,624	635.0p	17/12/2004	17/12/2011

In addition, an option was granted to a director of Burberry Group plc on 9 February 2001 under a Save As You Earn share option scheme introduced for employees in the UK by GUS plc, as shown in the table below:

	Number of shares under option					
	At 31 March 2002	Granted during the year ended 31 March 2003	At 31 March 2003	Exercise price	Date from which exercisable	Expiry date
Michael Metcalf	2,522	–	2,522	384.0p	01/05/2004	31/10/2004

The Company's Register of Directors' Interests contains full details of directors' shareholdings and options.

(d) Notional restricted stock right

On 28 May 2002 Rose Marie Bravo was granted a right that in lieu of her awards and options including those under the RSP and IPO Option Schemes described above, she can receive a cash payment of US$15m (less any value already received in respect of such awards or options). Further details of this right are set out on page 32.

(e) Long term incentive plans

Prior to the IPO and as part of her employment package, Rose Marie Bravo was provided with an incentive plan designed first to incentivise her to revitalise the Burberry brand and to improve the profitability of the Group over a period of time, and second to replace incentive plans available to her in her previous employment. The plan commenced on 1 April 1998 and was due to end on 31 March 2003. The amount receivable was dependent on the performance of the Group against pre-set profit targets over the performance period with a minimum amount of $4,000,000 payable, increasing pro rata depending on the Group's profit performance up to a maximum of $10,000,000, subject to Rose Marie Bravo remaining employed by the Group.

This plan terminated in May 2002 when a new contract was signed. A total payment of $10,000,000 has been made to Rose Marie Bravo with $4,000,000 (£2,830,000) paid and recognised as remuneration in the year ended 31 March 2002, as a result of the expected achievement of the profit targets. The remaining $6,000,000 (£4,110,000) was charged to the profit and loss account in the year ended 31 March 2002 and is considered paid and recognised as remuneration in the year ended 31 March 2003.

Michael Metcalf has participated in senior management incentive schemes. Separate schemes commenced on 1 April 1999 and 2000 in respect of the three years ended 31 March 2002 and 2003 respectively. These schemes allowed an individual to earn up to 50 percent of their annual salary as at the beginning of each scheme, with amounts receivable as a mixture of cash and GUS plc ordinary shares.

In preparation for the proposed IPO of the Company on the London Stock Exchange, both senior management incentive schemes were terminated in September 2001 and Michael Metcalf received a payment of £91,700 for the scheme commencing on 1 April 1999 and, on the basis of an election taken by Michael Metcalf at the start of the scheme, 12,860 ordinary shares in GUS plc (valued at £83,800, based on the share price at the date of termination) for the scheme commencing on 1 April 2000. These are included in Michael Metcalf's remuneration for the year ended 31 March 2002.

(f) Directors' interests

The beneficial interests of the directors in the Ordinary Shares of the Company are shown below:

Beneficial holdings	On IPO or date of appointment if later	Number of shares awarded under RSP as at 31 March 2003	Number of shares under option as at 31 March 2003	Holdings of Ordinary Shares as at 31 March 2003
Philip Bowman	–	–	–	10,870
Rose Marie Bravo	–	5,000,000	2,500,000	–
Caroline Marland	–	–	–	8,000
Michael Metcalf	–	291,304	291,304	20,000
Thomas O'Neill	–	308,895	308,895	–
John Peace	–	–	–	16,000
Guy Peyrelongue	–	–	–	6,522
David Tyler	–	–	–	16,000

There are no non-beneficial interests.

As potential beneficiaries under the Burberry Group plc ESOP Trust ("the Trust"), John Peace, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and David Tyler are deemed to be interested in the Ordinary Shares of 0.05p each in Burberry Group plc held by the Trust. The Trust held 2,334,783 such shares as at 31 March 2003.

In addition, as at 31 March 2003 Rose Marie Bravo and Michael Metcalf were each interested in one share of €15 in Burberry France SA and Michael Metcalf had an interest in one share of Swiss Fr 1,000 in Burberry (Suisse) SA, all of which were held throughout the year in order to comply with the provisions of the Articles of Association of those companies. The issued share capital of Burberry France S.A. consists of 208,560 shares and the issued share capital of Burberry (Suisse) SA consists of 500 shares.

There has been no change in the above interests prior to 12 May 2003.

The beneficial interests of the directors in the shares of GUS plc are shown below:

	Ordinary shares in GUS		Options to acquire ordinary shares in GUS under the GUS Share Option Scheme			Options to acquire ordinary shares in GUS under the GUS SAYE Share Option Scheme		
	As at 31 March 2002	As at 31 March 2003	As at 31 March 2002	Options granted during the year	As at 31 March 2003	As at 31 March 2002	Options granted during the year	As at 31 March 2003
Rose Marie Bravo	10,000	10,000	356,747	–	356,747	–	–	–
Michael Metcalf	10,245	10,245	124,608	–	124,608	2,522	–	2,522
Thomas O'Neill	–	–	119,624	–	119,624	–	–	–
John Peace	30,000	96,370	342,247	99,540	441,787	4,394	–	4,394
Philip Bowman	4,000	4,000	–	–	–	–	–	–
Guy Peyrelongue	–	–	–	–	–	–	–	–
David Tyler	20,000	52,882	281,149	58,192	339,341	4,394	–	4,394
Caroline Marland	–	–	–	–	–	–	–	–

There are no non-beneficial interests.

	Ordinary shares in GUS under the GUS Performance Share Plan			Ordinary shares in GUS under the GUS Co-Investment Plan	
	As at 31 March 2002	Shares awarded during the year	As at 31 March 2003	As at 31 March 2002	As at 31 March 2003
Rose Marie Bravo	–	–	–	–	–
Michael Metcalf	–	–	–	–	–
Thomas O'Neill	–	–	–	–	–
John Peace	195,356	99,540	294,896	–	187,900*
Philip Bowman	–	–	–	–	–
Guy Peyrelongue	–	–	–	–	–
David Tyler	97,766	58,192	155,958	–	109,608*
Caroline Marland	–	–	–	–	–

*GUS plc directors, including John Peace and David Tyler, are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. Shares so purchased on behalf of these directors, applying the bonus reported in last year's GUS Annual Report, are included in these figures. Matching shares under these arrangements are not released until the expiry of a three-year period and the right to these shares is forfeited if a director resigns from GUS before then.

John Peace, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and David Tyler are, together with other employees of the GUS group, discretionary beneficiaries under the GUS plc ESOP Trust and the GUS plc ESOP Trust (No. 3) and, as such, each director is deemed to be interested in the 2,116,442 and 2,713,826 ordinary shares in GUS held by the trustee of each trust, respectively. In addition, Rose Marie Bravo, Michael Metcalf and Thomas O'Neill are, together with other employees of the GUS group, discretionary beneficiaries under the GUS plc ESOP Trust (No. 2) and, as such, each of them is deemed to be interested in the 7,367,635 shares held by the trustee of that trust.

With the exception that the holding of the GUS plc ESOP Trust (No. 2) in GUS shares reduced to 7,364,541 on 12 May 2003, there has been no change to the above interests prior to that date.

(g) Directors' pension entitlements

US pension schemes

Pension contributions are made to a Section 401(k) scheme operated by the Group in the United States for Rose Marie Bravo. The cost of providing this was $12,500 (£8,000) in the year ended 31 March 2003 (2002: $11,000 (£8,000)).

During the year ended 31 March 2003 Thomas O'Neill became eligible to join the Section 401(k) scheme operated by the Group in the United States. The cost of providing this scheme was $12,500 (£8,000) in the year ended 31 March 2003 (2002: nil).

GUS group pension schemes

Michael Metcalf is a "Class F" member of the GUS Pension Scheme, a defined benefit scheme which entitles him to up to two-thirds of his final salary, on retirement at age 65, subject to Inland Revenue limits. Members are entitled to convert part of their pension into a lump sum cash payment, receive life assurance cover of four times salary during employment and receive pensions payable in the event of illness and pensions payable to dependants upon death. Bonuses are not pensionable.

Set out below are details of the pension benefits earned by Michael Metcalf under the GUS Pension Scheme during the period 1 April 2002 to 31 March 2003:

	Gross increase in accrued pension £'000	Increase in accrued pension net of inflation £'000	Total accrued pension at 31 March 2003 £'000	Transfer value of increase in accrued pension over period £'000	Transfer value of accrued pension at 31 March 2002 £'000	Total change in transfer value during the period £'000	Transfer value of accrued pension at 31 March 2003 £'000
Michael Metcalf	3	3	15	19	91	(3)	88

These figures exclude any contribution paid to the FURBS or benefits due from the FURBS in lieu of pension benefits on pay in excess of the earnings cap. Voluntary contributions paid by the director and resulting benefits are not shown.

Funded and Unfunded Unapproved Retirement Benefits Schemes

The executive directors of Burberry Group plc are affected by pensions caps imposed by the Inland Revenue (for Michael Metcalf) and by the Internal Revenue Service (for Rose Marie Bravo and Thomas O'Neill). Arrangements have therefore been made to provide pension benefits in excess of these caps, as set out below.

Funded Unapproved Retirement Benefits Scheme ("FURBS")

A FURBS was set up during the year ended 31 March 2000 for Michael Metcalf. The cost of providing this additional pension arrangement is set out below:

	Year ended 31 March 2003 £'000	Year ended 31 March 2002 £'000
Michael Metcalf	37	35

Unfunded Unapproved Retirement Benefit Schemes ("UURBS")

In the year ended 31 March 2002 it was agreed to set up UURBS for Rose Marie Bravo and Thomas O'Neill. The additional amount reserved by the Group is based on 30 percent and 20 percent of their respective base salaries together with the growth rate of the fund selected by the individuals.

Set out below are details of the pension benefits earned by Rose Marie Bravo and Thomas O'Neill during the period 1 April 2002 to 31 March 2003.

	Accrued benefit					Transfer value of accrued benefit		
	At 31 March 2002 $'000	Gross increase $'000	Increase net of inflation $'000	At 31 March 2003 $'000	Transfer value of increase in accrued benefit $'000	At 31 March 2002 $'000	Change during the period $'000	At 31 March 2003 $'000
Rose Marie Bravo	225	480	459	705	474	225	480	705
Thomas O'Neill	47	115	110	162	115	47	115	162
Total	**272**	**595**	**569**	**867**	**589**	**272**	**595**	**867**
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Total	**176**	**385**	**368**	**561**	**381**	**176**	**385**	**561**

Audit Statement

In their audit opinion on page 45 PricewaterhouseCoopers LLP refer to their audit of the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985. These comprise the following disclosures in this remuneration report:

- The disclosures under the headings "Total remuneration" and "Aggregate emoluments by director" on pages 34 and 35;
- The disclosures under the heading "Bonuses and deferred bonuses" on page 35;
- The disclosures under the headings "Share schemes"; "Notional restricted stock right" and "Long term incentive plans" on pages 35 to 37;
- The disclosures under the heading "Directors' pension entitlements" on pages 39 and 40.

Approved by the Board and signed on its behalf by:

Michael Mahony
General Counsel and Secretary

21 May 2003

Corporate social responsibility

The increasing importance of corporate social responsibility ("CSR") signals a change in the attitude that a company is responsible only to its shareholders. Burberry recognises that shareholders fund the business and that long term profitability depends on looking after the Group's assets and name.

However, Burberry fully endorses the view that companies should act as good "corporate citizens" and that it is in the shareholders' interests to do so. The Group is committed to being a good corporate citizen wherever it trades as a desirable objective in its own right but also to protect and enhance its business interests and reputation.

Burberry has a formal CSR policy so that its stakeholders – shareholders, customers, employees, trading partners and other interested parties – know the way in which Burberry's business is to be undertaken. The policy addresses its different stakeholders whilst recognising that the interests of all stakeholders are fundamentally dependent on Burberry's success and profitability. The CSR policy was approved by the Board in September 2002 at its first scheduled meeting after the IPO. Extracts from the CSR policy are reproduced in the relevant sections below.

In addition to its shareholders, Burberry has identified the following as key stakeholders: employees, customers, business partners and suppliers, the community and the impact of the business's activity on the environment.

1 Employees

Policy statement: "We do not discriminate on grounds of race, religion, age or gender. We reward and develop according to performance and skills within the context of business needs."

We are committed to developing practices and procedures that ensure our standards of care to customers, employees and suppliers, and the systems we operate are of the highest quality.

We believe that the workplace should be safe and civilised; we will not tolerate sexual or racial harassment or offensive behaviour of any kind.

Equal opportunities

The aim of the Group's Equal Opportunities Policy is to ensure that the most capable job applicants are recruited and the most competent employees in the Group progress. All decisions about individuals' employment are based solely on an objective assessment of their suitability for the job. All employees will receive fair and equal treatment irrespective of sex, race, ethnic origin, nationality, marital status, age, religion, disability or sexual orientation. In the situation where an employee becomes disabled, the Group will endeavour to assist the employee by adapting the job or by offering a transfer to another position if appropriate.

Code of Business Principles

The Group has a Code of Business Principles. This Code covers such matters as confidentiality, conflict of interest, relationships with business partners and political donations. All employees are expected to comply with this Code and senior employees may be required to sign an annual certificate of compliance.

2 Customers

Policy statement: "We aim to win and keep customers through the quality of our product and service. We do not bribe to obtain or keep business. We only pay bona fide commission. We respect our customers' requirements and keep their secrets."

We serve both retail customers (consumers) and wholesale customers, and we see the meeting of their needs as a key part of our corporate responsibility. We are committed to high standards in products and service commensurate with the status of Burberry as an international luxury goods business.

Levels of customer support are monitored and reviewed in a number of ways including the use of "mystery shoppers" in certain retail premises and periodic surveys among wholesale customers. The most recent wholesale customer survey was conducted in November 2002, with 85 of our key international wholesale customers rating our service performance on quality, communication and delivery.

We operate a customer service team in the UK and the USA to handle queries from customers in receipt of any Burberry product, whether purchased directly from the Group or not. This team continually monitors customers' views on our performance.

3 Business partners and suppliers

Policy statement: "We treat our business partners according to our contractual agreements and pay when due. We do not accept any gift or entertainment, which might – or might be seen to – put us under any obligation to the giver."

We have many important relationships with business partners including licensees and suppliers. We expect and demand high standards from all these business partners. We expect all of our business partners to sign up to our principles and standards of conduct, and a significant amount of work has been undertaken during the year with the support of external consultants on developing assurance processes.

We have placed a particular focus upon our supply chain. We currently have:

- approximately 350 suppliers for our international product range and Burberry Spain has approximately 300 suppliers for its range;
- 33 licensees employing several hundred sub-contractors.

A Burberry Supplier Code of Conduct has been developed and distributed to all suppliers of finished goods for our international product range, with all being required to comply. All licensees are generally obliged to act in accordance with good environmental and ethical standards.

The finished goods supply base and licensee network has been evaluated in the year to 31 March 2003 in conjunction with third party consultants, with the aim of identifying those products and countries posing the greatest environmental and social concerns.

The licensee network has a wider global spread and extensive use of sub-contractors. Where our licensees represent other brand owners, we are co-operating where possible with those brand owners to share information on standards in these licensees.

During the year, a pilot audit was carried out at 24 manufacturing sites of suppliers, major licensees and their sub-contractors with the aim of identifying and subsequently managing issues around social, ethical and environmental standards. The purpose of this exercise was to assess these manufacturers against our code of conduct. The factories chosen to participate in the pilot audits were audited by reference to the Burberry Supplier Code of Conduct. Any issues of non-compliance have been raised with the relevant supplier or licensee and a plan is now being put in place for a detailed response and suggested action plan for Burberry approval. The audit programme is continuing in the year ending 31 March 2004.

4 Community

Policy statement: "We act in a manner consistent with our objective of being a good corporate citizen".

Burberry aims to be a good corporate citizen by supporting the community at large, through the direct donation of funds for charitable causes and involvement with educational establishments connected with the Company's activities.

Our programme of activity is diverse. During the past year, Burberry has facilitated charitable giving through a variety of activities, both in the UK and overseas. For example, monetary donations were given to many charities supporting a wide range of initiatives in the UK, including breast cancer research and children's welfare. In the USA, gifts for charitable auctions and promotional activities were donated to several organisations, including Lighthouse International, a charity which supports the visually impaired, and the Wildlife Conservation Society.

Donations have also provided support to educational establishments with direct involvement in fashion related studies, including The Fashion Institute of Design and Merchandising in Los Angeles and The Royal College of Art in London.

The principal objective for this area in the next twelve months is to continue to maintain a high level of charitable support, whilst further developing our policy in line with our core business values and strengths.

5 Environment

Policy statement: "We respect the environment and the local communities within which we do business."

Burberry's environmental performance is maintained by a committee of individuals with responsibility for operations, maintenance, energy and similar issues in the UK. The committee, with the support of external advisers, meets several times a year to review performance, and agree and implement improvement actions. The committee is extending its activity to include all overseas operations during 2003/04.

Burberry has set targets for reductions in energy consumption per pound of turnover. These are pursued through energy efficiency activities at current sites and planning briefs for new building to include, wherever possible, cost effective ways of improving energy usage. The table below demonstrates that UK electricity consumption fell last year in absolute terms by 1% and UK gas and oil use by 12%. When expressed as an energy efficiency (per £1,000 of turnover) energy use has fallen by 22%, largely a feature of the strong growth in our retail business which is much less energy-intensive. In the coming year we plan to commence the process of consolidating our supplies of electricity.

We have also set targets to reduce the use of non-essential (transit) packaging in the UK. The table below demonstrates that transit packaging increased during the year just ahead of our sales growth and we missed our saving target. We are continually looking at ways to improve the usage of packaging in our warehouses by structural changes to the way we process work through the business and we will take specific actions next year to improve efficiency.

In the past 12 months we have simplified and consolidated our arrangements for waste management, moving to a single contractor for all major sites in the UK. Another key objective for next year is to substantially improve awareness throughout the business on environmental issues.

	2002/03 performance*	2001/02 performance*
Energy		
Electricity	13.5 MkWh = 22.7 kWh/£1,000	13.6 MkWh = 27.3 kWh/£1,000
Gas and oil	16.7 MkWh = 28.1 kWh/£1,000	18.9 MkWh = 37.8 kWh/£1,000
Water use	22,100 m^3 = 0.04 m^3/£1,000	20,200 m^3 = 0.04 m^3/£1,000
Total packaging	718 tonnes = 1.21 kg/£1,000	635 tonnes = 1.27 kg/£1,000
Transit packaging	538 tonnes = 0.91 kg/£1,000	438 tonnes = 0.88 kg/£1,000

*All UK operations.

Management arrangements

Michael Mahony, as company secretary, has overall responsibility for CSR matters. This illustrates both the increasing importance placed on the subject by shareholders, and the increasing perception that it is linked to sound corporate governance.

He is responsible for ensuring that the Board is aware of the relevant CSR issues facing the Group and, together with the support of a CSR Committee, ensures that systems are in place to identify and manage risks within this arena.

Burberry is currently implementing processes to extend its policy in accordance with the ABI's disclosure guidelines on social responsibility, to the extent relevant to the Group's business.

Risks and opportunities

Burberry seeks to derive business benefits from its programme in CSR, whilst at the same time meeting CSR objectives. In many cases these work hand in hand, for example:

- savings in energy efficiency have realised financial benefits whilst reducing our emissions of greenhouse gases;
- involving employees closely in the Group through share ownership and consultation provides benefits to the individual whilst strengthening the individual's commitment to Burberry;
- detailed work within the supply chain improves the quality of our relationships with suppliers which can make a significant difference to their employees whilst supporting our reputation as a responsible company.

Statement of directors' responsibilities

The following statement, which should be read in conjunction with the Report of the auditors set out on page 45, is made with a view to explaining to shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

The directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company and the Group for the financial year.

The directors consider that in preparing the financial statements, appropriate accounting policies have been consistently applied, supported by prudent judgements and estimates, and that all applicable accounting standards have been followed.

The directors are satisfied that the Group has adequate resources to meet its operational needs for the foreseeable future and, accordingly, they continue to adopt the going concern basis in preparing the financial statements.

The directors are responsible for ensuring that accounting records are kept which disclose, with reasonable accuracy, the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website (www.burberry.com) which contains information on the Group's activities and published financial results. The work carried out by the auditors does not involve consideration of the maintenance and integrity of the website and accordingly the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented in the website. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report of the auditors

Independent auditors' report to the members of Burberry Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the note of historical cost profits and losses, the reconciliation of movement in Shareholders' Funds/GUS investment in Burberry Group and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Report on directors' remuneration and related matters ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the Report on directors' remuneration and related matters.

Our responsibility is to audit the financial statements and the auditable part of the Report on directors' remuneration and related matters in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Report on directors' remuneration and related matters have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the Report on directors' remuneration and related matters, the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Reviews, the corporate governance statement and the corporate social responsibility statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Report on directors' remuneration and related matters. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Report on directors' remuneration and related matters are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and of the result and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Report on directors' remuneration and related matters required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

21 May 2003

Group profit and loss account

	Note	Year ended 31 March 2003 Before goodwill amortisation, exceptional items and pre-flotation dividend £m	Goodwill amortisation, exceptional items and pre-flotation dividend £m	Total £m	Year ended 31 March 2002 Total £m
Turnover					
Continuing operations		575.4	–	575.4	499.2
Acquisition during the year	28	18.2	–	18.2	–
Total turnover from continuing operations	3	**593.6**	**–**	**593.6**	**499.2**
Cost of sales		(261.3)	–	(261.3)	(248.1)
Gross profit		**332.3**	**–**	**332.3**	**251.1**
Net operating expenses:	4, 6				
– distribution, administration and other income		(215.6)	(22.0)	(237.6)	(160.8)
– goodwill amortisation	5	–	(6.4)	(6.4)	(4.9)
Net operating expenses		(215.6)	(28.4)	(244.0)	(165.7)
Continuing operations		113.1	(27.3)	85.8	85.4
Acquisition during the year	28	3.6	(1.1)	2.5	–
Total operating profit		**116.7**	**(28.4)**	**88.3**	**85.4**
Interest and similar income	8	1.8	–	1.8	5.0
Interest expense	9	(2.7)	–	(2.7)	(5.5)
Foreign currency loss on loans with GUS group (pre-flotation)	9	(2.3)	–	(2.3)	(0.1)
Interest expense and similar charges		(5.0)	–	(5.0)	(5.6)
Profit on ordinary activities before taxation	3, 5	**113.5**	**(28.4)**	**85.1**	**84.8**
Tax on profit on ordinary activities	10	(39.4)	6.5	(32.9)	(28.3)
Profit on ordinary activities after taxation		**74.1**	**(21.9)**	**52.2**	**56.5**
Equity dividend – to GUS group (pre-flotation)	12	–	(219.0)	(219.0)	–
Equity dividend – interim paid	12	(5.0)	–	(5.0)	–
Equity dividend – final proposed	12	(10.0)	–	(10.0)	–
Retained profit/(loss) for the year	24	**59.1**	**(240.9)**	**(181.8)**	**56.5**

Pence per share	Note				
Earnings					
– basic	13	14.9p	(4.4p)	10.5p	11.3p
– diluted	13	14.6p	(4.3p)	10.3p	11.1p
Earnings before goodwill amortisation and exceptional items					
– basic	13	14.9p			12.3p
– diluted	13	14.6p			12.1p

Statement of total recognised gains and losses

	Note	Year ended 31 March 2003 £m	2002 £m
Retained (loss)/profit for the year	24	(181.8)	56.5
Currency translation differences		1.1	(1.3)
Tax impact of currency translation differences		(0.4)	–
Net impact of currency translation differences	24	0.7	(1.3)
Total recognised gains and losses for the year		**(181.1)**	**55.2**

Note of historical cost profits and losses

	Year ended 31 March 2003 £m	2002 £m
Reported profit on ordinary activities before taxation	85.1	84.8
Realisation of property revaluation gain of previous years	–	0.2
Difference between actual and historical cost depreciation charge	0.2	0.5
Historical cost profit on ordinary activities before taxation	85.3	85.5
Tax on profit on ordinary activities	(32.9)	(28.3)
Dividend – to GUS group (pre-flotation)	(219.0)	–
Dividend – interim paid	(5.0)	–
Dividend – final proposed	(10.0)	–
Historical cost retained (loss)/profit for the year after taxation and dividends	**(181.6)**	**57.2**

Reconciliation of movement in Shareholders' Funds/ GUS investment in Burberry Group

	Year ended 31 March			
	2003 £m	2003 (pro forma)* £m	2002 £m	2002 (pro forma)* £m
Profit on ordinary activities after taxation	52.2	52.2	56.5	56.5
Dividend – to GUS group (pre-flotation)	(219.0)	(219.0)	–	–
Dividend – interim paid	(5.0)	(5.0)	–	–
Dividend – final proposed	(10.0)	(10.0)	–	–
Retained (loss)/profit for the year	(181.8)	(181.8)	56.5	56.5
Currency translation differences	0.7	10.0	(1.3)	(1.3)
Pre-flotation				
Issue of preference share capital	0.8	0.8	–	–
Issue of ordinary share capital	486.7	486.7	–	–
Deemed Distribution arising on reorganisation	(704.1)	(704.1)	–	–
Capital reserve arising on reorganisation	6.6	6.6	–	–
Movement of GUS group balances	–	433.3	–	(12.5)
On and post-flotation				
Issue of ordinary share capital	250.5	250.5	–	–
Repayment of GUS group balances	–	(250.5)	–	–
Waiver of GUS group balances	37.6	37.6	–	–
Capital reserve arising on Restricted Share Plan	18.5	18.5	–	–
Net addition to Shareholders' Funds/GUS investment in Burberry Group	(84.5)	107.6	55.2	42.7
Opening Shareholders' Funds/GUS investment in Burberry Group	474.5	282.4	419.3	239.7
Closing Shareholders' Funds/GUS investment in Burberry Group	**390.0**	**390.0**	**474.5**	**282.4**

*See note 1 – Basis of preparation.

Balance sheets

		Group			Company	
		At 31 March			At 31 March	
	Note	2003 £m	2002 £m	2002 (pro forma)* £m	2003 £m	2002 £m
Fixed assets						
Intangible assets	14	123.7	95.8	95.8	–	–
Tangible fixed assets	15	161.4	124.4	124.4	–	–
Investments	16	3.4	0.1	0.1	971.3	169.5
		288.5	**220.3**	**220.3**	**971.3**	**169.5**
Current assets						
Stock	17	83.8	82.3	82.3	–	–
Debtors	18	122.0	406.5	99.4	169.2	243.3
Cash and short term deposits	19	86.6	30.2	30.2	–	–
		292.4	**519.0**	**211.9**	**169.2**	**243.3**
Creditors – amounts falling due within one year	20	(151.1)	(240.9)	(125.9)	(62.8)	(3.8)
Net current assets		**141.3**	**278.1**	**86.0**	**106.4**	**239.5**
Total assets less current liabilities		429.8	498.4	306.3	1,077.7	409.0
Creditors – amounts falling due after more than one year	21	(35.2)	(23.1)	(23.1)	(98.6)	–
Provisions for liabilities and charges	22	(4.6)	(0.8)	(0.8)	–	–
Net assets		**390.0**	**474.5**	**282.4**	**979.1**	**409.0**
Capital and reserves						
Called up share capital	23	1.1	–	–	1.1	–
Share premium account	24	122.2	89.4	–	122.2	89.4
Revaluation reserve	24	25.2	25.5	–	–	–
Capital reserve	24	47.1	23.3	–	–	–
Other reserve	24	704.1	–	–	704.1	–
Profit and loss account	24	(509.7)	336.3	–	151.7	319.6
Equity Shareholders' Funds		389.2	474.5	–	978.3	409.0
Non-Equity Shareholders' Funds	23	0.8	–	–	0.8	–
Total Shareholders' Funds		**390.0**	**474.5**	**–**	**979.1**	**409.0**
GUS investment in Burberry Group		**–**	**–**	**282.4**	**–**	**–**

*See note 1 – Basis of preparation.

Approved by the Board on 21 May 2003 and signed on its behalf by:

John Peace
Chairman

Michael Metcalf
Chief Operating and Financial Officer

Group cash flow statement

	Note	Year ended 31 March 2003 £m	2002 £m
Operating activities			
Operating profit after goodwill amortisation and exceptional items		88.3	85.4
Exceptional items		22.0	–
Goodwill amortisation		6.4	4.9
Operating profit before goodwill amortisation and exceptional items		116.7	90.3
Depreciation, impairment and trademark amortisation charges		19.0	14.0
Loss on disposal of fixed assets and similar non-cash charges		1.5	0.2
Decrease/(increase) in stocks		5.2	(7.0)
Increase in debtors		(2.4)	(5.2)
Increase/(decrease) in creditors		25.0	(2.2)
Net cash inflow from operating activities		165.0	90.1
Returns on investments and servicing of finance			
Interest received		0.8	0.5
Interest paid		(1.4)	(0.9)
Dividend received from investment		0.1	–
Net cash outflow from returns on investments and servicing of finance		(0.5)	(0.4)
Taxation paid		(30.6)	(17.6)
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets		(55.7)	(39.4)
Sale of tangible fixed assets		0.2	0.5
Purchase of own shares (excluding shares issued to ESOT)		(4.5)	–
Net cash outflow from capital expenditure and financial investment		(60.0)	(38.9)
Acquisitions			
Deferred consideration for purchase of businesses		(2.5)	–
Purchase of businesses in year	28	(24.3)	(4.5)
Net cash outflow from acquisitions		(26.8)	(4.5)
Net cash inflow before dividends, IPO related and financing activities		**47.1**	**28.7**
Dividends			
Equity dividends paid (including £219m to GUS group pre-flotation)		(224.0)	–
Deemed Distribution arising on reorganisation (net of capital reserve)		(697.5)	–
Net cash (outflow)/inflow before management of liquid resources and financing		**(874.4)**	**28.7**
Management of liquid resources			
Increase in short term deposits with banks	25	(47.3)	(2.4)
Financing			
Issue of ordinary share capital on flotation (net of shares issued to ESOT)		249.5	–
Issue of Ordinary Shares to GUS group (pre-flotation)		486.7	–
Issue of preference shares to GUS group (pre-flotation)	23	0.8	–
Decrease in external borrowings	25	(7.9)	(2.6)
Funds received/(paid) on GUS group balances (pre-flotation)		446.1	(12.7)
Settlement of GUS group balances (on flotation)		(250.5)	–
Decrease/(increase) in net balances due from GUS group	25	195.6	(12.7)
Net cash inflow/(outflow) from financing		924.7	(15.3)
Increase in cash during the year	25	**3.0**	**11.0**

Notes to the financial statements

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise the Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly. Prior to the completion of the initial public offering in July 2002, ownership of these companies was transferred to Burberry Group plc (formerly Burberry Group Limited), which was incorporated on 30 October 1997 in England and Wales.

This annual report comprises the audited results for the 12 months ended 31 March 2003 and 2002. The pro forma financial information for the 12 months ended 31 March 2002 has been extracted from the Listing Particulars of the Company, dated 12 July 2002, and has only been presented where it differs from statutory financial information. The principal reason for the difference arising is due to the reclassification of certain balances for statutory reporting purposes which were previously reported as part of the GUS investment in Burberry Group in the Listing Particulars. The pro forma reconciliation of movement in Shareholders' Funds for the year ended 31 March 2003 has been presented to reconcile the GUS investment in Burberry Group as at 31 March 2002 (as presented in the Listing Particulars of the Company) to the Shareholders' Funds as at 31 March 2003.

The financial information has been prepared by consolidating *(or combining – pro forma information only)* the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the years ended 31 March 2003 and 2002. As at 31 March 2002, the individual financial returns were prepared for GUS group consolidation purposes and have been adjusted for relevant items previously recorded only at a GUS plc level. Prior to flotation Burberry Group was reorganised, as described below, and a legal statutory group was formed. As a consequence a statutory consolidation has been prepared for the 12 months ended 31 March 2003 with comparative information presented for the year to 31 March 2002.

Up until flotation Burberry Group was a member of the GUS group, and relied on other GUS group companies to provide administration, management and other services including, but not limited to, rental of premises, management information systems, accounting and financial reporting, treasury, taxation, cash management, insurance and insurance management, human resources, employee benefit administration, payroll, professional, logistics and distribution services. Burberry Group has been charged costs, recorded in the profit and loss account, by other GUS group companies for some of these services. Although these charges are intended broadly to reflect the costs that would apply on an arm's length basis, it is possible that the terms of the relevant transactions would have been different if the transacting partners had not been connected with Burberry Group. On flotation these arrangements were formalised; the cost impact on Burberry Group of these formalised arrangements is not material.

The tax charge for the year ended 31 March 2002 was determined based on the tax charges recorded by Burberry Group companies in their local statutory accounts as well as certain adjustments made for GUS group consolidation purposes. The tax charges recorded in the profit and loss account up to 31 March 2002 have been affected by the taxation arrangements within the GUS group, and are not necessarily representative of the tax charges that would have been reported had Burberry Group been an independent group. The tax charges recorded in the year ended 31 March 2003 reflect the impact of the reorganisation, which occurred prior to flotation, as described below.

Interest income and expense, as well as the foreign currency loss on loans with GUS (prior to flotation) recorded in the profit and loss account for both periods, have been affected by the financing arrangements within GUS group prior to flotation, and are not necessarily representative of the amounts that would have been reported had Burberry Group been independent. The rate of interest applying to funding accounts within GUS group prior to flotation was determined by GUS plc. Since flotation, funding arrangements and interest rate risk have been managed by Burberry Group.

Prior to flotation, as shown in the pro forma information, the net assets of Burberry Group are represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group have been reflected as movements in "GUS investment in Burberry Group".

Prior to flotation the GUS investment in Burberry Group comprised:

(a) assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities have been transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;
(b) loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and
(c) share capital and reserves of Burberry Group companies.

In the cash flow statements up to 31 March 2002, the movements in those balances in (a) and (b) above represent the cash transactions undertaken by other GUS group companies on behalf of Burberry Group. The balances in (a) and (b) above are referred to as "GUS group balances" in the "Reconciliation of movement in Shareholders' Funds/GUS investment in Burberry Group", the "Group cash flow statement", the "Reconciliation of net cash flow to movement in net funds", the "Analysis of net funds" and in the "Analysis of movement in net funds".

1 Basis of preparation continued

Burberry Group reorganisation

Immediately prior to the flotation on the London Stock Exchange, a reorganisation of Burberry Group took place resulting in the Company owning, directly or indirectly, all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in accordance with Financial Reporting Standard 5, "Reporting the substance of transactions", and were thus consolidated as if their legal ownership rested with Burberry Group.

The reorganisation involved the acquisition by Burberry Group of the legal ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of the Burberry Group post-flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of ordinary share capital to GUS group (£486.7m), by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange (£250.5m) and by the waiver of the remaining debt (£37.6m) by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would recognise the Premium as goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of Burberry Group ("the Deemed Distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed Distribution, a net deficit arises on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's Ordinary Shares to trading by the London Stock Exchange.

This other reserve will be classified as distributable once all the Company's creditors in existence on 17 July 2002 (the date of approval of the capital reduction) have been settled in full. A capital reserve of £6.6m was also created as part of the reorganisation.

Acquisitions

The results of undertakings acquired are included in the financial information from the effective date of acquisition. On the acquisition of a company or business, all of its assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. All changes to those assets and liabilities and the resulting gains and losses after the date of acquisition are dealt with in the profit and loss account.

2 Accounting policies

The consolidated financial information has been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with applicable accounting standards in the UK.

The principal accounting policies are:

(a) Turnover

Turnover, which is stated excluding VAT and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, with provisions made for expected returns and allowances as necessary. Retail sales, returns and allowances are reflected at the dates of transactions with consumers. Royalty receivable from licensees is accrued as earned on the basis of the terms of the relevant royalty agreement which, in the case of Japanese licences, is on the basis of production volumes.

2 **Accounting policies** continued

(b) Intangible fixed assets

Goodwill
For acquisitions of companies or businesses made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves in Burberry Group is included in the profit or loss on disposal.

Goodwill on acquisitions after 1 April 1998 is capitalised and amortised by equal annual instalments over its estimated useful economic life, not exceeding 20 years, taking into account the nature of the business acquired and other competitive considerations. The useful economic life of goodwill arising is determined on a case by case basis.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property
The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically 10 years. The useful economic life of trademarks and other intellectual property is determined on a case by case basis, typically in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

(c) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or revalued amount where relevant, less depreciation.

Depreciation
Depreciation of tangible fixed assets is calculated to write off the cost or revalued amount, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds – less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 – 8 years
Retail fixtures and fittings	2 – 5 years
Office equipment	5 years
Computer software and equipment	3 – 5 years

Lease premiums
Amounts paid to acquire the rights to a lease ("Lease Premiums") are written off in equal annual instalments over the life of the lease or to the next rental review.

Valuations
Burberry Group has adopted a policy of not revaluing properties as permitted under Financial Reporting Standard 15 "Tangible Fixed Assets". Previously revalued properties are included at their valuation at 31 March 1996 less depreciation.

Some of Burberry Group's properties were professionally valued at 31 March 1996 on the basis of their open market value for existing use by Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors. Freehold properties are included at this 1996 valuation or cost. Leasehold properties are carried at original cost and are amortised over the remainder of the lease term on a straight line basis.

Impairment
Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of a fixed asset is not fully recoverable.

Profit/loss on disposal of fixed assets
Profits and losses on disposal of tangible fixed assets represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

2 **Accounting policies** continued

(d) Investments in group companies

Investments held by the Company are carried at cost less amounts written off in respect of impairment. When investments are fully or partially hedged by means of foreign currency borrowings, the hedged proportion of those investments is retranslated at the relevant exchange rate and the resulting exchange difference taken to reserves along with the matching exchange difference on the foreign currency borrowings.

(e) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

(f) Deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. Deferred tax would be provided where remittance is anticipated and is expected to result in a charge to taxation.

(g) Pension costs

The pension costs in the consolidated financial statements are determined in accordance with Statement of Standard Accounting Practice 24 ("SSAP 24") which is to be replaced by a new Standard, Financial Reporting Standard 17 ("FRS 17"). The transitional disclosure requirements required by FRS 17 are set out in note 33.

GUS defined benefit scheme
Eligible employees of Burberry Group participate in a number of GUS defined benefit schemes throughout the world; the most important defined benefit schemes are in the UK. The assets covering these arrangements are held in independently administered funds.

The cost of providing defined pension benefits to participating Burberry employees is charged to the profit and loss account of Burberry Group over the anticipated period of employment, in accordance with recommendations made by independent qualified actuaries.

Defined contribution scheme
Burberry Group eligible employees also participate in GUS group defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the profit and loss account of Burberry Group and comprises the amount of contributions payable to the schemes in respect of the year.

(h) Share schemes

Incentive plans
The cost of shares acquired by the Burberry Group Employee Share Ownership Trusts ("ESOTs") or the fair market value of the shares at the date of the grant, less any consideration receivable from the participating Burberry employee, is charged to the profit and loss account. Where awards are contingent upon future events (other than continued employment), an assessment of the likelihood of these conditions being achieved will be made at the end of each reporting period and an appropriate accrual made over the period to which the participating Burberry employee's performance relates. Where awards are not contingent upon future events a full accrual is made immediately in the profit and loss account.

Save As You Earn scheme
GUS plc operates a Save As You Earn scheme (in which certain UK employees of Burberry Group participate) that allows for the grant of GUS plc ordinary shares at a discount to the market price at the date of the grant. Burberry Group has made use of the exemption under UITF Abstract 17 not to recognise any compensation charge in respect of this scheme.

2 Accounting policies continued

(i) Foreign currency translation

Translation of the results of overseas businesses
The results of overseas subsidiaries are translated at the average exchange rate for the year. The assets and liabilities of such undertakings are translated at year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken to reserves and are reported in the statement of total recognised gains and losses.

Transactions in foreign currencies
Transactions denominated in foreign currencies are translated into Sterling at the exchange rate ruling at the date of the transaction or at the forward contract rate where hedged. Monetary assets and liabilities denominated in foreign currencies which are held at year end are translated into Sterling at the exchange rate ruling at the balance sheet date or at the forward contract rate where specifically hedged. Exchange differences on monetary items are taken to the profit and loss account except where they relate to loans hedging investments in overseas subsidiaries of Burberry Group, in which case such differences (including attributable taxation) are taken directly to reserves and limited to the foreign currency movement on the underlying investment.

(j) Financial instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge certain future royalty receivables and product purchases. Gains and losses on such forward currency contracts are recognised in the profit and loss account at the same date as the underlying transaction.

Prior to flotation the financial instruments used by Burberry Group were managed by GUS group, with the principal instruments being forward currency contracts and loans to or from GUS group companies. The rate at which intercompany interest was payable or receivable (if any) on these balances was determined by GUS plc.

Since flotation the financial instruments used and managed by Burberry Group consist primarily of cash and forward currency contracts used to hedge currency exposures on trading transactions.

Burberry Group has taken advantage of the exemption available under Financial Reporting Standard 13 "Derivatives and Financial Instruments", in respect of short term debtors and creditors, and details in respect of these balances are excluded from the required disclosures, other than within the currency risk disclosure.

(k) Operating leases

Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

(l) Related party transactions

Financial Reporting Standard 8, "Related Party Disclosures" ("FRS 8"), requires the disclosure of the details of material transactions between the reporting entity and related parties. Burberry Group has taken advantage of an exemption under FRS 8 not to disclose transactions between Burberry Group companies which eliminate on consolidation.

3 Segmental analysis

(i) Geographical analysis – analysis by origin

(a) Turnover – analysis by origin

	Year ended 31 March	
	2003 £m	2002 £m
Europe	429.9	396.3
Less: European inter-segment turnover to other regions	(57.5)	(20.8)
	372.4	375.5
North America	133.8	104.0
Asia Pacific	88.1	19.9
Less: Asia Pacific inter-segment turnover to Europe	(0.7)	(0.2)
	87.4	19.7
Total turnover	**593.6**	**499.2**

The acquisition of the business in Korea on 1 July 2002 increased turnover in the Asia Pacific region by £28.3m (after excluding £9.6m for turnover arising within Asia Pacific) in the year ended 31 March 2003 and reduced net European turnover by £10.1m.

(b) Profit before taxation – analysis by origin

	Year ended 31 March	
	2003 £m	2002 £m
Europe	92.6	81.6
North America	8.4	5.1
Asia Pacific	15.7	3.6
	116.7	**90.3**
Net interest expense	(0.9)	(0.5)
Foreign currency loss on loans with GUS group (pre-flotation)	(2.3)	(0.1)
Profit before goodwill amortisation, exceptional items and taxation	**113.5**	**89.7**
Goodwill amortisation – Europe	(5.1)	(4.8)
– Asia Pacific	(1.3)	(0.1)
Exceptional items – Europe	(20.3)	–
– North America	(1.6)	–
– Asia Pacific	(0.1)	–
Profit before taxation	**85.1**	**84.8**

The results above are stated after the reallocation of certain costs.

The acquisition of the business in Korea on 1 July 2002 increased profit before interest, goodwill amortisation, exceptional items and taxation in the Asia Pacific region (and in the Wholesale and Retail business) by £3.6m in the year ended 31 March 2003, before the reallocation of certain costs.

3 **Segmental analysis** continued

(i) Geographical analysis – analysis by origin continued

(c) Net assets – analysis by origin

	At 31 March		
	2003 £m	2002 £m	2002 (pro forma) £m
Europe	129.1	115.2	115.2
North America	93.4	91.1	91.1
Asia Pacific	3.1	2.9	2.9
Net operating assets	**225.6**	**209.2**	**209.2**
Goodwill – Europe	94.2	88.1	88.1
– Asia Pacific	28.6	6.8	6.8
Deferred consideration for acquisitions – Europe	(19.2)	(17.5)	(17.5)
– Asia Pacific	(12.5)	(5.0)	(5.0)
Cash at bank, short term deposits, less bank overdrafts and borrowings	79.6	21.3	21.3
Investment in own shares	3.3	–	–
Net funding balances with GUS group companies	–	192.1	–
Taxation (including deferred taxation)	0.4	(20.5)	(20.5)
Dividends payable – GUS group companies	(7.8)	–	–
Dividends payable – other shareholders	(2.2)	–	–
Net assets	**390.0**	**474.5**	**282.4**

The acquisition of the business in Korea on 1 July 2002 increased net operating assets in the Asia Pacific region (and in the Wholesale and Retail business) by £5.9m as at 31 March 2003.

(ii) Geographical analysis – turnover by destination

	Year ended 31 March	
	2003 £m	2002 £m
Europe	302.7	286.7
North America	140.5	110.5
Asia Pacific	147.0	100.1
Other	3.4	1.9
Total turnover	**593.6**	**499.2**

(iii) Analysis by class of business

(a) Turnover – analysis by class of business

	Year ended 31 March	
	2003 £m	2002 £m
Wholesale	306.9	288.8
Retail	228.4	156.9
Wholesale and Retail	**535.3**	**445.7**
Licence	**58.3**	**53.5**
Total turnover	**593.6**	**499.2**

The acquisition of the business in Korea on 1 July 2002 increased turnover in Wholesale and Retail by £18.2m in the year ended 31 March 2003.

3 **Segmental analysis** continued

(iii) Analysis by class of business continued

(a) Turnover – analysis by class of business continued

An analysis of turnover by product category is shown below:

	Year ended 31 March	
	2003 £m	2002 £m
Womenswear	197.9	165.2
Menswear	162.8	149.4
Accessories	169.5	125.8
Other	5.1	5.3
Wholesale and Retail	**535.3**	**445.7**
Licence	**58.3**	**53.5**
Total turnover	**593.6**	**499.2**
Number of directly operated stores, concessions and outlets open at 31 March	**132**	**69**

The acquisition of the business in Korea on 1 July 2002 increased the number of directly operated concessions by 46 and outlets by 1 as at the date of acquisition.

(b) Profit before taxation – analysis by class of business

	Year ended 31 March	
	2003 £m	2002 £m
Wholesale and Retail	64.3	42.7
Licence	52.4	47.6
	116.7	**90.3**
Net interest expense	(0.9)	(0.5)
Foreign currency loss on loans with GUS group (pre-flotation)	(2.3)	(0.1)
Profit before goodwill amortisation, exceptional items and taxation	**113.5**	**89.7**
Goodwill amortisation – Wholesale and Retail	(6.4)	(4.9)
Exceptional items – Wholesale and Retail	(18.3)	–
– Licence	(3.7)	–
Profit before taxation	**85.1**	**84.8**

The results above are stated after the reallocation of certain costs.

The Wholesale and Retail business is managed in an integrated manner and therefore internal trading between these operations is not on a third-party basis in certain respects. The directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.

3 Segmental analysis continued

(iii) Analysis by class of business continued

(c) Net assets – analysis by class of business

	At 31 March		
	2003 £m	2002 £m	2002 (pro forma) £m
Wholesale and Retail	222.1	205.6	205.6
Licence	3.5	3.6	3.6
Net operating assets	**225.6**	**209.2**	**209.2**
Goodwill – Wholesale and Retail	122.8	94.9	94.9
Deferred consideration for acquisitions – Wholesale and Retail	(31.7)	(22.5)	(22.5)
Cash at bank, short term deposits, less bank overdrafts and borrowings	79.6	21.3	21.3
Investment in own shares	3.3	–	–
Net funding balances with GUS group companies	–	192.1	–
Taxation (including deferred taxation)	0.4	(20.5)	(20.5)
Dividends payable – GUS group companies	(7.8)	–	–
Dividends payable – other shareholders	(2.2)	–	–
Net assets	**390.0**	**474.5**	**282.4**

4 Turnover and operating profit

	Year ended 31 March 2003			
	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total £m	Year ended 31 March 2002 £m
Turnover	593.6	–	593.6	499.2
Cost of sales	(261.3)	–	(261.3)	(248.1)
Gross profit	**332.3**	**–**	**332.3**	**251.1**
Distribution costs	(94.3)	(3.7)	(98.0)	(71.0)
Administrative – expenses	(122.5)	(18.3)	(140.8)	(91.8)
– goodwill amortisation	–	(6.4)	(6.4)	(4.9)
Other operating income	1.2	–	1.2	2.0
Operating profit	**116.7**	**(28.4)**	**88.3**	**85.4**

The incremental impact of the acquisition of the business in Korea on 1 July 2002 is shown in note 28.

Other operating income arises from sub-letting certain surplus leasehold properties. Burberry Group's ability to sub-let these properties has expired or will expire at various dates up to 2 January 2005, mainly due to the reversion of headlease interests.

5 Profit on ordinary activities before taxation

	Year ended 31 March	
	2003 £m	2002 £m
Profit before taxation is stated after charging/(crediting):		
Depreciation of tangible fixed assets	16.8	13.3
Fixed asset impairment charge relating to certain retail assets	2.1	0.6
Amortisation of goodwill	6.4	4.9
Amortisation of trademarks and other intellectual property	0.1	0.1
Employee costs (see note 7)	94.5	81.6
Loss on disposal of fixed assets	0.3	0.2
Property rental income under operating leases (see note 4)	(1.2)	(2.0)
Operating lease rentals – land and buildings	31.7	19.3
Auditors' remuneration		
– audit services (including £3,000 for the Company (2002: £100))	0.8	0.5
– non-audit services	0.8	0.6
Net exchange gain on trading items	(1.3)	–
Exchange loss on loans with GUS group (pre-flotation) (see note 9)	2.3	0.1

Auditors' remuneration for non-audit services in 2003 included £0.6m for tax related services and £0.2m for other matters. In addition, an amount of £0.1m was capitalised in 2003 (2002: £0.5m) in relation to acquisitions.

6 Exceptional items

The exceptional charge arising in the year ended 31 March 2003 consists of the following amounts:

	Year ended 31 March	
	2003 £m	2002 £m
Granting of awards under the Senior Executive Restricted Share Plan (the "RSP")	18.5	–
Employers' National Insurance liability arising on the RSP awards	2.1	–
Shares gifted to employees under the All Employee Share Plan	1.0	–
Other costs relating to the Initial Public Offer	0.4	–
Total	**22.0**	**–**

The associated tax credit relating to these exceptional items is £6.3m and the cash outflow during the year in relation to these items was £0.3m.

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP. The cost of granting options under the RSP is equal to the amount by which the fair value of Ordinary Shares exceeds the exercise price at the date of grant of options. As the exercise price of these options is nil, the cost of granting options under the RSP equals the fair value of Ordinary Shares at the date the options were granted (£2.30 per Ordinary Share). This cost has been recognised in the profit and loss account as no performance criteria (other than continued employment with Burberry Group) are attached to these options. The total cost of the RSP (£18.5m) does not give rise to a reduction in net assets as there is a compensating entry on consolidation to the capital reserve reflecting the anticipated issue of new Ordinary Shares. As no further awards will be made under the RSP, the consolidated profit and loss account of Burberry Group in future years will not be affected by the RSP (except in respect of reserve movements and the number of shares in issue for the purpose of calculating earnings per share).

The Employers' National Insurance liability (or overseas equivalent) arising in respect of the RSP will become payable when the options are exercised by the individual employee. The basis of the exceptional charge recorded in the profit and loss account (£2.1m) is the employers' National Insurance (or overseas equivalent) arising on the fair value of the Ordinary Shares at the date the options were granted (£2.30 per Ordinary Share).

In addition, shares with a value totalling £1.0m were gifted to Burberry Group employees under an All Employee Share Plan on flotation. The cost of this gift has been recognised immediately as no performance criteria are attached.

All shares held in respect of the All Employee Share Plan and National Insurance liabilities (or overseas equivalent) are held in the Burberry Group ESOTs.

7 Employee costs

Staff costs, including directors' emoluments, during the year were as follows:

	Year ended 31 March	
	2003 £m	2002 £m
Wages and salaries	82.8	72.3
Social security costs	8.9	7.7
Other pension costs (see note 33)	2.8	1.6
Total	**94.5**	**81.6**

The average number of full time equivalent employees (including directors) during the year was as follows:

	Year ended 31 March	
	2003 Number of employees	2002 Number of employees*
Europe	2,594	2,531
North America	658	553
Asia Pacific	394	141
Total	**3,646**	**3,225**

*Number has been restated to include 151 additional employees.

SAYE Share Option Scheme

A Save As You Earn (SAYE) Share Option Scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year ended 31 March 2001, with a further option scheme offered to all UK employees of GUS plc in the year ended 31 March 2003. The number of GUS plc ordinary shares subject to option held by Burberry Group employees (including a director of the Company) as at 31 March 2003 were as follows:

		Number of shares under option	
Period of exercise	Exercise price	At 31 March 2003	At 31 March 2002
From 01.05.2004 to 31.10.2004	384.0p	210,549	251,005
From 01.05.2006 to 31.10.2006	384.0p	151,833	175,641
From 01.09.2005 to 28.02.2006	523.0p	51,127	–
From 01.09.2007 to 29.02.2008	523.0p	34,485	–
Total		**447,994**	**426,646**

The administrative costs of this scheme have not been borne by Burberry Group and are not considered to be material.

Share options and awards

i) GUS schemes

Share options have been granted to Burberry employees under the GUS 1998 Approved and Non-Approved Executive Share Option Schemes during the years ended 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc. The unexercised options granted to Burberry employees (including those granted to directors of the Company) under these schemes are as follows:

Period of exercise	Exercise price	Number of share options at 31 March 2003	Number of share options at 31 March 2002
From 07.04.2003 to 07.04.2010	375.7p	172,612	172,612
From 11.06.2004 to 11.06.2011	612.7p	1,175,381	1,270,069
From 17.12.2004 to 17.12.2011	635.0p	180,526	180,526
Total		**1,528,519**	**1,623,207**

7 **Employee costs** continued

ii) The Burberry Senior Executive Restricted Share Plan (the "RSP")
On 11 July 2002 awards in respect of a total of 8,100,198 Ordinary Shares were made to directors and senior management under the RSP.

At 31 March 2003 awards in respect of a total of 8,055,198 Ordinary Shares remained outstanding and 923,236 Ordinary Shares (with a cost of £2.1m) have been purchased by the Burberry Group ESOTs to cover the Employer's National Insurance liability (or overseas equivalent) arising on this plan. The cost of the RSP shares (including the Ordinary Shares acquired to cover Employer's National Insurance liability thereon) has been provided for as an exceptional item in the year to 31 March 2003. No shares were issued during the year in respect of the RSP.

Participant's awards were made in the form of options with an exercise price of nil. The unexercised awards granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company are as follows:

Period of exercise	Exercise price	Number of Ordinary Shares
From 11.07.2005 to 11.07.2012	nil	4,027,600
From 11.07.2006 to 11.07.2012	nil	2,013,799
From 11.07.2007 to 11.07.2012	nil	2,013,799
Total		**8,055,198**

iii) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")
On 11 July 2002 awards in respect of a total of 5,955,198 Ordinary Shares were made to directors and senior management under the IPO Option Scheme.

At 31 March 2003 awards in respect of a total of 5,830,198 Ordinary Shares remained outstanding and 490,097 Ordinary Shares (with a cost of £1.1m) have been purchased by the Burberry Group ESOTs to hedge the Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme. No Ordinary Shares were issued during the year in respect of the share options granted.

Participant's awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per Ordinary Share. The unexercised awards granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company are as follows:

Period of exercise	Exercise price	Number of Ordinary Shares
From 11.07.2003 to 11.07.2012	230.0p	1,943,399
From 11.07.2004 to 11.07.2012	230.0p	1,943,399
From 11.07.2005 to 11.07.2012	230.0p	1,943,400
Total		**5,830,198**

iv) All Employee Share Plan
On flotation all employees were offered shares in the Company under an All Employee Share Plan. A total of 413,700 Ordinary Shares with a value of £1.0m were awarded to employees, and the options over the awards have an exercise price of nil.

On flotation the Company purchased 421,450 Ordinary Shares at an aggregate cost of £969,335 in respect of these awards and the Employer's National Insurance liability (or overseas equivalent) arising thereon. These Ordinary Shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The Ordinary Shares must be held in trust between three and five years. The cost of these Ordinary Shares has been written off as an exceptional item in the year to 31 March 2003.

The awards granted and remaining outstanding under this scheme as at 31 March 2003 (nil in respect of the directors of the Company) in respect of Ordinary Shares in the Company are as follows:

Period of exercise	Exercise price	Number of Ordinary Shares
From 19.07.2005 to 19.10.2005	nil	241,700
From 25.10.2005 to 18.07.2082*	nil	158,600
Total		**400,300**

*No date has been specified when awards lapse. The cessation date of the trust in which these awards are held is 18 July 2082.

8 Interest and similar income

	Year ended 31 March	
	2003 £m	2002 £m
Dividend income from trade investment	0.1	–
Bank interest income	0.8	0.5
Interest income receivable from GUS group companies	0.9	4.5
Interest receivable and similar income	1.7	5.0
Total	**1.8**	**5.0**

Interest income up to the date of flotation in July 2002 was affected by the financing arrangements within the GUS group, and is not necessarily representative of the interest income that would have been reported had Burberry Group been independent.

9 Interest expense and similar charges

	Year ended 31 March	
	2003 £m	2002 £m
On bank loans and overdrafts	1.2	0.9
Interest expense payable to GUS group companies	1.5	4.6
	2.7	5.5
Foreign exchange loss on loans to GUS group companies	2.3	0.1
Total	**5.0**	**5.6**

Interest expense up to the date of flotation in July 2002 was affected by the financing arrangements within the GUS group, and is not necessarily representative of the interest that would have been reported had Burberry Group been independent.

The foreign exchange losses on loans to GUS group companies have been recorded in the profit and loss account of Burberry Group as loans were made by Burberry Group companies to hedge the net assets of other GUS group companies. These losses relate to loans that existed prior to flotation and which were settled before or on flotation.

10 Taxation

Analysis of charge for the year

	Year ended 31 March	
	2003 £m	2002 £m
Current tax		
UK corporation tax		
Current tax on income for the year ended 31 March 2003 at 30% (2002: 30%)	23.3	21.1
Double taxation relief	(6.5)	(6.0)
Adjustment in respect of prior years	3.0	–
	19.8	15.1
Foreign tax		
Current tax on income for the year	22.4	12.8
Adjustments in respect of prior years	–	0.3
Total current tax	**42.2**	**28.2**
Deferred tax		
UK deferred tax		
Origination and reversal of timing differences	(4.1)	(0.3)
Adjustments in respect of prior years	(3.0)	(0.6)
	(7.1)	(0.9)
Foreign deferred tax		
Origination and reversal of timing differences	(3.0)	0.5
Adjustments in respect of prior years	0.8	0.5
Total deferred tax	**(9.3)**	**0.1**
Tax on profit on ordinary activities	**32.9**	**28.3**

The tax rate applicable on profit on ordinary activities varied from the standard rate of corporation tax in the UK due to the following factors:

	Year ended 31 March	
	2003 £m	2002 £m
Tax at 30% on profit before taxation	25.5	25.4
Rate adjustments relating to overseas profits	(0.9)	0.8
Permanent disallowables	1.3	–
Tax losses utilised	(0.2)	(1.7)
Tax losses not utilised	2.8	1.7
Goodwill amortisation not deductible	2.0	1.6
Tax arising on exceptional items	0.2	–
Adjustments in respect of prior years	3.0	0.3
Timing differences	7.1	0.1
Other	1.4	–
Total current tax	**42.2**	**28.2**

Burberry has commenced proceedings with the Competent Authorities with regard to resolving transfer pricing of internal sales between the UK and the USA. As part of the agreements with GUS, certain tax liabilities which arise and relate to matters prior to 31 March 2002 will be met by GUS. From 1 April 2002 any liability will be due by the Burberry Group. No provision has been made for additional taxation arising from these proceedings as none is anticipated overall.

11 Profit on ordinary activities after taxation

Profit on ordinary activities after taxation but before dividends payable includes £28.5m (2002: £171.0m) which is dealt with in the financial statements of the Company. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

12 Dividends

Ordinary dividends (Equity)

		Year ended 31 March	
		2003 £m	2002 £m
Dividend paid to GUS group (pre-flotation)		219.0	–
Interim dividend paid (1.0p per share)	– GUS group	3.9	–
	– other shareholders	1.1	–
Final dividend proposed (2.0p per share)	– GUS group	7.8	–
	– other shareholders	2.2	–
Total		**234.0**	**–**

On 14 June 2002, prior to flotation, Burberry Group paid a dividend of £219.0m to GUS group as part of the Burberry Group reorganisation.

Preference dividends (Non-Equity)

On 31 March 2003 Burberry Group paid a total preference dividend of £18,454 (0.001p per preference share) to GUS group on the redeemable preference shares issued prior to flotation (see note 23 for further details).

13 Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of Ordinary Shares in issue during the period since flotation.

Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group. The calculation of diluted earnings per share reflects the dilutive effect of the Restricted Share Plan ("RSP").

	Year ended 31 March	
	2003 £m	2002 £m
Profit on ordinary activities after taxation, but before goodwill amortisation and exceptional items	74.1	61.4
Effect of goodwill amortisation (net of attributable taxation)	(6.2)	(4.9)
Effect of exceptional items (net of attributable taxation)	(15.7)	–
Profit on ordinary activities after taxation	**52.2**	**56.5**

The weighted average number of Ordinary Shares for 2002/03 represents the number of Burberry Group plc Ordinary Shares in issue at flotation through to 31 March 2003 (2002: number of Burberry Group plc shares in issue at flotation) excluding Ordinary Shares held in the Burberry Group's ESOTs.

13 Earnings per share continued

Diluted earnings per share for the relevant financial period is based on the weighted average number of Ordinary Shares in issue at flotation through to 31 March 2003 (excluding any Ordinary Shares held in the Burberry Group's ESOTs), together with the awards made under the RSP (which will have a dilutive effect when exercised) and assuming the full vesting of all outstanding awards.

	Year ended 31 March	
	2003 Million	2002 Million
Weighted average number of Ordinary Shares in issue during the year	498.1	498.2
Dilutive effect of the RSP	8.1	8.1
Diluted weighted average number of Ordinary Shares in issue during the year	506.2	506.3

Basic earnings per share	Year ended 31 March	
	2003 Pence	2002 Pence
Basic earnings per share before goodwill amortisation and exceptional items	**14.9**	**12.3**
Effect of goodwill amortisation	(1.2)	(1.0)
Effect of exceptional items	(3.2)	–
Basic earnings per share	**10.5**	**11.3**

Diluted earnings per share	Year ended 31 March	
	2003 Pence	2002 Pence
Diluted earnings per share before goodwill amortisation and exceptional items	**14.6**	**12.1**
Effect of goodwill amortisation	(1.2)	(1.0)
Effect of exceptional items	(3.1)	–
Diluted earnings per share	**10.3**	**11.1**

14 Intangible assets

Cost	Goodwill £m	Trademarks and other intellectual property £m	Total £m
At 1 April 2002	103.3	1.1	104.4
Effect of foreign exchange rate changes	10.1	–	10.1
Additions	25.5	0.1	25.6
At 31 March 2003	**138.9**	**1.2**	**140.1**
Amortisation	£m	£m	£m
At 1 April 2002	8.4	0.2	8.6
Effect of foreign exchange rate changes	1.3	–	1.3
Charge for the year	6.4	0.1	6.5
At 31 March 2003	**16.1**	**0.3**	**16.4**
Net book value	£m	£m	£m
At 31 March 2003	**122.8**	**0.9**	**123.7**
At 31 March 2002	94.9	0.9	95.8

15 Tangible fixed assets

Cost or valuation	Freehold land and buildings £m	Leasehold land and buildings less than 50 years £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m	Total £m
At 1 April 2002	95.9	27.8	57.5	1.4	182.6
Effect of foreign exchange rate changes	(0.6)	(1.6)	1.4	0.1	(0.7)
Acquisition of subsidiaries	–	–	0.5	–	0.5
Additions	0.7	34.7	21.0	0.9	57.3
Reclassifications	(4.8)	–	6.2	(1.4)	–
Disposals	–	(0.7)	(1.2)	–	(1.9)
At 31 March 2003	**91.2**	**60.2**	**85.4**	**1.0**	**237.8**
Depreciation	£m	£m	£m	£m	£m
At 1 April 2002	12.7	11.2	34.3	–	58.2
Effect of foreign exchange rate changes	0.5	(0.8)	1.0	–	0.7
Provided in year	2.8	3.5	10.5	–	16.8
Impairment charge on certain retail assets	–	0.2	1.9	–	2.1
Reclassifications	(2.3)	–	2.3	–	–
Disposals	–	(0.3)	(1.1)	–	(1.4)
At 31 March 2003	**13.7**	**13.8**	**48.9**	**–**	**76.4**
Net book value	£m	£m	£m	£m	£m
At 31 March 2003	**77.5**	**46.4**	**36.5**	**1.0**	**161.4**
At 31 March 2002	83.2	16.6	23.2	1.4	124.4

During the year ended 31 March 2003 certain retail assets became impaired and the cost of these assets was written down. The impairment charge was based on a review of the value of the assets in use and was determined in accordance with Financial Reporting Standard 11. The discount rate used in these calculations was 15% and applied to the pre-tax cash flows attributable to these assets.

Certain properties were revalued at 31 March 1996 and are included at their valuation at this date less depreciation. Other properties are included at cost. The revaluations performed at 31 March 1996 were carried out by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors, on an open market basis for existing use. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual.

	At 31 March	
Freehold and leasehold land and buildings held at revalued amount	2003 £m	2002 £m
Revalued amount	29.4	30.3
Aggregate depreciation	(5.3)	(5.1)
Net book value	**24.1**	**25.2**

If the revalued assets were stated on the historical cost basis, the amounts would be:

	At 31 March	
Freehold and leasehold land and buildings at historical cost	2003 £m	2002 £m
Historical cost	8.6	9.4
Aggregate depreciation	(5.1)	(5.6)
Net book value based on historical cost	**3.5**	**3.8**

16 Investments

Group

	Interest in own shares		Trade investment cost and net book value £m	Total £m
	Number of Ordinary Shares Million	Net book value £m		
At 1 April 2002	–	–	0.1	0.1
Additions – on flotation	1.8	4.3	–	4.3
Additions – post-flotation	0.5	1.2	–	1.2
Shares written off (All Employee Share Plan)	–	(2.2)	–	(2.2)
At 31 March 2003	**2.3**	**3.3**	**0.1**	**3.4**

Company

	Interest in own shares		Group undertakings cost and net book value £m	Total £m
	Number of Ordinary Shares Million	Net book value £m		
At 1 April 2002	–	–	169.5	169.5
Effect of foreign exchange rate changes	–	–	(0.1)	(0.1)
Provision against investments	–	–	(1.7)	(1.7)
Additions – on flotation	1.8	4.3	955.8	960.1
Additions – post-flotation	0.5	1.2	–	1.2
Shares written off (All Employee Share Plan)	–	(2.2)	–	(2.2)
Disposals	–	–	(155.5)	(155.5)
At 31 March 2003	**2.3**	**3.3**	**968.0**	**971.3**

Burberry Group plc's principal subsidiary undertakings are listed on page 88.

Investment in own shares represents the cost of 1,413,333 of the Company's Ordinary Shares (nominal value of £707) purchased in July 2002, for a cost of £3.3m, which amounts to 0.3% of the called up share capital. These shares have been acquired by the Burberry Group ESOTs in the open market using funds provided by Burberry Group companies to meet Employer's National Insurance obligations (or overseas equivalent) arising on the RSP and IPO share option awards. One of the Burberry Group ESOTs has waived its entitlement to dividends of £16,741.

In addition, the Company purchased 421,450 shares in July 2002 and 500,000 shares in March 2003, for a total cost of £2,193,885, to meet the Company's obligations in respect of awards made (or proposed as at 31 March 2003) to employees under an All Employee Share Plan. These shares were acquired by the Burberry Group plc ESOP Trust and The Burberry Group Share Incentive Plan in the open market using funds provided by Burberry Group companies. The cost of these shares has been written off, as they have been or will be gifted unconditionally to employees.

The costs of funding and administering the trusts are charged to the profit and loss account of Burberry Group in the period to which they relate. The market value of all own shares held at 31 March 2003 was £5.5m.

The trade investment represents an investment in Suit Spain S.L, a clothing manufacturing company incorporated in Spain in which the Burberry Group holds a 21.5% share of its ordinary share capital. The Burberry Group does not exercise any significant influence on the financial and operating decisions of the company.

17 Stock

	At 31 March	
	2003 £m	2002 £m
Raw materials	13.6	15.2
Work in progress	7.2	6.2
Finished goods	63.0	60.9
Total	**83.8**	**82.3**

There is no significant difference between the replacement cost of stock and the amounts shown above, on the basis that stock subject to provisioning would not be replaced, and is therefore excluded from this calculation.

18 Debtors

	Group			Company	
	At 31 March			At 31 March	
	2003 £m	2002 £m	2002 (pro forma) £m	2003 £m	2002 £m
Amounts falling due within one year:					
Trade debtors	86.1	77.7	77.7	–	–
Other debtors	1.1	0.9	0.9	–	–
Prepayments and accrued income	11.3	12.1	12.1	–	–
Corporation tax	3.4	0.6	0.6	2.1	–
Trading balances owed by GUS group companies	0.2	0.3	0.3	–	–
Funding balances owed by GUS group companies (pre-flotation)	–	298.8	–	–	187.4
Companies/assets to be disposed (on flotation)	–	8.3	–	–	–
Amounts receivable from subsidiary companies	–	–	–	18.1	–
	102.1	**398.7**	**91.6**	**20.2**	**187.4**
Amounts falling due after one year:					
Deferred tax assets	18.3	7.8	7.8	–	–
Corporation tax	0.8	–	–	–	–
Other debtors	0.8	–	–	–	–
Amounts receivable from subsidiary companies	–	–	–	149.0	55.9
Total	**122.0**	**406.5**	**99.4**	**169.2**	**243.3**

Deferred tax assets	£m
Balance at 1 April 2002	7.8
Effect of foreign exchange rate changes	(0.2)
Credited to the profit and loss account	9.3
Acquisition of subsidiaries	2.4
Other movements	(1.0)
Balance at 31 March 2003	**18.3**

18 Debtors continued

The analysis of the deferred tax assets is shown below:

	At 31 March 2003 £m	2002 £m
Accelerated capital allowances	0.4	0.5
Unrealised stock profit and other stock provisions	8.2	2.3
Share schemes	6.3	–
Net operating losses	0.3	0.1
Other short term timing differences	3.1	4.9
Undiscounted deferred tax assets	**18.3**	**7.8**

The deferred tax assets recorded in each year arises from timing differences which are expected to reverse in the foreseeable future.

19 Cash and short term deposits

	At 31 March 2003 £m	2002 £m
Cash	37.2	27.8
Short term deposits (see note 32)	49.4	2.4
Total	**86.6**	**30.2**

20 Creditors – amounts falling due within one year

	Group			Company	
	At 31 March			At 31 March	
	2003 £m	2002 £m	2002 (pro forma) £m	2003 £m	2002 £m
Secured:					
Bank loans (see note 32)	–	8.2	8.2	–	–
Unsecured:					
Bank loans and overdrafts (see note 32)	7.0	0.7	0.7	–	–
Trade creditors	26.9	27.0	27.0	–	–
Dividends payable – GUS group	7.8	–	–	7.8	–
Dividends payable – other shareholders	2.2	–	–	2.2	–
Trading balances owed to GUS group companies	5.1	0.3	0.3	–	–
Funding balances owed to GUS group companies (pre-flotation)	–	115.0	–	–	–
Amounts due to subsidiary companies	–	–	–	52.4	–
Corporation tax (UK and overseas)	22.1	28.9	28.9	–	3.8
Other taxes and social security costs	4.6	4.0	4.0	–	–
Other creditors	18.4	17.0	17.0	–	–
Accruals and deferred income	54.5	37.3	37.3	0.4	–
Deferred consideration for acquisitions	2.5	2.5	2.5	–	–
Total	**151.1**	**240.9**	**125.9**	**62.8**	**3.8**

Bank loans and overdrafts at 31 March 2003 represent unpresented cheques. The secured borrowings as at 31 March 2002 related to a specific freehold property and specific trade debtors.

21 Creditors – amounts falling due after more than one year

	Group		Company	
	At 31 March		At 31 March	
	2003 £m	2002 £m	2003 £m	2002 £m
Unsecured:				
Other creditors, accruals and deferred income	6.0	3.1	–	–
Deferred consideration for acquisitions	29.2	20.0	–	–
Amounts due to subsidiary companies	–	–	98.6	–
Total	**35.2**	**23.1**	**98.6**	**–**

Deferred consideration due after more than one year arises from the acquisitions of two businesses, Burberry (Spain) S.A. and Mercader y Casadevall S.A., and the trade and certain assets of the Burberry business in Korea. The amounts due in relation to the acquisition of Burberry (Spain) S.A. as at 31 March 2003 of £19.2m (2002: £17.5m) relate to an earn out agreement and are payable in cash, *inter alia,* dependent upon the achievement of trading results in aggregate for the five years ending 31 March 2005. The consideration payable may vary from nil to a maximum of €41.1m (£28.3m). Any incremental amounts arising since 31 March 2002 have been charged to the profit and loss account.

22 Provisions for liabilities and charges

	Pension obligations £m	Other £m	Total £m
At 1 April 2002	0.3	0.5	0.8
Utilised	–	(0.3)	(0.3)
Charged to profit and loss account	0.1	4.0	4.1
At 31 March 2003	**0.4**	**4.2**	**4.6**

Information on pension obligations is set out in note 33 and relates to the retirement indemnities in France. Other amounts mainly relate to property obligations which are expected to be utilised over a three year period.

23 Called up share capital

Group and Company

Authorised share capital	2003 £m	2002 £m
1,999,999,998,000 (2002: 1,000,000,000) Ordinary Shares of 0.05p (2002: £1) each	1,000.0	1,000.0
1,600,000,000 redeemable preference shares of 0.05p each	0.8	–
Total	**1,000.8**	**1,000.0**

Allotted, called up and fully paid share capital	Number	£m
Ordinary Shares of 0.05p each (2002: £1 each)		
At 1 April 2002	500	–
Allotted to GUS group companies (pre-flotation)	49,501	–
Allotted to GUS group companies on share split (pre-flotation)	99,951,999	–
Allotted to GUS group companies on rights issue (pre-flotation)	287,638,400	0.2
Allotted on flotation	112,359,600	0.1
At 31 March 2003	**500,000,000**	**0.3**
Redeemable preference shares of 0.05p each		
At 1 April 2002	–	–
Allotted to GUS group companies (pre-flotation)	1,600,000,000	0.8
At 31 March 2003	**1,600,000,000**	**0.8**
Total called up ordinary and preference share capital		**1.1**

Prior to re-registering from Burberry Group Limited to Burberry Group plc the Company had a share split and the nominal value of shares in issue was reduced from 100p per share to 0.05p per share.

Redeemable preference share capital
Called up redeemable preference shares, which carry limited voting rights, were issued prior to flotation and are held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six-month LIBOR minus one percent and to a further dividend equal to the dividend per share paid on the Company's Ordinary Shares once the total dividend on those Ordinary Shares that has been paid in any financial year reaches £100,000 per Ordinary Share.

The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full for their face value together with any dividends accruing up to 14 June 2007.

On a return of capital on winding-up or otherwise (other than on redemption or purchase of shares), the holders of the preference shares shall be entitled to a sum equal to the nominal capital paid up or credited as paid up on the preference shares held by them respectively. This payment will rank in priority to any payment to the holders of any other class of shares.

24 Reserves

Group

	Share premium account £m	Revaluation reserve £m	Capital reserve £m	Other reserve £m	Profit and loss account £m
At 1 April 2002	89.4	25.5	23.3	–	336.3
Translation differences	–	(0.3)	(1.3)	–	2.3
Share premium arising in the year	736.9	–	–	–	–
Capital reduction	(704.1)	–	–	704.1	–
Capital reserve arising on RSP	–	–	18.5	–	–
Loss for the year	–	–	–	–	(181.8)
Other movements relating to flotation	–	–	6.6	–	(666.5)
At 31 March 2003	**122.2**	**25.2**	**47.1**	**704.1**	**(509.7)**

Company

	Share premium account £m	Other reserve £m	Profit and loss account £m
At 1 April 2002	89.4	–	319.6
Loss for the year	–	–	(205.5)
Share premium arising in the year	736.9	–	–
Capital reduction	(704.1)	704.1	–
Waiver of GUS group balances	–	–	37.6
At 31 March 2003	**122.2**	**704.1**	**151.7**

Issue costs of £7.9m have been offset against the share premium arising in the year.

The other reserve represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out immediately prior to flotation. This reserve will be classified as distributable when the creditors of Burberry Group plc as at the date of the capital reduction have been settled in full. The negative profit and loss account balance arising on consolidation resulted from the reorganisation of Burberry Group immediately prior to flotation (see note 1 "Burberry Group reorganisation"). This negative balance will be eliminated when the other reserve of £704.1m is classified as distributable.

Dividend distributions are dependent on the Company's accumulated profit and loss account. As at 31 March 2003 the profit and loss account of Burberry Group plc was £151.7m (2002: £319.6m).

Based upon the market price for the Company's shares at the year end, the expected impact on Burberry Group's consolidated profit and loss account of the RSP and IPO Option Scheme is a charge of £0.8m which would be taken direct to reserves. However, as this will be offset by an increase in share capital and share premium, there will be no net impact on Burberry Group's consolidated Shareholders' Funds.

25 Analysis of movement in net funds

	At 1 April 2002 £m	Cash flow £m	Other non-cash movements – interest and taxation £m	Other non-cash movements – waiver of GUS group balances £m	Exchange movements £m	At 31 March 2003 £m
Cash balances	27.8	9.3	–	–	0.1	37.2
Overdrafts*	(0.7)	(6.3)	–	–	–	(7.0)
	27.1	3.0	–	–	0.1	30.2
Bank loans due within one year	(8.2)	7.9	–	–	0.3	–
GUS group balances	192.3	(195.6)	(24.8)	37.6	(9.5)	–
Liquid resources:						
Short term deposits	2.4	47.3	–	–	(0.3)	49.4
Total	**213.6**	**(137.4)**	**(24.8)**	**37.6**	**(9.4)**	**79.6**

*Overdrafts at 31 March 2003 represent unpresented cheques.

Liquid resources as at 31 March 2003 comprise short term deposits and cash balances (principally denominated in Sterling, US and Hong Kong dollars) placed with banks and liquidity funds.

26 Reconciliation of net cash flow to movement in net funds

	Year to 31 March 2003 £m	Year to 31 March 2002 £m
Increase in cash (see note 25)	3.0	11.0
Cash outflow from movement in external borrowings	7.9	2.6
Cash outflow from movement in liquid resources	47.3	2.4
Cash (inflow)/outflow arising from GUS group balances	(195.6)	12.7
Movement in net funds resulting from cash flows	(137.4)	28.7
Non-cash movements on GUS group balances		
– tax and interest	(24.8)	(0.2)
– waiver of balances by GUS group	37.6	–
Exchange movements	(9.4)	0.1
Movement in net funds	(134.0)	28.6
Net funds at beginning of period	213.6	185.0
Net funds at end of period (see note 25)	**79.6**	**213.6**

27 Analysis of net funds

	At 31 March 2003 £m	At 31 March 2002 £m
Cash and short term deposits	86.6	30.2
Overdrafts*	(7.0)	(0.7)
Secured bank loans due within one year	–	(8.2)
GUS group balances	–	192.3
Net funds at end of period (see note 25)	**79.6**	**213.6**

*Overdrafts at 31 March 2003 represent unpresented cheques.

28 Acquisition

Acquisition of the assets and business based in Korea ("the Korean acquisition")
On 1 July 2002 Burberry Group purchased the Burberry trade and certain assets and liabilities ("Burberry Korea") from Euro Trading Limited, a Korean business which retailed Burberry merchandise in Korea and provided certain other distribution and selling services. The business and certain assets and liabilities were acquired by Burberry Korea Limited for a total consideration of £34.3m, including deferred consideration of £10.0m payable in June 2007.

The total adjustments required to the book values of the assets and liabilities acquired in order to present those amounts purchased at fair values are set out in this note, together with the resultant amounts of goodwill arising. These purchases have been accounted for as acquisitions.

The following financial information sets out the results of the Korean business in the period from the date of acquisition to 31 March 2003, as well as the incremental impact on Burberry Group as a result of the acquisition:

	1 July 2002 to 31 March 2003 £m	Burberry Group transactions eliminated £m	Incremental impact of acquisition £m
Turnover	37.9	(19.7)	18.2
Cost of sales	(22.0)	19.7	(2.3)
Gross profit	15.9	–	15.9
Net operating expenses	(12.3)	–	(12.3)
Operating profit before interest, goodwill amortisation, exceptional items and taxation	3.6	–	3.6
Goodwill amortisation	(1.0)	–	(1.0)
Interest	(0.8)	0.2	(0.6)
Exceptional items	(0.1)	–	(0.1)
Profit before taxation	1.7	0.2	1.9
Taxation	(0.8)	–	(0.8)
Profit after taxation and retained profit for the period	**0.9**	**0.2**	**1.1**

The turnover and profit after taxation in the year ended 30 June 2002 of Burberry Korea relating to the assets and liabilities purchased were £38.6m and £5.3m respectively. These figures have been prepared in relation to the assets acquired rather than the entire asset base of the relevant company. The post-acquisition cost structure of the business is different from that which existed prior to 1 July 2002. Accordingly, these results are not necessarily representative of those that may arise in future periods. Included in the amounts for the year ended 30 June 2002 are purchases of £14.5m, commission income of £3.5m and advertising and promotion subsidies of £1.3m from businesses which are part of Burberry Group.

The business had no recognised gains and losses other than those included in the profit and loss account and therefore no separate statement of total recognised gains and losses has been presented.

Burberry Korea	Book value £m	Fair value adjustments £m	Fair value £m
Tangible fixed assets	0.5	–	0.5
Stock	14.1	(8.4)	5.7
Debtors	0.1	2.4	2.5
Creditors	(0.7)	–	(0.7)
Assets acquired			8.0
Goodwill			26.3
Consideration			**34.3**
Satisfied by:			
Cash			24.3
Deferred consideration			10.0
Total			**34.3**

28 **Acquisition** continued

The value of the tangible fixed assets, stock, debtors and creditors at 1 July 2002 is taken from the accounts of the acquired business at that date, at exchange rates ruling on that date. The fair value adjustments recorded in respect of stock mainly relate to unrealised profit in stock at the date of acquisition and less importantly to provision for aged and obsolescent stock in accordance with Burberry Group accounting policies. The related deferred tax asset is reflected within debtors. These fair value adjustments are provisional, as they may be affected by the sale of the relevant stock acquired and will be finalised at 31 March 2004.

The directors of the Company consider that the estimated useful economic life of the acquired goodwill arising on the assets purchased is not less than 20 years as a result of the established nature of the Burberry brand in this market.

Pre-acquisition related party transactions

Prior to the acquisition, the business in Korea made product purchases from, and received commission payments and contributions for advertising costs from, other Burberry Group companies.

The amount due to the business in Korea for contributions for advertising costs and commissions was £0.5m in the quarter ended 30 June 2002. Product purchases from Burberry Group amounting to £3.9m were made by the business in Korea in the quarter ended 30 June 2002.

Impact of the acquisition on cashflow

The subsequent impact on Burberry Group's cashflow statement as a result of the acquisition of the assets and liabilities of the Korean business in the year is shown below:

	Period ended 31 March 2003 £m
Net cash inflow from operating activities	2.3
Interest paid	(0.6)
Purchase of tangible fixed assets	(0.4)
Cash inflow before use of liquid resources and financing	1.3

29 **Financial commitments**

Burberry Group had annual commitments under non-cancellable operating leases as follows:

	As at 31 March	
Land and buildings	2003 £m	2002 £m
Expiry date:		
In one year	1.9	2.1
Between two and five years	6.3	4.8
After five years	9.4	8.7
Total	**17.6**	**15.6**

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases"), have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases, there are no minimum payments and therefore no financial commitment is included in the table above. As a result, the amounts charged to the profit and loss account may be materially higher than the financial commitment at the prior year end.

30 **Capital commitments**

Capital commitments contracted but not provided for by Burberry Group as at 31 March 2003 amounted to £6.9m (2002: £35.3m). Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end.

At 31 March 2002 capital commitments included an amount of £8.2m relating to a conditional contract to purchase a retail property lease. This purchase was completed in the year ended 31 March 2003.

31 Contingent liabilities

Under the GUS group UK tax payment arrangements, Burberry Group is and will remain jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

A claim for £2.4m has been received from a number of the vendors of the Asian distribution businesses acquired on 31 December 2001. As reported in the Listing Particulars of the Company, Burberry Group intends to defend its position and has made appropriate provision for the outcome of this dispute.

In the year ended 31 March 2002, Burberry Group received an invoice in respect of construction works at the Bond Street site from its former lessor totalling £0.5m. The Burberry Group has notified the other party that it is seeking recovery of certain costs incurred because of the late delivery of the store structure. The Burberry Group intends to defend its position.

32 Financial instruments

Prior to Burberry Group's flotation in July 2002, the financial risk management of Burberry Group was controlled by GUS plc and co-ordinated with the overall risk management of GUS group. Up to flotation, Burberry Group's financial instruments consisted primarily of cash, borrowings and amounts loaned to and borrowed from other GUS group companies, with the interest rates set by GUS plc.

The proceeds received by Burberry Group plc on flotation on the London Stock Exchange were used to repay, in cash, the funding balances held between GUS group companies and Burberry Group. After flotation, Burberry Group's financial instruments consisted primarily of cash, short term deposits, borrowings and foreign exchange contracts used to manage currency exposures.

Financial risk management
The policies that have been adopted since flotation in July 2002 are as follows:

Liquidity and treasury management
Burberry Group's management seeks to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. Burberry Group's treasury function does not operate as a profit centre and transacts only in relation to the underlying business requirements. Prior to flotation these risks were monitored by GUS group's treasury function.

Currency risk management
Burberry Group's management has monitored the desirability of hedging the profits and net assets of overseas subsidiaries when translated into Sterling for reporting purposes. It has not entered into any specific transactions for this purpose since flotation.

Burberry Group's profit and loss account is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts.

Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, Burberry Group manages these exposures, by the use of Yen and Euro forward exchange contracts for a period of 12 months and up to 24 months respectively in advance. In addition, Burberry Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. The hedging activity involves the use of spot and forward currency instruments.

32 **Financial instruments** continued

Financial risk management continued

(a) Fair values of financial assets and financial liabilities
Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

Primary financial instruments held or issued to finance the Group's operations:	As at 31 March	
	2003 Book and fair value £m	2002 Book and fair value £m
Investments	0.1	0.1
Cash at bank and in hand	37.2	27.8
Short term deposits	49.4	2.4
Loans to GUS group companies	–	298.8
Total financial assets	**86.7**	**329.1**
Bank loans and overdrafts	(7.0)	(8.9)
Short term loans from GUS group companies	–	(20.6)
Long term loans from GUS group companies	–	(94.4)
Other financial liabilities	(40.2)	(23.9)
Total financial liabilities	**(47.2)**	**(147.8)**
Total net financial investments	**39.5**	**181.3**

Derivative financial instruments held to manage the currency profile:	2003 £m	2002 £m
Forward foreign currency contracts		
– Book value	–	–
– Fair value	5.5	1.9

Fair value methods and assumptions
Fair value is the amount at which a financial instrument could be exchanged at an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

i) The fair value of short term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

ii) The fair value of foreign currency contracts is based on a comparison of the contractual and year end spot exchange rates.

iii) Prior to flotation, short and long term loans to and from GUS group companies were a mixture of interest bearing and non-interest bearing balances, with interest payable and receivable on a proportion of the amounts payable or receivable. These amounts were used to fund the Burberry Group. On flotation these balances were settled in cash. The fair value of these balances did not materially vary from the book value as the non-floating rate balances were primarily repayable on demand.

32 **Financial instruments** continued

Financial risk management continued

(b) Interest rate risk profile

Financial assets
The interest rate risk profile of Burberry Group's financial assets (excluding investments) by currency is as follows:

	Cash at bank and in hand £m	Short term deposits £m	Loans to GUS group companies £m	Total £m
At 31 March 2003				
Sterling	5.7	21.8	–	27.5
US dollars	3.7	7.9	–	11.6
Euros	20.2	14.3	–	34.5
Other currencies	7.6	5.4	–	13.0
Total	**37.2**	**49.4**	**–**	**86.6**
Floating rate assets	36.3	49.4	–	85.7
Balances for which no interest is paid	0.9	–	–	0.9
At 31 March 2002				
Sterling	1.7	–	155.7	157.4
US dollars	12.2	1.6	121.0	134.8
Euros	9.9	–	9.5	19.4
Other currencies	4.0	0.8	12.6	17.4
Total	**27.8**	**2.4**	**298.8**	**329.0**
Floating rate assets	27.3	2.4	297.8	327.5
Fixed rate assets	0.5	–	–	0.5
Balances for which no interest is paid	–	–	1.0	1.0

Floating rate assets earn interest based on the relevant national LIBID equivalents.

Balances for which no interest is paid is made up of Sterling £0.7m (2002: £1.0m) and Euros £0.2m (2002: £nil).

In addition to the above, the trade investment of £0.1m at 31 March 2003 (2002: £0.1m) meets the definition of a financial asset. No interest is receivable on this Euro denominated financial asset.

32 **Financial instruments** continued

Financial risk management continued

(b) **Interest rate risk profile** continued

Financial liabilities
The interest rate risk profile of Burberry Group's financial liabilities by currency at 31 March is as follows:

	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is payable £m	Total £m
At 31 March 2003				
Sterling	3.1	–	7.2	10.3
US dollars	0.3	–	2.4	2.7
Euro	4.4	–	29.6	34.0
Other currencies	–	–	0.2	0.2
Total	**7.8**	**–**	**39.4**	**47.2**
At 31 March 2002				
Sterling	0.7	–	6.1	6.8
US dollars	12.0	6.2	1.2	19.4
Euros	96.6	–	17.8	114.4
Other currencies	2.2	–	5.0	7.2
Total	**111.5**	**6.2**	**30.1**	**147.8**

The floating rate financial liabilities at 31 March 2003 and 2002 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities at 31 March 2003 include preference shares of a total value of £0.8m and overdraft balances of £7.0m. See note 23 for further details regarding the preference shares.

32 Financial instruments continued

Financial risk management continued

(c) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account, except where they hedge an investment in an overseas subsidiary of Burberry Group.

	Net foreign currency monetary assets/(liabilities)				
Functional currency of operation:	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
At 31 March 2003					
Sterling	–	(2.2)	29.0	4.7	31.5
US dollar	(0.7)	–	(0.7)	–	(1.4)
Euro	(2.9)	0.1	–	(0.1)	(2.9)
Other currencies	8.0	3.9	(0.1)	–	11.8
Total	**4.4**	**1.8**	**28.2**	**4.6**	**39.0**
At 31 March 2002					
Sterling	–	0.2	11.4	0.7	12.3
US dollar	(8.9)	–	(1.3)	–	(10.2)
Euro	–	(0.3)	–	0.5	0.2
Other currencies	(0.5)	(0.7)	–	(0.1)	(1.3)
Total	**(9.4)**	**(0.8)**	**10.1**	**1.1**	**1.0**

(d) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short term trade creditors and accruals at 31 March, was as follows:

At 31 March 2003	Debt* £m	Non-equity shares £m	Deferred consideration £m	Other financial liabilities £m	Total £m
In one year or less, or on demand	7.0	–	2.5	1.3	10.8
In more than one year but not more than two years	–	–	–	1.7	1.7
In more than two years but not more than five years	–	0.8	29.2	3.3	33.3
In more than five years	–	–	–	1.4	1.4
Total	**7.0**	**0.8**	**31.7**	**7.7**	**47.2**

32 **Financial instruments** continued

Financial risk management continued

(d) Maturity of financial liabilities continued

At 31 March 2002	Debt £m	Deferred consideration £m	Other financial liabilities £m	Total £m
In one year or less, or on demand	29.5	2.5	–	32.0
In more than one year but not more than two years	–	2.5	–	2.5
In more than two years but not more than five years	94.4	17.5	0.4	112.3
In more than five years	–	–	1.0	1.0
Total	**123.9**	**22.5**	**1.4**	**147.8**

*Debt balances as at 31 March 2003 relate to unpresented cheques.

Non-equity shares relate to redeemable preference shares, on which a non-cumulative dividend is paid (see note 23 for further details). All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities (£2.4m), amounts payable in respect of the acquisition of Burberry (Spain) S.A. (£1.0m), which are both included in other creditors falling due after one year, and provisions for certain property obligations (£4.0m), which are included in provisions.

(e) Borrowing facilities
Prior to flotation, the facilities available to Burberry Group were controlled by GUS plc. These facilities enabled Burberry Group to finance its working capital requirements and for major capital projects.

A committed unsecured facility of £150m was agreed with GUS plc commencing on 11 July 2002. Subsequent to the year end, this facility has been revised, with its amount reduced to £75m, and its committed term extended to July 2006.

(f) Hedging
Under Burberry Group's accounting policy (see note 2), the gains and losses on forward foreign currency contracts are deferred and accounted for when the underlying transaction is recognised. Certain gains and losses on such forward foreign currency contracts will be unrecognised in the financial statements and an analysis of these is shown below:

	Unrecognised gains £m	Unrecognised losses £m	Total net unrecognised gains/(losses) £m
Gains and losses on hedges at 1 April 2002	3.1	(1.2)	1.9
Arising before 1 April 2002 included in current year income	(3.1)	1.1	(2.0)
Arising before 1 April 2002 and not included in current year income	0.3	0.1	0.4
Arising during the year and not included in current year income	5.1	(0.2)	4.9
Gains and losses on hedges at 31 March 2003	**5.4**	**(0.2)**	**5.2**
To be recognised in 2003/04	5.2	(0.2)	5.0
To be recognised thereafter	0.2	–	0.2

There are no material deferred gains or losses.

33 Post-retirement benefits

(a) Accounting for pension costs

Burberry Group, through membership of GUS group pension schemes, provides post-retirement arrangements for its employees in the UK and its overseas operations which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts.

The pension costs charged to the profit and loss account in respect of the main plans were:

	Year ended 31 March	
	2003 £m	2002 £m
Defined benefit schemes		
GUS Pension Scheme UK (including special contribution of £0.5m)	1.4	0.6
Post-retirement medical UK	–	0.1
Unfunded retirement benefit plans USA*	0.4	–
Defined contribution schemes		
GUS money purchase plan UK	0.5	0.5
Burberry money purchase plan USA	0.5	0.4
Total pension costs	**2.8**	**1.6**

*The unfunded retirement benefit plans in the USA are classified as defined benefit schemes under FRS 17 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

Defined benefit schemes

GUS defined benefit scheme

Burberry Group companies participate in the GUS defined benefit scheme which offers benefits based on service and salary at retirement. Currently, Burberry Group is not permitting new entrants to the GUS defined benefit scheme.

The GUS scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds. A full actuarial valuation of the GUS scheme is carried out every three years with interim reviews in the intervening years.

A full actuarial valuation of the GUS defined benefit scheme was carried out at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. The principal actuarial assumptions used in that valuation for SSAP 24 purposes were as follows:

	Valuation at 31 March 2001
Valuation rate of interest	
– Pre-retirement	6.0% per annum
– Post-retirement	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension and inflation increases	2.5% per annum

At 31 March 2001 the market value of the GUS scheme's assets was £327m. On the above assumptions, this represented 100% of the value of benefits that had accrued to members. For the year ended 31 March 2002, GUS group allocated to Burberry Group a share of the SSAP 24 charge calculated for GUS group as a whole. This allocated charge differed from the contributions Burberry Group made to the scheme. The difference was due to different assumptions and the treatment of surpluses and/or deficits. Any excess of the accumulated pension costs over the payment of contributions to the pension fund was recognised as a provision in the balance sheet. The pension provision held on the Burberry Group balance sheet was transferred to GUS plc prior to 31 March 2002.

33 Post-retirement benefits continued

From 1 April 2002, Burberry Group's pension cost represents contributions payable to GUS defined benefit scheme. With effect from 1 April 2002, Burberry has been contributing 17.9% (2002: 13.8%) in respect of members in the main benefit section and 30.5% (2002: 27.9%) of pensionable salaries in respect of a director of Burberry Group plc. As at 31 March 2003 there were 90 (2002: 97) Burberry Group employees in the scheme (including a director of the Company) and Burberry Group contributions represented approximately 5.6% (2002: 5.1%) of total employer contributions to the scheme.

During the year ended 31 March 2003 GUS made a special contribution to the scheme of £10.0m (2002: £8.0m) in order to fund shortfalls disclosed by the valuation on the ongoing actuarial assumptions used for funding purposes. Burberry Group's share of this contribution is estimated at £0.5m (2002: £0.7m) and this amount has been charged in the profit and loss account.

Unfunded retirement benefit plans USA

Rose Marie Bravo and Thomas O'Neill are entitled to unfunded retirement benefit plans as explained in the Report on directors' remuneration and related matters. FRS 17 does not have a material impact on the reported obligation.

Retirement indemnities (France)

Burberry France S.A. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. The balance sheet provision at 31 March 2003 was £0.4m (2002: £0.3m). FRS 17 does not have a material impact on the reported obligation. There are no assets held by Burberry Group companies in relation to this commitment.

Defined contribution schemes

The GUS Money Purchase Pension Plan

This scheme was introduced during the year ended 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of the GUS scheme are held separately from those of GUS plc in an independently administered fund. At 31 March 2003, there were no prepayments or arrears in Burberry Group contributions (2002: nil).

The Burberry Money Purchase Plan USA

Burberry Group administers a Money Purchase Plan in the USA (a 401(k) scheme) which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. At 31 March 2003 there were no Burberry Group contributions in arrears (2002: £0.1m in arrears).

(b) FRS 17 – Retirement benefits

GUS defined benefit scheme

Burberry Group participates in the GUS defined benefit scheme along with other GUS group companies. It is not possible to identify Burberry Group's share of the underlying assets and liabilities in the GUS defined benefit scheme on a consistent and reasonable basis. In accordance with FRS 17 the scheme is accounted for as a multi-employer scheme and from 1 April 2002 the defined benefit costs in respect of the GUS defined benefit pension scheme reflect the cash contribution that Burberry Group pays to the scheme.

The principal actuarial assumptions used in the valuation for FRS 17 purposes of the GUS group defined benefit scheme were:

	At 31 March 2003
Rate of inflation	2.5%
Rate of salary increases	4.3%
Rate of increase for pensions in payment and deferred pensions	2.5%
Discount rate	5.5%

The deficit for the GUS group defined benefit scheme as a whole, on the above basis, was approximately £97.0m at 31 March 2003 (2002: £16.5m), after allowing for the £10.0m special contribution paid in March 2003 and before allowing for deferred tax.

34 Related party transactions

GUS plc and other GUS group companies are related parties of Burberry Group as GUS plc owns the majority shareholding in Burberry Group plc.

(a) Trading transactions and balances arising in the normal course of business
The following sales/purchases and balances have arisen from transactions between Burberry Group and other GUS group companies including: the sale of merchandise and fabrics to GUS Home Shopping Limited, recharges made and the purchase of services from other GUS group companies, all of which are wholly owned subsidiaries of GUS plc.

In addition, a freehold industrial site in the UK was purchased from a GUS group company for £0.7m during the year.

The services purchased by Burberry Group include treasury and tax management, cash management, insurance and insurance management, travel, pension, human resources, employee benefit administration, telephone network costs, vehicle hire, marketing services, credit references, distribution and warehouse facilities, and certain internal audit support.

		Sales to/(purchases from) GUS group companies for the year ended 31 March	
Related party	**Related party's relationship to GUS plc**	2003 £m	2002 £m
Sales to related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary	0.3	2.3
Purchases from related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary	(4.1)	(6.6)

		Amounts due from/(to) GUS group companies as at 31 March	
Related party	**Related party's relationship to GUS plc**	2003 £m	2002 £m
Related party debtors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary	0.2	0.3
Related party creditors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary	(5.1)	(0.3)
Total		**(4.9)**	–

(b) Funding transactions and balances arising in the normal course of business
Prior to flotation the funding balances were a mixture of interest bearing and non-interest bearing balances, with interest payable and receivable on a proportion of the amounts payable or receivable. These amounts were used to fund Burberry Group. As part of the flotation these balances were settled in cash or waived.

Since flotation amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy. No amounts were outstanding at 31 March 2003. In addition, forward currency contracts have been undertaken with GUS group companies, which since flotation have been subject to Burberry's counterparty risk policy. The fair value at 31 March 2003 of such hedges amounted to £4.3m.

34 **Related party transactions** continued

(c) Senior management

On 31 December 2001 the Burberry trade and certain related assets of businesses in Hong Kong, Singapore and Australia were acquired. The vendors were companies owned by Dr Tay and Mr Ng, who are employed by Burberry Group. Commission payable to these and related companies in respect of the period prior to acquisition, 31 December 2001, is in dispute as described in note 31.

These individuals and Dr Chan, who has been employed by Burberry Group, have interests in properties which are leased to Burberry Group. The total amounts payable in relation to the provision of warehousing and office accommodation in the year ended 31 March 2003 was £0.6m (2002: £0.1m). At 31 March 2003 no amounts were owing by Burberry Group for such services (2002: £nil).

One of the vendors has interests in companies which purchase goods from Burberry Group companies and receive commission payments for the sale of Burberry goods in certain territories. Product sales to the companies owned by these individuals totalling £7.1m were recorded in the year ended 31 March 2003 (2002: £1.9m), and a balance owed by Burberry Group to these companies of £0.2m was outstanding at 31 March 2003 (2002: £0.5m). Commission of £0.6m was payable in respect of the year ended 31 March 2003 (2002: £0.4m) to these companies with no amounts outstanding by Burberry Group at 31 March 2003 (2002: £0.1m).

On 1 July 2002 the Burberry trade and certain related assets of the business in Korea were acquired from Mr Shin, who is now employed by Burberry Group. Mr Shin has an interest in the Burberry Group companies through the provision of office space and IT services. The total amounts paid to the companies connected to Mr Shin in respect of lease rental and IT services were £0.3m and £0.1m respectively, with £nil outstanding at 31 March 2003.

Four year summary

Turnover by product category	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m
Womenswear	63.4	134.7	165.2	197.9
Menswear	73.8	142.4	149.4	162.8
Accessories	50.2	98.0	125.8	169.5
Other	7.5	6.9	5.3	5.1
Licence	30.8	45.8	53.5	58.3
Total	**225.7**	**427.8**	**499.2**	**593.6**

Turnover by destination	£m	£m	£m	£m
Europe	115.5	259.0	286.7	302.7
North America	62.3	90.9	110.5	140.5
Asia Pacific	40.8	74.6	100.1	147.0
Other	7.1	3.3	1.9	3.4
Total	**225.7**	**427.8**	**499.2**	**593.6**

Turnover by operation	£m	£m	£m	£m
Wholesale	95.8	238.8	288.8	306.9
Retail	99.1	143.2	156.9	228.4
Licence	30.8	45.8	53.5	58.3
Total	**225.7**	**427.8**	**499.2**	**593.6**

Profit by operation	£m	£m	£m	£m
Wholesale and Retail	(6.6)	29.2	42.7	64.3
Licence	25.1	39.5	47.6	52.4
EBITA*	**18.5**	**68.7**	**90.3**	**116.7**
Net interest income/(expense)	2.9	5.7	(0.5)	(0.9)
Foreign currency gain/(loss) on loans with GUS group (pre-flotation)	0.6	6.8	(0.1)	(2.3)
Goodwill amortisation	–	(3.6)	(4.9)	(6.4)
Exceptional items	–	2.9	–	(22.0)
Profit on ordinary activities before taxation	**22.0**	**80.5**	**84.8**	**85.1**
Tax on profit on ordinary activities	(6.6)	(26.1)	(28.3)	(32.9)
Profit on ordinary activities after taxation	**15.4**	**54.4**	**56.5**	**52.2**

Margin analysis	%	%	%	%
Gross margin as % of turnover	46.8	47.8	50.3	56.0
EBITA* as % of turnover	8.2	16.1	18.1	19.7

*Earnings before interest, taxation, goodwill amortisation and exceptional items.

Earnings and dividends	2000 (pro forma) Pence per share	2001 (pro forma) Pence per share	2002 (pro forma) Pence per share	2003 Pence per share
Basic earnings per share	3.1	10.9	11.3	10.5
Basic earnings per share before goodwill amortisation and exceptional items	3.1	11.2	12.3	14.9
Diluted earnings per share	3.0	10.8	11.1	10.3
Diluted earnings per share before goodwill amortisation and exceptional items	3.0	11.1	12.1	14.6
Dividend per share (post-flotation only)	n/a	n/a	n/a	3.0
Dividend cover*	n/a	n/a	n/a	5.0

*Based on profit after taxation before goodwill amortisation and exceptional items.

Balance sheet	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m
Working capital (excluding cash and borrowings)	42.7	76.1	87.7	73.8
Fixed assets, investment and other intangible assets	57.5	101.0	125.4	162.4
Other long term liabilities	(14.2)	(9.1)	(3.9)	(10.6)
Net operating assets	**86.0**	**168.0**	**209.2**	**225.6**
Cash at bank, net of overdraft and borrowings	12.3	5.4	21.3	79.6
Taxation (including deferred taxation)	0.1	(10.0)	(20.5)	0.4
Deferred consideration for acquisitions	–	(12.9)	(22.5)	(31.7)
Goodwill	–	89.2	94.9	122.8
Investment in own shares	–	–	–	3.3
Dividends payable	–	–	–	(10.0)
Net assets	**98.4**	**239.7**	**282.4**	**390.0**

Cash flow	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m
Operating profit before goodwill amortisation and exceptional items	18.5	68.7	90.3	116.7
Depreciation, impairment and trademark amortisation charges	5.6	11.1	14.0	19.0
Loss on disposal of fixed assets and similar non-cash charges	0.2	–	0.2	1.5
(Increase)/decrease in stocks	(0.4)	(11.9)	(7.0)	5.2
Increase in debtors	(0.5)	(1.0)	(5.2)	(2.4)
Increase/(decrease) in creditors	4.3	22.2	(2.2)	25.0
Net cash inflow from operating activities before capital expenditure and financial investment	**27.7**	**89.1**	**90.1**	**165.0**
Purchase of tangible and intangible fixed assets	(6.8)	(39.3)	(39.4)	(55.7)
Sale of tangible fixed assets	0.2	19.1	0.5	0.2
Purchase of own shares (excluding shares issued to ESOTs)	–	–	–	(4.5)
Net cash inflow from operating activities	**21.1**	**68.9**	**51.2**	**105.0**

Principal subsidiaries

Company	Country of incorporation	Nature of business
Europe		
Burberry Limited	UK	Luxury goods retailer, wholesale, manufacturer and licensor
Burberry Italy Retail Limited	UK	Luxury goods retailer
The Scotch House Limited*	UK	Luxury goods brand and licensor
Woodrow-Universal Limited*	UK	Textile manufacturer
Burberry France S.A.	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry (Spain) S.A.	Spain	Luxury goods wholesaler
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Hampstead Properties Inc.	USA	Property company
Burberry Realty, Inc.	USA	Property company
Asia Pacific		
Burberry Asia Ltd(2)	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd(2)	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Ltd(2)	Australia	Luxury goods wholesaler
Burberry Korea Ltd(1)	Korea	Luxury goods retailer and wholesaler

*Held directly by Burberry Group plc

Notes

(1) Assets and liabilities acquired 1 July 2002.
(2) Assets acquired 31 December 2001.

All principal subsidiary undertakings are wholly owned as at 31 March 2003 and operate principally in the country in which they are incorporated with the exception of Burberry Italy Retail Limited, which operates principally in Italy. Non-operating intermediate holding and financing companies are excluded from the above.

Burberry Group plc is 77.53% owned by GUS Holdings Limited, a subsidiary of GUS plc, which is registered in England and Wales. The ultimate parent undertaking and controlling party is GUS plc. Copies of GUS plc consolidated financial statements can be obtained from the Company Secretary at GUS plc, Universal House, Devonshire Street, Manchester, M60 1XA, UK.

Shareholder information

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3987. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service, telephone: 0906 843 2727 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history is available at www.burberry.com

Financial calendar

First quarter trading update and Annual General Meeting	15 July 2003
Final dividend record date	25 July 2003
Final dividend to be paid	6 August 2003
First half trading update	October 2003
Preliminary announcement of interim results	18 November 2003
Third quarter trading update	January 2004
Second half trading update	April 2004
Preliminary announcement of annual results	May 2004

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

82 Sor7

03 JUL -0 AM 7:21

Ref: PGC/klf

13 June 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

Block Listing Return

I attach the first Block Listing return in respect of RA/GUS/10 and should be grateful if you would arrange for the release of this return on the Regulatory News Service under number 866873. A copy of this letter is also being sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

5

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	866873

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GUS/10
3.	Period of return:	From 05.12:02 to 04.06.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	347,826 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	169,874 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	177,952 ORDINARY SHARES
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,007,267,466 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0161-277-4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

Exemption No. 82-5017

Office of Fair Trading
16 June 2003

"INVITATION TO COMMENT"

The acquisition by March UK Ltd, an associate of Littlewoods Ltd, of the home shopping and home delivery businesses of GUS plc

The Office of Fair Trading is considering whether the above acquisition qualifies for investigation under the merger provisions of the Fair Trading Act 1973. Should it be found to qualify, the OFT will consider it further with a view to advising the Secretary of State for Trade and Industry under section 76 (1) of the Act as to whether or not the merger should be referred to the Competition Commission for investigation and report.

Affected Sector: Home shopping

Please send written representations about any competition or public interest implications to:

Ms W Simpson
Office of Fair Trading
Fleetbank House
2-6 Salisbury Square
London EC4Y 8JX

FAX: 020-7211-8916

to arrive by 30 June 2003.

82 507



Ref: PGC/06rns03

17 June 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 277 4064
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	866873
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited has made the following purchases of Ordinary shares of 25p each in the Company:

- On 30 May 2003, 650,000 Ordinary shares as trustee of the GUS plc ESOP Trust at a price of £6.377696 per share.
- On 13 June 2003, 500,000 Ordinary shares as trustee of the GUS plc ESOP Trust No. 2 at a price of £6.639721 per share.

Directors of the Company are potential beneficiaries of these ESOP's and accordingly these share purchases are deemed to increase their interests in the Ordinary share capital of the Company.

82 5017

GUS

Ref: PGC/07rns03

17 June 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**REGULATORY NEWS SERVICE
HEADER MESSAGE**

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	275129
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

GUS plc has received notification that David Tyler, a director of the Company, has today exercised options in respect of 91,675 Ordinary shares in the Company comprising:

- Options in respect of 5,170 shares granted on 9 December 1998 at a price of 580.2p per share;
- Options in respect of 86,505 shares granted on 7 April 2000 at a price of 375.7p per share.

Following this exercise, Mr Tyler has sold 67,869 shares at a price of 678.0593p per share and retained the balance of 23,806 shares, thereby increasing his holding to 119,688 shares.

RNS Number:4733M
GUS PLC
18 June 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 293,255 Ordinary shares of 0p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 73,313 shares to be issued under the 1998 Approved Share Option Scheme and 219,942 shares to be issued under the 1998 Non Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

82 SO17

03 JUL -3 AM 7:21

Ref: PGC/07rns03

19 June 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 277 4064
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	495609
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 18 June 2003, Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited purchased 300,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust No. 2 at a price of £6.7346 per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company.

Exemption No. 82-5017
RNS Number:5689M
GUS PLC
20 June 2003

GUS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 299,850 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 74,963 shares to be issued under the 1998 Approved Share Option Scheme and 224,887 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

82 5017



Ref: PGC/09rns03

20 June 2003

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	199737
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

GRANT OF SHARE OPTIONS TO DIRECTORS

The Company has granted options in respect of its Ordinary shares of 25p to the following directors:-

Name of director	Date of grant	Period during or date on which exercisable	Amount paid for grant of option	Number of shares	Exercise price
John Peace	19.06.2003	19.06.2006 to 18.06.2013	Nil	103,626	675.5p
Terry Duddy	19.06.2003	19.06.2006 to 18.06.2013	Nil	85,862	675.5p
Alan Smart	19.06.2003	19.06.2006 to 18.06.2013	Nil	16,107	675.5p
Craig Smith	19.06.2003	19.06.2006 to 18.06.2013	Nil	58,210	675.5p
David Tyler	19.06.2003	19.06.2006 to 18.06.2013	Nil	62,176	675.5p

Following this notification, options are held by directors over 1,863,054 Ordinary shares of 25p in the Company.

AWARDS UNDER THE GUS PLC PERFORMANCE SHARE PLAN

The Company also made awards on 19 June 2003 to the above directors under the terms of The GUS plc Performance Share Plan by reference to a price of 675.5p per share. The awards are subject to performance conditions and the maximum numbers of shares which could vest in the case of each of these directors in respect of this award are as follows:-

Name of director	Maximum number of shares
John Peace	103,626
Terry Duddy	85,862
Alan Smart	16,107
Craig Smith	58,210
David Tyler	62,176

Following this notification, awards are held by directors under the terms of The GUS plc Performance Share Plan in respect of 693,409 Ordinary shares of 25p in the Company.

82 5017



GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

Ref: PGC/11rns03

23 June 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	828473
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC CO-INVESTMENT PLAN

In accordance with the terms of The GUS plc Co-Investment Plan, the following directors of the Company have opted to defer receipt of their bonus for the year ended 31 March 2003 and to invest it in Ordinary shares of 25p in the Company. The resulting increases in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

Name of director	Number of Ordinary shares		Contingent interests in matching shares	
	Now acquired on behalf of director	Held after this acquisition	Now arising in respect of director	Held after this matching award
John Peace	57,778	154,148	195,858	383,758
Terry Duddy	46,666	107,383	158,193	302,249
Craig Smith	42,001	42,001	65,100	65,100
David Tyler	33,778	153,466	114,501	224,109

The purchase of the shares acquired on behalf of the directors was made on 20 June 2003 at a price of 663.7453p per share; the award of the matching shares was made on 20 June 2003 by reference to a price of 663.7453p per share. The release of these shares is deferred for three years and if the director resigns during the three-year period he will forfeit the right to the matching shares.

Following this notification, there are contingent awards held by directors under the terms of The GUS plc Co-Investment Plan in respect of 975,216 Ordinary shares of 25p in the Company.

Exemption No. 82-5017
RNS Number:6314M
GUS PLC
23 June 2003

GUS PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 303,951 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 75,987 shares to be issued under the 1998 Approved Share Option Scheme and 227,964 shares to be issued under the 1998 Non-Approved Share Option Scheme.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

82 5017

Ref: PGC/klf

23 June 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0161 277 4064
Fax 0161 277 4056
coopepa@gusco.com

Dear Sir

Block Listing Return

I attach the fourth Block Listing return in respect of RA/GUS/7 and should be grateful if you would arrange for the release of this return on the Regulatory News Service under number 903865. A copy of this letter is also being sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

Registered in England No. 146575
Registered Office: Universal House, Devonshire Street, Manchester M60 1XA

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

5

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 903865

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	RA/GREAT UNIVERSAL STORES/7
3.	Period of return:	From 23.12.02 to 22.06.03
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	171,189 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	149,355 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	21,834 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,009,211,093 ORDINARY SHARES

Contact for queries:

Name: PAUL COOPER

Telephone: 0161-277-4064

Address:
UNIVERSAL HOUSE
DEVONSHIRE STREET
MANCHESTER
M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

82 5017



Ref: PGC/12rns03

24 June 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 277 4064
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	706137
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 20 June 2003, Towers Perrin Share Plan Services (Guernsey) Limited purchased 500,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust No. 3 at a price of 663.7453p per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchases is deemed to increase their interests in the Ordinary share capital of the Company.

Exemption No. 82-5017

RNS Number:7643M
GUS PLC
25 June 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 307,692 Ordinary shares of 25p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

82507



Ref: PGC/12rns03

26 June 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 273 8282
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	926617
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 25 June 2003, GUS plc received notification that Craig Smith, a director of the Company, had on that day exercised options in respect of 191,051 Ordinary shares in the Company granted on 14 June 2000 at a price of 381.3p per share. Following this exercise, Mr Smith sold those 191,051 shares at a price of 669.0705p per share.

Exemption No. 82-5017
RNS Number:8766M
GUS PLC
27 June 2003

GUS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 298,396 Ordinary shares of 25p each under The GUS plc Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

82 5017



Ref: PGC/13rns03

27 June 2003

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0161 277 4064
Fax 0161 277 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	630745
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0161 277 4064

ANNOUNCEMENT

On 25 June 2003, Towers Perrin Share Plan Services (Guernsey) Limited made the following purchases of Ordinary shares of 25p each in the Company:

- 600,000 Ordinary shares as trustee of the GUS plc ESOP Trust No. 2 at a price of £6.610158 per share.
- 900,000 Ordinary shares as trustee of the GUS plc ESOP Trust No. 3 at a price of £6.610158 per share.

Directors of the Company are potential beneficiaries of these ESOP's and accordingly these share purchases are deemed to increase their interests in the Ordinary share capital of the Company.